FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October, 2022
Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No  ☒

BANCO SANTANDER, S.A.
________________________

TABLE OF CONTENTS

Part 1. Interim consolidated directors’ report	3
Part 2. Interim unaudited consolidated financial statements	91

Here. Now.

Interim consolidated directors' report

January - September

santander.com

Santander

January - September	2022

Interim Consolidated Directors' Report

This report was approved by the board of directors on 25 October 2022, following a favourable report from the audit committee. Important information regarding this report can be found on pages 88 and 89.

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix

Key consolidated data

BALANCE SHEET (EUR million)	Sep-22	Jun-22%		Sep-22	Sep-21%		Dec-21
Total assets	1,815,792	1,722,840	5.4	1,815,792	1,578,295	15.0	1,595,835
Loans and advances to customers	1,067,466	1,037,721	2.9	1,067,466	958,311	11.4	972,682
Customer deposits	1,008,800	973,787	3.6	1,008,800	909,034	11.0	918,344
Total funds	1,241,548	1,204,407	3.1	1,241,548	1,140,322	8.9	1,153,656
Total equity	99,312	97,462	1.9	99,312	95,624	3.9	97,053
Note: Total funds includes customer deposits, mutual funds, pension funds and managed portfolios.

INCOME STATEMENT (EUR million)	Q3'22	Q2'22%		9M'22	9M'21%		2021
Net interest income	10,051	9,554	5.2	28,460	24,654	15.4	33,370
Total income	13,474	12,815	5.1	38,594	34,626	11.5	46,404
Net operating income	7,314	6,915	5.8	20,999	18,848	11.4	24,989
Profit before tax	3,846	3,744	2.7	11,761	10,716	9.8	14,547
Profit attributable to the parent	2,422	2,351	3.0	7,316	5,849	25.1	8,124
Changes in constant euros:
Q3'22 / Q2'22: NII: +5.4%; Total income: +5.2%; Net operating income: +5.7%; Profit before tax: +2.5%; Attributable profit: +2.5%.
9M'22 / 9M'21: NII: +8.2%; Total income: +4.6%; Net operating income: +3.2%; Profit before tax: +0.1%; Attributable profit: +13.7%.

EPS, PROFITABILITY AND EFFICIENCY (%)	Q3'22	Q2'22%		9M'22	9M'21%		2021
EPS (euros)	0.137	0.131	4.9	0.409	0.313	30.5	0.438
RoE	10.64	10.44		10.86	9.54		9.66
RoTE	13.38	13.10		13.57	11.82		11.96
RoA	0.61	0.63		0.64	0.61		0.62
RoRWA	1.75	1.76		1.82	1.66		1.69
Efficiency ratio	45.6	46.0		45.5	45.6		46.2

UNDERLYING INCOME STATEMENT (1) (EUR million)	Q3'22	Q2'22%		9M'22	9M'21%		2021
Net interest income	10,051	9,554	5.2	28,460	24,654	15.4	33,370
Total income	13,509	12,815	5.4	38,629	34,626	11.6	46,404
Net operating income	7,349	6,915	6.3	21,034	18,848	11.6	24,989
Profit before tax	3,846	3,744	2.7	11,761	11,432	2.9	15,260
Profit attributable to the parent	2,422	2,351	3.0	7,316	6,379	14.7	8,654
Changes in constant euros:
Q3'22 / Q2'22: NII: +5.4%; Total income: +5.5%; Net operating income: +6.3%; Profit before tax: +2.5%; Attributable profit: +2.5%.
9M'22 / 9M'21: NII: +8.2%; Total income: +4.7%; Net operating income: +3.3%; Profit before tax: -5.7%; Attributable profit: +5.0%.

UNDERLYING EPS AND PROFITABILITY (1) (%)	Q3'22	Q2'22%		9M'22	9M'21%		2021
Underlying EPS (euros)	0.137	0.131	4.9	0.409	0.344	18.9	0.468
Underlying RoE	10.64	10.44		10.86	10.18		10.29
Underlying RoTE	13.38	13.10		13.57	12.61		12.73
Underlying RoA	0.61	0.63		0.64	0.65		0.65
Underlying RoRWA	1.75	1.76		1.82	1.76		1.78

January - September 2022	3

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix

SOLVENCY (%)	Sep-22	Jun-22	Sep-22	Sep-21	Dec-21
Fully-loaded CET1 ratio	12.10	12.05	12.10	11.85	12.12
Fully-loaded total capital ratio	16.00	15.95	16.00	15.82	16.41

CREDIT QUALITY (%)	Q3'22	Q2'22	9M'22	9M'21	2021
Cost of risk[2]	0.86	0.83	0.86	0.90	0.77
NPL ratio	3.08	3.05	3.08	3.18	3.16
Total coverage ratio	70	71	70	74	71

MARKET CAPITALIZATION AND SHARES	Sep-22	Jun-22%		Sep-22	Sep-21%		Dec-21
Shares (millions)	16,794	16,794	0.0	16,794	17,341	(3.2)	17,341
Share price (euros)	2.398	2.688	(10.8)	2.398	3.137	(23.6)	2.941
Market capitalization (EUR million)	40,265	45,143	(10.8)	40,265	54,389	(26.0)	50,990
Tangible book value per share (euros)	4.31	4.24		4.31	3.99		4.12
Price / Tangible book value per share (X)	0.56	0.63		0.56	0.79		0.71

CUSTOMERS (thousands)	Q3'22	Q2'22%		9M'22	9M'21%		2021
Total customers	159,384	156,896	1.6	159,384	151,433	5.3	152,943
Loyal customers	26,841	26,494	1.3	26,841	24,742	8.5	25,548
Loyal retail customers	24,674	24,361	1.3	24,674	22,588	9.2	23,359
Loyal SME & corporate customers	2,167	2,133	1.6	2,167	2,154	0.6	2,189
Digital customers	50,451	49,870	1.2	50,451	46,693	8.0	47,489
Digital sales / Total sales (%)	55.5	54.6		55.5	54.0		54.4

OTHER DATA	Sep-22	Jun-22%		Sep-22	Sep-21%		Dec-21
Number of shareholders	3,928,568	3,985,638	(1.4)	3,928,568	3,817,454	2.9	3,936,922
Number of employees	203,376	200,651	1.4	203,376	195,264	4.2	199,177
Number of branches	9,134	9,193	(0.6)	9,134	9,254	(1.3)	9,229

(1) In addition to financial information prepared in accordance with International Financial Reporting Standards (IFRS) and derived from our consolidated financial statements, this report contains certain financial measures that constitute alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures, including the figures related to “underlying” results, which do not include the items recorded in the separate line of “net capital gains and provisions”, above the line of profit attributable to the parent. Further details are provided in the “Alternative performance measures” section of the appendix to this report.

For further details on the APMs and non-IFRS measures used, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the annual consolidated financial statements prepared under IFRS, please see our 2021 Annual Financial Report, published in the CNMV on 25 February 2022, our 20-F report for the year ending 31 December 2021 filed with the SEC in the United States on 1 March 2022, as updated by the Form 6-K filed with the SEC on 8 April 2022 in order to reflect our new organizational and reporting structure, as well as the “Alternative performance measures” section of the appendix to this report.

(2) Allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers over the last 12 months.

4	January - September 2022

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix

Our business model is based on three pillars

01. Customer focus	02. Our scale	03. Diversification
Deepening the relationships with our customers	Local scale and global reach	Geographic and business diversification

Top 3 NPS[1] in 6 out of 9 markets	Top 3 in lending[2] in 10 of our markets	Balanced profit distribution[3]

North America
26%
Europe
32%
32%
South America
10%
Digital Consumer Bank

SCIB

WM&I

PagoNxt

159 mn total customers

(1) NPS – internal benchmark of individual customers' satisfaction audited by Stiga / Deloitte in H1'22.	(2) Market share in lending as of June 2022 including only privately-owned banks. UK benchmark refers to the mortgage market. Digital Consumer Bank (DCB) refers to auto in Europe.	(3) 9M'22 underlying attributable profit by region. Operating areas excluding Corporate Centre.
Our business model remains a source of great strength and resilience
Our corporate culture
The Santander Way remains unchanged to continue to deliver for all our stakeholders

Our purpose To help people and businesses prosper.

Our aim To be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities.

Our how Everything we do should be Simple, Personal and Fair.

January - September 2022	5

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Group performance

HIGHLIGHTS OF THE PERIOD

Attributable profit

+25 %

9M'21
9M'22

EUR 5,849 mn

EUR 7,316 mn

+14 % in constant euros

Underlying attributable profit

+15 %

9M'21
9M'22

EUR 6,379 mn

EUR 7,316 mn

+5 % in constant euros

▶
In Q3'22, attributable profit amounted to EUR 2,422 million, including a charge of EUR 181 million (net of tax) as a result of the Polish mortgage payment holiday regulations. Profit was 3% higher than the second quarter (+11% excluding the aforementioned charge).

▶
In the first nine months of 2022, attributable profit rose to EUR 7,316 million, 25% more than in the same period of 2021 (+14% in constant euros).
Underlying profit also amounted to EUR 7,316 million, 15% higher (+5% in constant euros) than the first nine months of 2021 (excluding a net charge for restructuring costs of EUR 530 million).

▶
Our geographic and business diversification to some extent protects us from adverse circumstances and enables us to resiliently face the indirect impacts arising from the Russia-Ukraine conflict. Santander's presence in and exposure to Russia and Ukraine is negligible.

▶	In applying the shareholder remuneration policy for 2022, the board of directors approved an interim distribution against 2022 results, which will be made in two parts:

•A cash dividend of EUR 5.83 cents per share (pre-tax) which is expected to be paid from 2 November 2022 (20% higher than the equivalent in 2021).

•A share repurchase programme of up to EUR 979 million is expected to start once the applicable regulatory approval has been obtained, as announced in the Inside Information disclosed on 27 September 2022.
As a result, the total remuneration of this interim distribution will exceed EUR 1.9 billion (+16% compared to its equivalent in 2021) and represents approximately 40% of H1 2022 profit (c. 20% dividend payment and c. 20% share repurchase).

▶
TNAV per share was EUR 4.31, with 11% growth year-on-year including the cash dividends per share paid in May 2022 and the one already announced for November 2022. In the quarter, TNAV per share plus dividend increased 3%.

▶
Santander is the leader in renewable energy financing and mobilized close to EUR 78.7 billion between 2019 and the end of Q3'22. The Group's target is to mobilize EUR 220 billion in green finance by 2030.

▶	We continued to help our customers in their green transition with, for example, the financing of fully-electric vehicles.

▶	In 2022, we granted EUR 677 million in loans through our microfinance programmes to 1.1 million micro-entrepreneurs in 8 countries.

▶
We were named Best Global Bank for Financial Inclusion by Euromoney, highlighting our programmes in South America and Mexico, and Best Bank for Corporate Responsibility in Central and Eastern Europe for our support to refugees from the Russia-Ukraine conflict.

6	January - September 2022

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Group performance

GROWTH

Customers: **159 million**

+8 million

Loans and advances to customers	Customer funds
+7%	+4%

Net interest income	Net fee income
+8%	+7%

Note: changes vs 9M'21 in constant euros

▶	Total customers amounted to 159 million, +8 million compared to September 2021 (+2.5 million in the third quarter). Loyal customers reached 26.8 million, 8% higher year-on-year.

▶
Digital adoption continued to be key, as we now have 50 million digital customers, an increase of 3.8 million since September 2021. In the first nine months of 2022, 56% of sales were made through digital channels.

▶
Business volumes continued to grow in a context of uncertainty. In this environment, loans and advances to customers increased 2% in the quarter and 10% year-on-year (+7% in constant euros). Customer funds rose 3% in the quarter (+2% in constant euros) and +8% year-on-year (+4% in constant euros).

▶
Greater activity, together with higher interest rates and margin management, was reflected in the 15% rise in net interest income and a 14% increase in net fee income (+8% and +7%, respectively, in constant euros).

PROFITABILITY

▶	The increase in profit, underpinned by the positive performance across regions, Digital Consumer Bank (DCB) and the global businesses, was reflected in higher profitability.

▶	Sustained earnings per share growth, which rose +31% year-on-year to EUR 40.9 cents in the first nine months of 2022 (underlying EPS +19%).

▶	RoTE of 13.6%, RoRWA was 1.82%, both clearly exceeding figures from the first nine months of 2021.

STRENGTH

▶	Regarding credit quality, the cost of risk stood at 0.86% (0.90% in September 2021).

▶	The NPL ratio was 3.08%, 3 bps higher quarter-on-quarter and 10 bps lower year-on-year, mainly due to the good performance in Europe and Digital Consumer Bank.

▶	Total loan-loss reserves reached EUR 24,813 million, with a coverage of 70% (-1 pp vs. Q2'22).

▶
The fully-loaded CET1 ratio was 12.10%.
In the quarter, net organic generation of 26 bps, resulting from gross organic generation of 34 bps from Q3'22 profit and an 8 bp charge for a future cash dividend payment[1]. In addition there were negative impacts, mainly from market performance and models.

(1) Implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

January - September 2022	7

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Income statement

GRUPO SANTANDER RESULTS

Grupo Santander. Summarized income statement
EUR million
			Change				Change
	Q3'22	Q2'22%		% excl. FX	9M'22	9M'21%		% excl. FX
Net interest income	10,051	9,554	5.2	5.4	28,460	24,654	15.4	8.2
Net fee income (commission income minus commission expense)	3,015	3,040	(0.8)	(0.3)	8,867	7,810	13.5	7.3
Gains or losses on financial assets and liabilities and exchange differences (net)	372	356	4.5	7.6	1,115	1,220	(8.6)	(13.1)
Dividend income	87	267	(67.4)	(67.5)	422	404	4.5	4.4
Share of results of entities accounted for using the equity method	189	179	5.6	5.6	501	295	69.8	61.9
Other operating income / expenses	(240)	(581)	(58.7)	(51.7)	(771)	243	—	—
Total income	13,474	12,815	5.1	5.2	38,594	34,626	11.5	4.6
Operating expenses	(6,160)	(5,900)	4.4	4.5	(17,595)	(15,778)	11.5	6.3
Administrative expenses	(5,367)	(5,162)	4.0	4.0	(15,360)	(13,714)	12.0	6.7
Staff costs	(3,177)	(3,085)	3.0	2.8	(9,125)	(8,205)	11.2	6.3
Other general administrative expenses	(2,190)	(2,077)	5.4	5.7	(6,235)	(5,509)	13.2	7.2
Depreciation and amortization	(793)	(738)	7.5	7.8	(2,235)	(2,064)	8.3	3.8
Provisions or reversal of provisions	(370)	(480)	(22.9)	(18.6)	(1,305)	(2,006)	(34.9)	(35.7)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(3,073)	(2,640)	16.4	16.0	(7,836)	(6,000)	30.6	21.5
Impairment on other assets (net)	(25)	(26)	(3.8)	(6.1)	(86)	(134)	(35.8)	(37.7)
Gains or losses on non-financial assets and investments, net	6	(6)	—	—	2	43	(95.3)	(96.3)
Negative goodwill recognized in results	—	—	—	—	—	—	—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	(6)	(19)	(68.4)	(67.1)	(13)	(35)	(62.9)	(66.9)
Profit or loss before tax from continuing operations	3,846	3,744	2.7	2.5	11,761	10,716	9.8	0.1
Tax expense or income from continuing operations	(1,164)	(1,072)	8.6	8.8	(3,538)	(3,725)	(5.0)	(13.6)
Profit from the period from continuing operations	2,682	2,672	0.4	0.0	8,223	6,991	17.6	7.4
Profit or loss after tax from discontinued operations	—	—	—	—	—	—	—	—
Profit for the period	2,682	2,672	0.4	0.0	8,223	6,991	17.6	7.4
Profit attributable to non-controlling interests	(260)	(321)	(19.0)	(18.0)	(907)	(1,142)	(20.6)	(25.7)
Profit attributable to the parent	2,422	2,351	3.0	2.5	7,316	5,849	25.1	13.7

EPS (euros)	0.137	0.131	4.9		0.409	0.313	30.5
Diluted EPS (euros)	0.137	0.130	4.9		0.408	0.312	30.5

Memorandum items:
Average total assets	1,769,904	1,707,903	3.6		1,702,210	1,550,943	9.8
Average stockholders' equity	91,044	90,035	1.1		89,854	83,574	7.5

8	January - September 2022

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Income statement

Executive summary

Profit. In constant euros	Performance. In constant euros

Strong profit growth underpinned by our geographic and business diversification	Revenue growth accelerated, costs under control and LLP growth slowed
Attributable profit	Total income	Costs	Provisions
EUR 7,316 mn	+14% vs 9M'21	+4.7%	+6.3%	+16.7%
+5% vs 9M'21 underlying att. profit

Efficiency	Profitability

The Group's efficiency ratio improved, mainly driven by Europe	Strong improvement in our profitability ratios
Group	Europe	RoTE	RoRWA
45.5%	47.4%	13.6%	1.82%
-0.1 pp	-4.1 pp	+1.8 pp	+1.0 pp	[1]	+0.2 pp	+0.1 pp	[2]
Changes vs 9M'21.	Changes vs 9M'21.	1. vs underlying RoTE.	2. vs under. RoRWA

è Results performance compared to 9M'21
The Group presents, both at the total level and for each of the business units, the changes in euros produced in the income statement, as well as variations excluding the exchange rate effect (FX), on the understanding that the latter provide a better analysis of the Group’s management of the country units. For the Group as a whole, exchange rates had an impact of +7 pp in revenue and +5 pp in costs.
▶ Total income
Total income in the first nine months of 2022 was EUR 38,594 million, up 11% compared to the same period in 2021. Excluding the exchange rate impact, total income increased 5%. Net interest income and net fee income accounted for 97% of total income. By line:
•Net interest income amounted to EUR 28,460 million, 15% higher compared to 9M 2021. Stripping out the exchange rate impact, growth was 8%, mainly due to greater volumes and higher interest rates.
By country, and at constant exchange rates, there were increases in the UK (+12%), Poland (+104%), the US (+2%, +4% without the Bluestem portfolio disposal in 2021), Mexico (+12%), Chile (+1%) and Argentina (+142%).

Net interest income
EUR million
constant euros
On the other hand, Spain remained flat due to lower ALCO portfolio volumes, lower TLTRO contribution and a change of mix towards mortgages. Brazil fell (-1%) due to its negative sensitivity to interest rate hikes and Portugal fell 6% impacted by lower ALCO portfolio and TLTRO contributions. All three improved their trend in the third quarter, with Spain and Portugal rising compared to the second quarter, and Brazil remained stable.
•Net fee income was EUR 8,867 million, up 14% compared to the first nine months of 2021. Excluding the exchange rate impact, net fee income increased 7%, driven by higher volumes and improved activity.
There was strong growth in high value-added products and services, as card and point of sale turnover increased 16% and 29%, respectively, and card transactions were 14% higher. Transactional fees rose 9%.
In Wealth Management & Insurance (WM&I), net fee income from mutual funds and pensions grew 3% and insurance premiums rose 24%.
In Santander Corporate & Investment Banking (SCIB), net fee income increased 9%, with double-digit growth in its core businesses.

Net fee income
EUR million
constant euros

January - September 2022	9

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Income statement
Together, the two businesses accounted for close to 50% of the Group’s total fee income (SCIB: 17%; WM&I: 31%).
By region, net fee income in Europe was up 6%, supported by growth in all countries except the UK (transfer of its SCIB business in Q4 2021). There was a 4% increase in North America, as the US was dampened by the Bluestem portfolio disposal in 2021. Excluding it, net fee income would have increased 7% in the region. The 20% increase in Mexico was driven by net fee income from payments, insurance and mutual funds. South America was up 11% driven by greater transactionality, with growth in all main countries and Digital Consumer Bank rose 2% driven by greater new lending.
•Gains on financial transactions, accounted for 3% of total income and were 9% lower year-on-year at EUR 1,115 million (-13% excluding the exchange rate impact), due to the negative impact of FX hedges at the Corporate Centre which offset the positive impact of exchange rates in the countries' results. In addition, there were decreases in Portugal and Mexico, due to ALCO portfolio sales recorded in 9M'21, and the US backed by lower capital market activity.
•Dividend income was EUR 422 million in the first nine months of 2022, increasing 4% in both euros and constant euros.
•The results of entities accounted for using the equity method rose 70% (62% excluding the exchange rate impact) to EUR 501 million, due to the greater contribution from Group entities in Spain and Brazil.
•Other operating income stood at -EUR 771 million compared to EUR 243 million in the first nine months of 2021.
Several effects justify this movement: lower leasing income in North America, greater contribution to the SRF, the creation of an Institutional Protection Scheme in Poland in Q2'22, and finally, the impact of high inflation in Argentina.

Total income
EUR million
constant euros
▶ Costs
Operating costs amounted to EUR 17,595 million, 12% higher than in the first nine months of 2021 (+6% excluding the exchange rate impact), due to the sharp increase in inflation. In real terms (excluding the rise in average inflation), costs fell 5% in constant euros.
Our disciplined cost management enabled us to maintain one of the best efficiency ratios in the sector, which stood at 45.5%, a 0.1 pp improvement on the first nine months of 2021. Our transformation plan continued to progress across countries towards a more integrated and digital operating model, with better business dynamics and improved customer service and satisfaction.
The year-on-year trends in costs in constant euros were as follows:
•In Europe, costs rose 1%, which translates into a 7% drop in real terms, on the back of our transformation process and operational improvements. In real terms, there were falls across the region: -11% in Spain, -6% in the UK, -18% in Portugal and -4% in Poland. The region's efficiency ratio was 47.4% (-4.1 pp compared to the first nine months of 2021), improving in all countries.
•In North America, costs increased 5%. In real terms, they were down 3%. They remained flat in the US (-8% in real terms) while Mexico recorded an increase due to wage increases, digitalization and technology, and by the increase in supply costs affected by inflation at 8%. The efficiency ratio stood at 47.0% (+2.7 pp compared to the first nine months of 2021).
•In South America, the rise in costs (+17%) was significantly distorted by soaring average inflation in the region (+19%, due to +61% in Argentina) which was reflected in salary increases in Brazil and Argentina. In real terms, costs in Brazil fell 2%, -3% in Chile and they rose 24% in Argentina. The efficiency ratio was 36.3% (+1.6 pp compared to the first nine months of 2021).
•In Digital Consumer Bank, cots rose 2% affected by inflation, strategic investments, transformational costs and business growth. In real terms, costs fell 5%. The efficiency ratio stood at 47.7% (+0.1 pp compared to the first nine months of 2021).

Operating expenses
EUR million
constant euros

10	January - September 2022

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Income statement
▶ Provisions or reversal of provisions
Provisions (net of provisions reversals) amounted to EUR 1,305 million (EUR 2,006 million in in the first nine months of 2021). This item includes the charges for restructuring costs recorded in 2021 (EUR 530 million net of tax).
▶ Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss (net) amounted to EUR 7,836 million, 31% higher than in the first nine months of 2021 (+22% in constant euros). This comparison was affected by the releases recorded in the UK and the US in Q2 2021, macro provisions in 2022 (mainly in Spain, the UK and the US) resulting from a potential macroeconomic slowdown, the charges in Poland and DCB for CHF mortgages and the new mortgage payment holiday regulations in Poland (EUR 287 million). Lastly, there was a year-on-year rise in Brazil, driven by individuals, although they showed a decline in the third quarter.
▶ Impairment on other assets (net)
The impairment on other assets (net) stood at EUR 86 million, down from EUR 134 million in the first nine months of 2021.
▶ Gains or losses on non-financial assets and investments (net)
EUR 2 million was recorded in this line in the first nine months of 2022 (EUR 43 million in the first nine months of 2021).

Net loan-loss provisions
EUR million
constant euros
▶ Negative goodwill recognized in results
No negative goodwill was recorded in the first nine months of 2022 or in the same period of 2021.
▶ Gains or losses on non-current assets held for sale not classified as discontinued operations
This item, which mainly includes impairment of foreclosed assets recorded and the sale of properties acquired upon foreclosure, totalled -EUR 13 million in the first nine months of 2022, compared to -EUR 35 million in the first nine months of 2021.
▶ Profit before tax
Profit before tax was EUR 11,761 million in the first nine months of 2022, 10% higher compared to the first nine months of 2021 (practically stable in constant euros).
▶ Income tax
Total corporate income tax was EUR 3,538 million (EUR 3,725 million in the first nine months of 2021).
▶ Profit attributable to non-controlling interests
Profit attributable to non-controlling interests amounted to EUR 907 million, down 21% year-on-year (-26% excluding the exchange rate impact), mainly due to the buyback of minority interests of SC USA in the US.
▶ Profit attributable to the parent
Profit attributable to the parent amounted to EUR 7,316 million in the first nine months of 2022, compared to EUR 5,849 million in the same period of 2021. The evolution of the aforementioned income statement items is reflected in a profit growth of 25% in euros and 14% in constant euros.
RoTE stood at 13.57%, RoRWA at 1.82% and earnings per share at EUR 0.409 (11.82%, 1.66% and EUR 0.313, respectively, in the first nine months of 2021).

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Income statement
▶ Underlying profit attributable to the parent
Underlying profit attributable to the parent recorded the same amount as profit attributable to the parent in 9M'22, as profit was not affected by the recording of results that are outside the ordinary course of our business. As such, attributable profit and underlying profit attributable to the parent in 9M'22 both amounted to EUR 7,316 million.
In 9M'21, profit attributable to the parent was affected by restructuring costs, mainly in the UK and Portugal. Excluding these charges from the line where they were recorded, and including them separately in the net capital gains and provisions line, adjusted profit or underlying profit attributable to the parent in 9M'21 stood at EUR 6,379 million.
As a result, profit in 9M'22 was 15% higher in euros and +5% in constant euros compared to the adjusted or underlying profit in the same period of 2021.
For more details, see 'Alternative Performance Measures' section in the appendix of this report.
The Group’s cost of risk (considering the last 12 months) stood at 0.86%, (0.90% in September 2021).
Before recording loan-loss provisions, Grupo Santander's underlying net operating income (total income less operating expenses) was EUR 21,034 million, 12% higher year-on-year in euros, +3% excluding the FX impact. This is the highest net operating income ever recorded in the first nine months of a year. The performance in constant euros is detailed below.
By line:
•Total income increased mainly due to net interest income (+8%), continuing with its quarter-after-quarter improvement, and net fee income (+7%), which recovered further given the greater commercial activity.
•Costs were driven up by soaring inflation.
By region:
•In Europe, net operating income increased 19% underscored by higher total income and costs stability.
•In North America, net operating income fell 7%, -5% excluding the impact from the sale of the Bluestem portfolio in 2021, dampened by lower net fee income and leasing income in the US. Growth in Mexico was 12%.
•In South America, net operating income growth was 5% with rises in all countries, with the exception of Brazil which remained flat.
•In Digital Consumer Bank, net operating income increased 2%.
In the first nine months of 2022, Grupo Santander’s underlying RoTE was 13.57%, underlying RoRWA was 1.82% and underlying earnings per share was EUR 0.409 (12.61%, 1.76% and EUR 0.344, respectively, in the first nine months of 2021).

Summarized underlying income statement
EUR million			Change				Change
	Q3'22	Q2'22%		% excl. FX	9M'22	9M'21%		% excl. FX
Net interest income	10,051	9,554	5.2	5.4	28,460	24,654	15.4	8.2
Net fee income	3,015	3,040	(0.8)	(0.3)	8,867	7,810	13.5	7.3
Gains (losses) on financial transactions (1)	372	356	4.5	7.6	1,115	1,220	(8.6)	(13.1)
Other operating income	71	(135)	—	—	187	942	(80.1)	(82.4)
Total income	13,509	12,815	5.4	5.5	38,629	34,626	11.6	4.7
Administrative expenses and amortizations	(6,160)	(5,900)	4.4	4.5	(17,595)	(15,778)	11.5	6.3
Net operating income	7,349	6,915	6.3	6.3	21,034	18,848	11.6	3.3
Net loan-loss provisions	(2,756)	(2,634)	4.6	4.1	(7,491)	(5,973)	25.4	16.7
Other gains (losses) and provisions	(747)	(537)	39.1	43.5	(1,782)	(1,443)	23.5	22.2
Profit before tax	3,846	3,744	2.7	2.5	11,761	11,432	2.9	(5.7)
Tax on profit	(1,164)	(1,072)	8.6	8.8	(3,538)	(3,911)	(9.5)	(17.4)
Profit from continuing operations	2,682	2,672	0.4	—	8,223	7,521	9.3	0.4
Net profit from discontinued operations	—	—	—	—	—	—	—	(100.0)
Consolidated profit	2,682	2,672	0.4	—	8,223	7,521	9.3	0.4
Non-controlling interests	(260)	(321)	(19.0)	(18.0)	(907)	(1,142)	(20.6)	(25.7)
Net capital gains and provisions	—	—	—	—	—	(530)	(100.0)	(100.0)
Profit attributable to the parent	2,422	2,351	3.0	2.5	7,316	5,849	25.1	13.7
Underlying profit attributable to the parent (2)	2,422	2,351	3.0	2.5	7,316	6,379	14.7	5.0
(1) Includes exchange differences.
(2) Excludes net capital gains and provisions.

12	January - September 2022

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Income statement
è Results performance compared to the previous quarter
Underlying profit attributable to the parent and profit attributable to the parent recorded the same amount in Q3'22 as profit was not affected by results outside the ordinary course of our business.
Q2'22 was also not affected by results outside the ordinary course of our business and as such underlying profit attributable to the parent and profit attributable to the parent were the same.
Profit in the third quarter amounted to EUR 2,422 million, including a EUR 181 million (net of tax) charge mainly as a result of the Polish mortgage payment holiday regulations. Profit was 3% higher than second quarter (+2% in constant euros) and +11% excluding the aforementioned charge (+10% in constant euros).
The performance of the main lines of the income statement in constant euros was as follows:
•Total income increased significantly in the quarter (+5%) with overall improvement in all regions, DCB, SCIB and WM&I, partially favoured by the contributions made to the SRF and BFG in the second quarter.
•Of note was the net interest income increase, up 5% due to higher interest rates and volumes. By region, 7% rise in Europe, driven by all countries. In North America, net interest income growth was 6%, with a positive performance both in the US and Mexico. South America rose 5%, as the decline in Chile compared to an exceptionally high second quarter and stability in Brazil (due to the negative sensitivity to interest rate hikes and growth in less profitable and lower-risk products) were offset by the rise in Argentina.
•

Net operating income
EUR million
constant euros
•Net fee income remained flat in Europe (seasonality, lower deposit earnings in SCIB and a one-off in cards in the second quarter in the UK), and North America (due to lower net fee income from global businesses in the US). On the other hand, South America increased 5%.
•Gains on financial transactions increased 8%, due to CIB performance in Spain and Argentina.
•Costs rose 4% affected by the overall increase in inflation and labour agreements in Mexico, Brazil and Argentina.
•Net loan-loss provisions increased 4% mainly due to the US, where it is normalizing from historical lows. On the other hand, decreases in some units, such as Brazil, Chile and Mexico.
•Other losses and provisions rose 44%, negatively affected by the aforementioned charge related to mortgage payment holidays.

Underlying profit attributable to the parent[1]
EUR million
constant euros
(1) Excluding net capital gains and provisions.

January - September 2022	13

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Balance sheet

Grupo Santander. Condensed balance sheet
EUR million
			Change
Assets	Sep-22	Sep-21	Absolute	%	Dec-21
Cash, cash balances at central banks and other demand deposits	246,533	191,035	55,498	29.1	210,689
Financial assets held for trading	179,775	122,967	56,808	46.2	116,953
Debt securities	37,655	30,834	6,821	22.1	26,750
Equity instruments	9,271	14,586	(5,315)	(36.4)	15,077
Loans and advances to customers	14,131	3,651	10,480	287.0	6,829
Loans and advances to central banks and credit institutions	35,480	17,246	18,234	105.7	14,005
Derivatives	83,238	56,650	26,588	46.9	54,292
Financial assets designated at fair value through profit or loss	15,462	42,126	(26,664)	(63.3)	21,493
Loans and advances to customers	7,306	22,930	(15,624)	(68.1)	10,826
Loans and advances to central banks and credit institutions	618	11,876	(11,258)	(94.8)	3,152
Other (debt securities an equity instruments)	7,538	7,320	218	3.0	7,515
Financial assets at fair value through other comprehensive income	87,915	109,570	(21,655)	(19.8)	108,038
Debt securities	78,117	98,016	(19,899)	(20.3)	97,922
Equity instruments	2,030	2,690	(660)	(24.5)	2,453
Loans and advances to customers	7,768	8,864	(1,096)	(12.4)	7,663
Loans and advances to central banks and credit institutions	—	—	—	—	—
Financial assets measured at amortized cost	1,173,274	1,011,994	161,280	15.9	1,037,898
Debt securities	68,727	34,079	34,648	101.7	35,708
Loans and advances to customers	1,038,261	922,867	115,394	12.5	947,364
Loans and advances to central banks and credit institutions	66,286	55,048	11,238	20.4	54,826
Investments in subsidiaries, joint ventures and associates	7,805	7,684	121	1.6	7,525
Tangible assets	35,662	32,446	3,216	9.9	33,321
Intangible assets	18,789	16,246	2,543	15.7	16,584
Goodwill	14,138	12,645	1,493	11.8	12,713
Other intangible assets	4,651	3,601	1,050	29.2	3,871
Other assets	50,577	44,227	6,350	14.4	43,334
Total assets	1,815,792	1,578,295	237,497	15.0	1,595,835

Liabilities and shareholders' equity
Financial liabilities held for trading	132,563	80,147	52,416	65.4	79,469
Customer deposits	12,451	4,809	7,642	158.9	6,141
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	18,792	5,350	13,442	251.3	7,526
Derivatives	82,505	55,086	27,419	49.8	53,566
Other	18,815	14,902	3,913	26.3	12,236
Financial liabilities designated at fair value through profit or loss	44,599	47,900	(3,301)	(6.9)	32,733
Customer deposits	35,994	36,694	(700)	(1.9)	25,608
Debt securities issued	5,442	5,401	41	0.8	5,454
Deposits by central banks and credit institutions	3,163	5,805	(2,642)	(45.5)	1,671
Other	—	—	—	—	—
Financial liabilities measured at amortized cost	1,493,298	1,317,759	175,539	13.3	1,349,169
Customer deposits	960,355	867,531	92,824	10.7	886,595
Debt securities issued	279,591	238,882	40,709	17.0	240,709
Deposits by central banks and credit institutions	214,164	180,221	33,943	18.8	191,992
Other	39,188	31,125	8,063	25.9	29,873
Liabilities under insurance contracts	777	779	(2)	(0.3)	770
Provisions	8,341	9,815	(1,474)	(15.0)	9,583
Other liabilities	36,902	26,271	10,631	40.5	27,058
Total liabilities	1,716,480	1,482,671	233,809	15.8	1,498,782
Shareholders' equity	123,340	118,380	4,960	4.2	119,649
Capital stock	8,397	8,670	(273)	(3.1)	8,670
Reserves (including treasury stock)	108,606	104,702	3,904	3.7	103,691
Profit attributable to the Group	7,316	5,849	1,467	25.1	8,124
Less: dividends	(979)	(841)	(138)	16.4	(836)
Other comprehensive income	(32,316)	(32,992)	676	(2.0)	(32,719)
Minority interests	8,288	10,236	(1,948)	(19.0)	10,123
Total equity	99,312	95,624	3,688	3.9	97,053
Total liabilities and equity	1,815,792	1,578,295	237,497	15.0	1,595,835

14	January - September 2022

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Balance sheet

GRUPO SANTANDER BALANCE SHEET

Executive summary [1]

	Loans and advances to customers (excl. reverse repos)			Customer funds (deposits excl. repos + mutual funds)

Positive trend in loans and advances to customers continued, increasing both QoQ and YoY			Customer funds continued to grow, mainly backed by customer deposits
1,040	+2% QoQ	+7% YoY	1,129	+2% QoQ	+4% YoY
EUR billion			EUR billion

	è By segment (YoY changes):			è By product (YoY changes):

Growth backed by individuals and large corporates			Demand deposits accounted for 64% of customer funds. Increase in time deposits due to higher interest rates and mutual funds were impacted by market performance

Individuals	SMEs and corporates	CIB	Demand	Time	Mutual funds
+7%	+2%	+14%	+1%	+27%	-5%

(1) Changes in constant euros.

è Loans and advances to customers
Loans and advances to customers stood at EUR 1,067,466 million at 30 September, +3% quarter-on-quarter and +11% year-on-year.
For the purpose of analysing traditional commercial banking loans, the Group uses gross loans and advances to customers excluding reverse repos, which exceeded EUR 1 trillion (EUR 1,040,457 million). In order to facilitate the analysis of the Group's management, the comments below do not include the exchange rate impact.
In the quarter, gross loans and advances to customers, excluding reverse repos, rose 2%, as follows:
•Europe rose 1% with increases in the UK and Spain, while Portugal and Poland remained flat.
•North America rose 2% with equal growth both in Mexico and the US.
•In South America, loans increased 4%, with Brazil increasing 4%, Chile +3%, Argentina +14% and Uruguay +5%.
•Digital Consumer Bank (DCB) rose 2%, with Openbank also growing 2%.

Gross loans and advances to customers (excl. reverse repos)
EUR billion

+10%	[1][a]
Sep-22 / Sep-21

(1) In constant EUR: +7%.
Compared to September 2021, gross loans and advances to customers (excluding reverse repos and the FX impact) grew 7%, with broad-based growth across countries, as follows:
•In Europe, growth was 5%. Spain rose 7% (individuals and private banking), Poland rose 6% (corporates, institutions and CIB), the UK rose 4% (mortgages) and Portugal was up 1% (mortgages).
•+9% in North America as the US grew 8% propelled by auto financing, CIB and CRE (commercial real estate), while Mexico was up 13% with rises in most segments, except SMEs.
•Growth in South America was 13%, with Chile +11% backed by individuals, Brazil increased +10% owing to individuals and corporates, Argentina rose +68% driven by auto, SMEs and corporates and Uruguay recorded a 15% increase.
•DCB increased 6%, receiving an uplift from new lending, which rose 10% year-on-year, and increased in most countries. Openbank increased 42%.
As of September 2022, gross loans and advances to customers excluding reverse repos maintained a balanced structure: individuals (61%), SMEs and corporates (24%) and SCIB (15%).

Gross loans and advances to customers (excl. reverse repos)
% operating areas. September 2022

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Balance sheet
è Customer funds
Customer deposits amounted to EUR 1,008,800 million in September 2022, increasing 4% quarter-on-quarter and 11% year-on-year.
The Group uses customer funds (customer deposits excluding repos, plus mutual funds) for the purpose of analysing traditional retail banking funds, which amounted to EUR 1,129,020 million in September 2022. Just as for loans and advances to customers, the comments below do not include the exchange rate impact.
•In the third quarter, customer funds grew 2%, as follows:
–By product, customer deposits excluding repos increased 2% and mutual funds fell 1%.
–By primary segment, customer funds rose in the three regions while DCB remained stable. By country, customer funds increased 4% in Spain, 3% in Poland and the US, +5% in Chile and +15% in Argentina. In Portugal and Mexico customer funds decreased 2%, while Brazil was practically unchanged.
•Compared to September 2021, customer funds were up 4%, excluding the exchange rate impact:
–By product, deposits excluding repos rose 6%. Demand deposits grew 1% (with rises Europe and falls in North and South America) and time deposits were 27% higher driven by Europe and North America. Mutual funds dropped 5% with widespread falls across most countries due to the impact from markets and the rising interest rate environment.
–By region, customer funds increased 4% in Europe, with rises in Spain (+8%), Portugal (+1%) and Poland (+1%), while the UK decreased 2%. There was a 2% rise in North America (the US: +4%; Mexico: -0.4%) and +5% South America (Brazil: +2%; Chile: -5%; Argentina: +73%; Uruguay: +17%).
–6% rise in DCB, where Openbank increased 9%.
With this performance, the weight of demand deposits as a percentage of total customer funds was 64%, time deposits accounted for 20% of the total and mutual funds 16%.

Customer funds
EUR billion

+8%	[1][a]

+1%

+9%

•Total
•Mutual funds
•Deposits exc. repos

Sep-22 / Sep-21

(1) In constant EUR: +4%.
In addition to capturing customer deposits, the Group, for strategic reasons, maintains a selective policy of issuing securities in the international fixed income markets and strives to adapt the frequency and volume of its market operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.
In the first nine months of 2022, the Group issued:
•Medium- and long-term covered bonds amounting to EUR 9,041 million and EUR 16,170 million of senior debt placed in the market.
•There were EUR 13,751 million of securitizations placed in the market. Additionally, we extended the maturity of an additional EUR 158 million.
•In order to strengthen the Group’s situation, issuances to meet the TLAC requirement amounted to EUR 9,716 million (EUR 9,594 million of senior non-preferred debt and EUR 122 million of subordinated debt).
•Maturities of medium- and long-term debt totalled EUR 21,622 million.
The net loan-to-deposit ratio was 106% (105% in September 2021). The ratio of deposits plus medium- and long-term funding to the Group’s loans was 118%, underscoring the comfortable funding structure.
The Group's access to wholesale funding markets as well as the cost of issuances depends, in part, on the ratings of the rating agencies.
The ratings of Banco Santander, S.A. by the main rating agencies were: Fitch A- senior non-preferred debt, A senior long-term and F2/F1 senior short-term; Moody's A2 long-term and P-1 short-term; and DBRS A High and R-1 Medium short-term. In December 2021, Standard & Poor's (S&P) raised its long-term rating to A+ (from A) and maintained its short-term rating at A-1. Moody's, DBRS and Fitch maintained their stable outlooks. In March 2022, S&P upgraded it to stable as a result of the sovereign's outlook upgrade.
Sometimes the methodology applied by the agencies limits a bank's rating to the sovereign rating of the country where it is headquartered. Banco Santander, S.A. is still rated above the sovereign debt rating of the Kingdom of Spain by Moody’s, DBRS and S&P and at the same level by Fitch, which demonstrates our financial strength and diversification.

Customer funds
% operating areas. September 2022

16	January - September 2022

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Solvency ratios

SOLVENCY RATIOS

Executive summary

Fully-loaded capital ratio	Fully-loaded CET1 ratio

Fully-loaded CET1 ratio exceeded 12% at the end of September 2022	We continued to generate capital organically in the quarter, backed by profit and RWA management
	Gross organic generation	+26 bps	+34 bps
	Cash dividend accrual[1]	-8 bps	-8 bps

TNAV per share

TNAV per share was EUR 4.31, +3% quarter-on-quarter and 11% higher year-on-year including cash dividends

At the end of September 2022, the total phased-in capital ratio (applying the IFRS 9 transitional arrangements) stood at 16.18% and the phased-in CET1 ratio at 12.24%. We comfortably meet the levels required by the European Central Bank on a consolidated basis (13.01% for the total capital ratio and 8.86% for the CET1 ratio). This results in a distance to the maximum distributable amount (MDA) of 307 bps and a CET1 management buffer of 338 bps.
The total fully-loaded capital ratio stood at 16.00% and the fully-loaded CET1 ratio at 12.10%.
We maintained strong net organic generation in the quarter, 26 bps, resulting from gross organic generation of 34 bps (from Q2'22 profit and RWA management), and the 8 bp accrual for the future cash dividend payment1.
Additionally, in the quarter there was a 15 bp negative impact from markets (mainly from portfolio valuations) and -6 bps from models.
The fully-loaded leverage ratio stood at 4.59%, and the phased-in at 4.63%.
Lastly, the TNAV per share ended September 2022 at EUR 4.31, +3% quarter-on-quarter including the EUR 5.83 cents cash dividend to be paid in November, but which has already been deducted from shareholder's equity. Compared to the same period last year, TNAV per share increased 11%, including the previously mentioned dividend, and EUR 5.15 cent cash dividend paid in May 2022.

Eligible capital. September 2022
EUR million
	Fully-loaded	Phased-in*
CET1	74,653	75,499
Basic capital	83,667	84,513
Eligible capital	98,724	99,773
Risk-weighted assets	617,116	616,738

CET1 capital ratio	12.10	12.24
Tier 1 capital ratio	13.56	13.70
Total capital ratio	16.00	16.18

Fully-loaded CET1 ratio performance
%

(1) Cash dividend accrual corresponding to 20% of Q3'22 profit. The implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.
(*) The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Capital Requirements Regulation (CRR2) and subsequent modifications introduced by Regulation 2020/873 of the European Union. Total phased-in capital ratios include the transitory treatment according to chapter 4, title 1, part 10 of the CRR2.

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Risk management

RISK MANAGEMENT

Executive summary

Credit risk			Market risk

Credit quality indicators increased slightly in response to macro economic uncertainty, inflationary pressure and the resulting reaction of the central banks			Our risk profile remains stable with just a slight rise in the VaR levels, despite the current uncertainty
Cost of risk[2]	NPL ratio	Coverage ratio	Q3'22	Average VaR	EUR 15 million
0.86%	3.08%	70%
+3 bps vs Q2'22	+3 bps vs Q2'22	-1 pp vs Q2'22

Structural and liquidity risk			Operational risk

Robust and diversified liquidity buffer, with ratios well above regulatory requirements			Losses, by Basel categories, were lower than the previous quarter
Liquidity Coverage Ratio (LCR)[3]
169% +4 pp vs Q2'22

▶ Monitoring of Russia-Ukraine conflict effects
The Russia-Ukraine conflict is having a significant impact on the global economy, with rising commodity prices, supply chain disruptions and rapidly rising inflation.
The impacts of the rising inflation will depend on the intensity and duration of the measures taken by the different central banks, who currently face the challenge of balancing economic growth and inflation.
Our diversification across countries, together with our proactive risk management, is helping us to maintain our medium-low risk profile despite the current economic environment.
▶ Credit risk management
Total risk exposure increased slightly to EUR 1,156,548 million, +2% in comparison to the second quarter and +8% year-on-year, both in constant euros.
Credit impaired loans: stood at EUR 35,600 million, 2% higher in constant euros compared to the previous quarter, in line with the aforementioned portfolio growth.
The NPL ratio rose slightly in the quarter (+3 bps) and stood at 3.08%, explained by the performance in North and South America, partially offset by the positive trend in Europe and Digital Consumer Bank. In the year-on-year comparison, the NPL ratio was 10 bps lower.
Loan-loss provisions amounted to EUR 2,756 million in the third quarter, 4% higher compared to the previous quarter in constant euros. Considering the first nine months of the year, loan-loss provisions amounted to EUR 7,491 million (+17% year-on-year in constant euros), driven mainly by a potential economic slowdown and the provisions releases in 2021. As a consequence, the cost of risk stood at 0.86% (+3 bps compared to Q2'22, although at lower levels than the previous year).
This loan-loss provisions performance brought the total loan-loss reserves to EUR 24,813 million, a 2% decrease year to date in constant euros.
Total coverage of credit impaired loans remained stable at 70% compared to the previous quarter. It should be noted that a significant part of our portfolios in Spain and the UK has real estate collateral, which requires lower coverage levels.

Key metrics performance by geographic area

	Loan-loss provisions[1]		Cost of risk (%)[2]		NPL ratio (%)		Total coverage ratio (%)
	9M'22	Chg (%) / 9M'21	9M'22	Chg (bps) / 9M'21	9M'22	Chg (bps) / 9M'21	9M'22	Chg (pp) / Q1'21
Europe	1,760	(6.0)	0.36	(12)	2.58	(57)	49.7	(1.4)
North America	1,666	35.6	1.12	(34)	2.79	23	102.7	(36.6)
South America	3,633	34.5	3.11	58	5.54	116	84.7	(14.0)
Digital Consumer Bank	429	(4.7)	0.43	(14)	2.20	5	95.6	(17.2)
TOTAL GROUP	7,491	16.7	0.86	(4)	3.08	(10)	69.7	(4.3)

(1) EUR million and % change in constant euros.
(2) Allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers over the last 12 months.
(3) Provisional data.
For more detailed information regarding the countries, please see the Alternative Performance Measures section.

18	January - September 2022

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Risk management
The Group closely monitors the performance of government liquidity programmes, mainly concentrated in Spain, as the payment holiday periods are reaching their end, with no signs of deterioration.
IFRS 9 stages evolution: the distribution of the portfolio remained stable in the quarter.

Coverage ratio by stage
EUR billion
	Exposure[1]			Coverage
	Sep-22	Jun-22	Sep-21	Sep-22	Jun-22	Sep-21
Stage 1	1,030	998	912	0.5%	0.5%	0.5%
Stage 2	70	66	67	7.7%	8.5%	8.6%
Stage 3	36	34	33	41.0%	40.1%	43.0%
1. Exposure subject to impairment. Additionally, in September 2022 there was EUR 21 billion in loans and advances to customers not subject to impairment recorded at mark to market with changes through P&L (EUR 23 billion in June 2022 and EUR 27 billion in September 2021).
Stage 1: financial instruments for which no significant increase in credit risk is identified since its initial recognition.
Stage 2: if there has been a significant increase in credit risk since the date of initial recognition but the impairment event has not materialized, the financial instrument is classified in Stage 2.
Stage 3: a financial instrument is catalogued in this stage when it shows effective signs of impairment as a result of one or more events that have already occurred resulting in a loss.

Credit impaired loans and loan-loss allowances
EUR million
		Change (%)
	Q3'22	QoQ	YoY
Balance at beginning of period	34,259	(4.0)	3.0
Net additions	3,703	75.1	69.2
Increase in scope of consolidation	—	—	—
Exchange rate differences and other	496	—	—
Write-offs	(2,858)	(12.8)	40.1
Balance at period-end	35,600	3.9	7.7

Loan-loss allowances	24,813	2.6	1.4
For impaired assets	14,603	6.3	2.8
For other assets	10,210	(2.4)	(0.5)

▶ Market risk
The risk associated with global corporate banking trading activity is mainly interest rate driven, focused on servicing our customers' needs and measured in daily VaR terms at 99%.
In the third quarter of 2022, the VaR fluctuated around an average value of EUR 15 million, reflecting our low market risk profile in a context that remains highly volatile, as a result of the impact of the Russia-Ukraine conflict on energy prices and its effect on inflation, increasing the pressure on central banks. By the end of the quarter, VaR was EUR 13 million. These figures remain low compared to the size of the Group’s balance sheet and activity.

Trading portfolios.(1) VaR by geographic region
EUR million
	2022		2021
Third quarter	Average	Latest	Average

Total	14.6	13.4	10.6
Europe	14.1	13.7	9.9
North America	2.0	1.7	2.6
South America	7.7	6.0	5.9
1. Activity performance in Santander Corporate & Investment Banking markets.

Trading portfolios.(1) VaR by market factor
EUR million
Third quarter 2022	Min.	Avg.	Max.	Last
VaR total	11.3	14.6	21.5	13.4
Diversification effect	(8.4)	(13.3)	(22.3)	(14.9)
Interest rate VaR	9.7	12.8	19.3	13.2
Equity VaR	2.5	3.3	5.1	3.3
FX VaR	2.7	4.4	7.2	3.6
Credit spreads VaR	3.6	5.0	7.8	7.0
Commodities VaR	1.3	2.4	4.4	1.3
1.Activity performance in Santander Corporate & Investment Banking markets.
Note: In the North America, South America and Asia portfolios, VaR corresponding to the credit spreads factor other than sovereign risk is not relevant and is included in the interest rate factor.

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Risk management

Trading portfolios[1]. VaR performance
EUR million
1. Corporate & Investment Banking performance in financial markets.

▶ Structural and liquidity risk
Structural exchange rate risk: mainly driven by transactions in foreign currencies related to permanent financial investments, their results and related hedges. Our dynamic management of this risk seeks to limit the impact of foreign exchange rate movements on the Group's core capital ratio. In the third quarter, currency hedging impacting this ratio remained close to 100%.
Structural interest rate risk: the persistence of high levels of inflation caused significant adjustments in the monetary policies of some central banks such as the ECB or the Fed, with interest rate markets reflecting these movements. In this context, our structural debt portfolios continued to be negatively impacted. Despite the volatility of the markets during the quarter, the risk remained at comfortable levels.
Liquidity risk: the Group maintained a comfortable liquidity risk position, supported by a robust and diversified liquidity buffer, with ratios well above regulatory limits. During the third quarter, the Group issued a mortgage covered bond of EUR 3,500 million in a multi-tranche operation to obtain liquidity. This kind of operation has been reactivated within the Eurozone as a result of the current economic conjuncture.
▶ Operational risk
In general, our operational risk profile remained stable in the third quarter of 2022, after a moderate increase in the beginning of the year. The following aspects were closely monitored during this period:
•IT risks arising from transformation plans related to business strategy and development of digital capabilities, as well as proactive management of obsolete technology and IT services provided by third parties, in order to ensure availability of services and operations.
•Regulatory compliance, due to increasing regulatory requirements (such as ESG, operational resilience, data management regulations, among others) across the Group.
•New types of fraud, mainly in online banking transactions (e.g. customer fraud) and in the loan admission processes (e.g. identity theft).
•We continued to focus on consumer protection and Financial Crime Compliance monitoring, and compliance with international financial measures and sanctions due to the Russia-Ukraine conflict.
•Cyber threats across the financial industry, focused on alerts derived from the Russia-Ukraine conflict, strengthening the bank's monitoring and control environment mechanisms.
•Third party risk exposure, maintaining close oversight of critical providers, focusing on their control environment including business continuity capabilities, supply chains, cyber risk management and compliance with service level agreements.
Regarding the third quarter performance, losses (by Basel categories) were lower than the previous quarter.

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General background

GENERAL BACKGROUND
Grupo Santander conducted its business in the third quarter of 2022 in an environment marked by market volatility, uncertainty stemming from the Russia-Ukraine conflict, and its impact on gas supply in Europe, in addition to other factors, such as China's zero-covid strategy and consequent impacts on global production chains. This has exacerbated the already high pricing pressures, accelerating inflation globally and for longer than expected. Against this backdrop, central banks in mature and developing countries moved ahead with monetary policy normalization, which will likely lead to a slowdown in the global economy in the coming quarters due to rising interest rates.

Country	GDP Change[1]	Economic performance
Eurozone	+1.4%
GDP showed solid growth during Q2'22, driven by the services sector, with the unemployment rate falling to historic lows (6.6% in August). Inflation surprised on the upside (9.9% in September), with a rise in core inflation. In this context, the ECB raised its interest rates twice, from -0.50% before the first increase (July) to 0.75% today.

Spain	+1.3%
In Q2'22, the reopening after covid-19 restrictions (which allowed tourism to recover) offset the uncertainty stemming from the Russia-Ukraine conflict. The labour market remained dynamic, although recent data indicates a slowdown. Although inflation eased in September (8.9%), it remains high and core inflation, at 6.2% is particularly concerning.

United Kingdom	+0.9%
The recovery ran out of steam and the economy faced adverse circumstances such as rising inflation (10.1% in September) and higher interest rates (2.25%) to contain it. Both measures reduced household purchasing power. The result was a slowdown, that will get worse in the coming quarters However, the labour market remained strong (3.5% unemployment rate).

Portugal	+2.5%
The strong performance in exports offset the worse domestic demand, as GDP remained broadly flat in Q2. High inflation (9.3% in September) affected activity in Q3, although demand should remain stable due to accumulated household savings. The Q2'22 unemployment rate fell to 5.7%. Public accounts continued to improve.

Poland	+0.3%
Economic growth continued to lose momentum in Q2'22 due to the consequences of the Russia-Ukraine conflict. Government measures to support households in the face of sharp price increases (CPI was 17.2% in September) and supply cuts, as well as the strong labour market (unemployment rate at 2.6%) should mean economic growth will slow gradually. The official interest rate was raised to 6.5%.

United States	-0.6%
Inflation remained high (8.2% in September) and core inflation rose to 6.6%. Employment continued to grow at a healthy pace and unemployment remained at historically low levels. To contain inflation, the Fed increased rates aggressively (300 bps in 7 months) and expects further hikes this year, increasing fears of recession.

Mexico	+2.1%
The economy continued to grow at the beginning of Q3'22 supported by expansion in industry and service sector. However, greater global uncertainty and high inflation (8.7% in September) could result in a slowdown. The central bank reaffirmed its commitment to price stability and accelerated interest rate hikes (150 bps in Q3'22 to 9.25%), suggesting higher rates in the coming months.

Brazil	+2.4%
After the solid growth in the first half of the year, economic growth remained dynamic, supported by industry and service sector expansion, and the lowest unemployment rate since 2015 (8.9%). Inflation subsided (7.2% in September) and expectations started to ease. The central bank, raised the official rate in August (50 bps to 13.75%), but left it stable in September, though maintained its restrictive tone.

Chile	-0.6%
Following strong growth in 2021, the economy began an adjustment process in 2022, as fiscal and monetary stimulus effects from the previous year faded. Inflation remained high (13.7% in September) and the central bank continued to raise the official rate (+175 bps in Q3'22 to 10.75%) with an additional hike in October to 11.25%, but suggested stability in the future.

Argentina	+2.2%
The IMF approved the second review of Argentina's programme, allowing it to refinance its debt maturities with the organization until the end of the year. The economy grew 1% quarter-on-quarter in Q2'22 and inflation remained high (6.8% monthly average in Q3'22). The central bank continued to raise the official rate to 75% in Q3'22 (vs. 52% in Q2'22).

(1) Year-on-year change for H1'22.

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DESCRIPTION OF SEGMENTS
We base segment reporting on financial information presented to the chief operating decision maker, which excludes certain statutory results items that distort year-on-year comparisons and are not considered for management reporting. This financial information (underlying basis) is computed by adjusting reported results for the effects of certain gains and losses (e.g. capital gains, write-downs, impairment of goodwill, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to better understand the underlying trends in the business.
Santander has aligned the information in this chapter with the underlying information used internally for management reporting and with that presented in the Group's other public documents.
Santander's executive committee has been selected to be its chief operating decision maker. The Group's operating segments reflect its organizational and managerial structures. The executive committee reviews internal reporting based on these segments to assess performance and allocate resources.
The segments are split by geographic area in which profits are earned and type of business. We prepare the information by aggregating the figures for Santander’s various geographic areas and business units, relating it to both the accounting data of the business units integrated in each segment and that provided by management information systems. The same general principles as those used in the Group are applied.
With the aim of increasing transparency and improving capital allocation to continue enhancing our profitability, on 4 April 2022, we announced that, starting and effective with the financial information for the first quarter of 2022, inclusive, we would carry out the following modifications to our reporting:

a. Main changes in the composition of Grupo Santander's segments announced in April 2022
The main changes, which have been applied to management information for all periods included in the consolidated financial statements, are the following:
1.Reallocation of certain financial costs from the Corporate Centre to the country units:
•Further clarity in the MREL/TLAC regulation makes it possible to better allocate the cost of eligible debt issuances to the country units.
•Other financial costs, primarily associated with the cost of funding the excess capital held by the country units above the Group's CET1 ratio, have been reassigned accordingly.
2.Downsizing of Other Europe:
•The Corporate & Investment Banking branches of Banco Santander, S.A. in Europe and other business lines previously reported under 'Other Europe' have been now integrated into the Spain unit to reflect how the business will be managed and supervised, in line with other regions.
The Group recast the corresponding information of earlier periods considering the changes included in this section to facilitate a homogeneous comparison.
In addition to these changes, we completed the usual annual adjustment of the perimeter of the Global Customer Relationship Model between Retail Banking and Santander Corporate & Investment Banking and between Retail Banking and Wealth Management & Insurance.
The above-mentioned changes have no impact on the Group’s reported consolidated financial figures.

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b. Current composition of Grupo Santander segments
Primary segments
This primary level of segmentation, which is based on the Group’s management structure, comprises five reportable segments: four operating areas plus the Corporate Centre. The operating areas are:
Europe: comprises all business activity carried out in the region, except that included in Digital Consumer Bank. Detailed financial information is provided on Spain, the UK, Portugal and Poland.
North America: comprises all the business activities carried out in Mexico and the US, which includes the holding company (SHUSA) and the businesses of Santander Bank, Santander Consumer USA (SC USA), the specialized business unit Banco Santander International, Santander Investment Securities (SIS), Santander's New York branch and Amherst Pierpont Securities (APS).
South America: includes all the financial activities carried out by Grupo Santander through its banks and subsidiary banks in the region. Detailed information is provided on Brazil, Chile, Argentina, Uruguay, Peru and Colombia.
Digital Consumer Bank: includes Santander Consumer Finance, which incorporates the entire consumer finance business in Europe, Openbank and ODS.
Secondary segments
At this secondary level, Grupo Santander is structured into Retail Banking, Santander Corporate & Investment Banking (SCIB), Wealth Management & Insurance (WM&I) and PagoNxt.
Retail Banking: this covers all customer banking businesses, including consumer finance, except those of corporate banking which are managed through Santander Corporate & Investment Banking and asset management, private banking and insurance, which are managed by Wealth Management & Insurance. The results of the hedging positions in each country are also included, conducted within the sphere of their respective assets and liabilities committees.

Santander Corporate & Investment Banking: this business reflects revenue from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equity business.
Wealth Management & Insurance: includes the asset management business (Santander Asset Management), the corporate unit of Private Banking and International Private Banking in Miami and Switzerland (Santander Private Banking) and the insurance business (Santander Insurance).
PagoNxt: this includes digital payment solutions, providing global technology solutions for our banks and new customers in the open market. It is structured into four businesses: Merchant, International Trade, Payments and Consumer.
In addition to these operating units, both primary and secondary segments, the Group continues to maintain the Corporate Centre, that includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s assets and liabilities committee, as well as management of liquidity and shareholders’ equity via issuances, adapting this management to the changes described above.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates goodwill impairment but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The businesses included in each of the primary segments in this report and the accounting principles under which their results are presented here may differ from the businesses included and accounting principles applied in the financial information separately prepared and disclosed by our subsidiaries (some of which are publicly listed) which in name or geographical description may seem to correspond to the business areas covered in this report. Accordingly, the results of operations and trends shown for our business areas in this document may differ materially from those of such subsidiaries.
The results of our business areas presented below are provided on the basis of underlying results only and including the impact of foreign exchange rate fluctuations. However, for a better understanding of the changes in the performance of our business areas, we also provide and discuss the year-on-year changes to our results excluding such exchange rate impacts.
Certain figures contained in this report, including financial information, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

January - September 2022	23

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January-September 2022
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying profit attributable to the parent
Europe	8,998	3,441	13,273	6,977	4,076	2,837
Spain	3,134	2,172	6,058	3,118	1,497	1,104
United Kingdom	3,695	295	4,031	2,023	1,535	1,138
Portugal	516	366	933	557	524	360
Poland	1,424	403	1,780	1,270	512	229
Other	229	205	471	10	8	5
North America	7,102	1,450	9,021	4,782	3,005	2,271
US	4,546	588	5,667	3,032	1,908	1,489
Mexico	2,556	831	3,312	1,845	1,198	874
Other	0	31	42	(95)	(101)	(92)
South America	9,838	3,350	13,613	8,677	4,656	2,884
Brazil	6,672	2,412	9,671	6,661	3,316	2,027
Chile	1,440	341	1,934	1,197	889	551
Argentina	1,347	445	1,413	604	312	234
Other	378	152	594	215	138	72
Digital Consumer Bank	3,032	629	3,887	2,034	1,581	908
Corporate Centre	(510)	(3)	(1,165)	(1,437)	(1,558)	(1,583)
TOTAL GROUP	28,460	8,867	38,629	21,034	11,761	7,316

Secondary segments
Retail Banking	25,767	5,759	31,634	17,834	8,815	5,891
Corporate & Investment Banking	2,637	1,517	5,597	3,562	3,499	2,364
Wealth Management & Insurance	554	982	1,907	1,149	1,118	818
PagoNxt	11	611	655	(74)	(114)	(173)
Corporate Centre	(510)	(3)	(1,165)	(1,437)	(1,558)	(1,583)
TOTAL GROUP	28,460	8,867	38,629	21,034	11,761	7,316

Underlying profit attributable to the parent distribution*
January - September 2022

(*) As a % of operating areas. Excluding the Corporate Centre.

Underlying profit attributable to the parent. 9M'22
EUR million. % change YoY in constant euros

Flags
Europe

North America

South America

Digital Consumer Bank	DCB

Global businesses

Var	Var[1]
+2%	0%
+99%	+99%
+11%	+11%
+109%	+115%

-14%	-24%
+49%	+33%

+15%	-1%
+19%	+23%
+31%	+66%

+12%	+11%

+41%	+36%
+11%	+7%
-16%	-13%

    (1) Changes in constant euros.

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January-September 2021
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying profit attributable to the parent
Europe	7,857	3,237	12,018	5,825	3,095	2,121
Spain	3,137	2,057	5,909	2,898	772	553
United Kingdom	3,232	352	3,589	1,652	1,587	1,120
Portugal	548	325	1,020	591	471	324
Poland	719	386	1,157	674	259	109
Other	221	118	342	10	7	15
North America	5,986	1,247	8,166	4,549	3,405	2,218
US	3,942	606	5,506	3,160	2,704	1,732
Mexico	2,043	617	2,643	1,466	808	588
Other	0	24	18	(77)	(108)	(102)
South America	8,242	2,726	11,290	7,374	4,678	2,462
Brazil	5,776	2,027	8,079	5,713	3,520	1,758
Chile	1,475	294	1,833	1,124	856	462
Argentina	704	272	925	371	189	178
Other	287	133	452	166	113	64
Digital Consumer Bank	3,027	616	3,795	1,990	1,422	809
Corporate Centre	(459)	(15)	(642)	(891)	(1,168)	(1,232)
TOTAL GROUP	24,654	7,810	34,626	18,848	11,432	6,379

Secondary segments
Retail Banking	22,629	5,244	28,957	16,283	9,292	5,398
Corporate & Investment Banking	2,135	1,322	4,268	2,568	2,478	1,680
Wealth Management & Insurance	350	911	1,709	1,033	1,022	739
PagoNxt	(2)	349	334	(145)	(191)	(206)
Corporate Centre	(459)	(15)	(642)	(891)	(1,168)	(1,232)
TOTAL GROUP	24,654	7,810	34,626	18,848	11,432	6,379

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Primary segments

EUROPE	Underlying attributable profit
EUR 2,837 mn
Executive summary
→ We continue to accelerate our business transformation in One Santander in Europe, in order to achieve superior growth and a more efficient operating model. This should allow us to further improve profitability and increase RoTE in the coming years.
→ Generalized growth in volumes quarter-on-quarter and in the last 12 months, when loans grew 5% and deposits 7% in constant euros.
→ Higher revenue, together with efficiency improvement and better cost of risk, led to an underlying attributable profit of EUR 2,837 million, up 34% year-on-year in euros and +32% excluding the exchange rate impact.

Strategy
Our goal with One Santander in Europe is to create a better bank to which our customers and our people feel a deep connection and that delivers sustainable value for our shareholders with a positive impact on society. In order to achieve our goals of growing our customer base and loyalty while delivering a more efficient and profitable business model, we are making progress in the business transformation through our action plan, defined around three main blocks:
•Growing our business by better serving our customers through regional simplification and an improved value proposition.
•Redefining customer interaction by enhancing our digital capabilities to offer comprehensive experiences (such as OneApp).
•Creating a common operating model that embeds technology into our business, leveraging our scale in the region.
Key developments by country in the quarter:
•Spain: we focused on accelerating profitable growth by strengthening the customer base by continuously improving the experience in our channels and simplifying our products; automating processes which reduces the cost to serve; and proactively managing risk. All while continuing to develop a more agile organization.
•United Kingdom: in an environment of rising interest rates, we focused on managing the spread between assets and liabilities. Our transformation programme continued to provide efficiency improvements through process simplification and digitalization.
•Portugal: we continued to implement our process transformation plan, focusing on improving service quality, to increase our customer base. Profit grew thanks to sustained customer revenue, lower costs and adequate risk management.

Loyal customers		Spain	UK	Portugal	Poland
Thousands	10,669	2,967	4,464	908	2,329
YoY change	+5%	+8%	+2%	+7%	+6%

Digital customers		Spain	UK	Portugal	Poland
Thousands	17,218	5,789	6,956	1,073	3,235
YoY change	+8%	+9%	+6%	+9%	+11%

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Primary segments

•Poland: we remained focused on providing the best customer and employee experience by simplifying our products and internal processes through digitalization, while developing platforms to accelerate our progress towards our responsible banking commitments.
Additionally, and to deliver on our targets to tackle climate change, we developed a new governance structure, identifying five key verticals for which we have appointed business leaders in each country: green buildings, clean mobility, renewable energy, agro and circular economy. With this specialization, we strive to create business opportunities to help our customers. We launched different initiatives in each of the countries, to later export the best proposals to the rest of the region.
Regarding digitalization, Santander recently received the Global Finance award for Best Digital Bank for companies in Spain, and Best App for Companies in Europe.
Business performance
In the third quarter, we continued to operate in a complex and uncertain macro environment, marked by the continuation of the Russia-Ukraine conflict, as inflationary pressures, widespread interest rate hikes and market volatility and, consequently, lower growth expectations remained.
Loans and advances to customers grew 3% year-on-year. In gross terms, excluding the exchange rate impact and reverse repurchase agreements, growth was 5%, driven by mortgages (mainly in the UK and Spain, but also by the positive trends in Portugal) and cards (primarily in the UK and Portugal). Loans to corporates and SMEs decreased slightly year-on-year affected by the lower demand in long-term products due to interest rate hikes. Poland was the exception with growth in the corporate sector.

Europe. Business performance. September 2022
EUR billion and YoY % change in constant euros

590	+5%	715	+4%

aaaaa

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds
Customer deposits rose 5%. Excluding the exchange rate impact and repurchase agreements, they increased 7%, with positive trends in all countries except the UK, where rising interest rates continued to increase competition to capture funds, especially in the retail segment. To reverse the trend, we are actively working on several customer acquisition campaigns. Mutual funds decreased due to the higher interest rate environment, particularly in Poland.
Results
Underlying attributable profit in the first nine months of 2022 was EUR 2,837 million, after absorbing the EUR 175 million charge (net of tax) related to the mortgage payment holidays in Poland, and was 34% higher than in the same period of 2021. Excluding the exchange rate impact, profit rose 32%, as follows:
•Total income was up 10%, driven by net interest income in the UK and Poland, benefitting from higher volumes and interest rate hikes. Moreover, following the ECB rate hikes, the net interest margin improved in the quarter in all countries.
•Net fee income increased mainly from CIB and payment methods. These increases were partially offset by lower ALCO and TLTRO contributions and higher payments to the deposit guarantee fund in Poland.
•Costs grew by 1% in a high-inflation environment, which offset savings from our transformation plans. In real terms, total costs fell by 7%.
•Loan-loss provisions decreased 6% year-on-year, even with the new CHF portfolio related provisions in Poland, primarily driven by Spain. Additionally, we recorded provisions related to the updated macro outlooks in Spain and the UK.
In the quarter, the profit increased 22% supported by revenue growth (net interest income and lower regulatory charges), cost control and the good cost of risk performance, partially offset by the aforementioned charge related to the mortgage payment holidays.

Europe. Underlying income statement
EUR million and % change
		/	Q2'22		/	9M'21
	Q3'22%		excl. FX	9M'22%		excl. FX

Revenue	4,692	+10	+10	13,273	+10	+10
Expenses	-2,132	+1	+2	-6,296	+2	+1
Net operating income	2,559	+18	+18	6,977	+20	+19
LLPs	-614	-3	-2	-1,760	-6	-6
PBT	1,384	+15	+16	4,076	+32	+30
Underlying attrib. profit	998	+22	+22	2,837	+34	+32
Detailed financial information on page 55

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Primary segments

Spain	Underlying attributable profit
EUR 1,104 mn
Commercial activity and business performance
The quarter was marked by rising inflation and the ECB's response, with two interest rate hikes.
In individuals, we maintained positive commercial dynamics in consumption, while mortgages showed a certain slowdown as a consequence of interest rate hikes, though still grew year-on-year. Consequently, new protection insurance volumes were also affected but continued to grow year-on-year.
In corporates, short-term financing maintained its solid quarterly pace, with confirming (+8%) and foreign trade (+6%) standing out. Interest rate hikes shifted the demand for long-term products towards non-home mortgages (+24%).
In transactional products, we continued to increase our market shares in PoS, both in volumes and number of customers, while card invoicing grew 7% quarter-on-quarter.
We delivered net customer growth in every quarter of 2022, increasing our customer base by more than half a million since December.
Loans and advances to customers grew 8% year-on-year (+7% in gross terms, excluding reverse repurchase agreements and the exchange rate impact), mainly backed by individuals and private banking.
Customer deposits increased 15% year-on-year. Excluding repos they increased 13%, propelled by commercial banking and demand (+6%) and time deposits (+59%). Market volatility continued to impact mutual fund assets under management.
Results
Underlying attributable profit to September amounted to EUR 1,104 million, 99% higher year-on-year. By line:
•Total income rose 3% year-on-year, backed by net fee income (+6%), with growth in both retail and wholesale banking.
•The cost base continued to fall (-2%) benefitting from commercial banking's operating model transformation, which absorbed wholesale banking investments and high inflation.
•Proactive and early risk management was reflected in the 118 bp decline year-on-year in the NPL ratio to 3.69%, enabling us to continue reducing LLPs (-27%). As a result, the year-to-date cost of risk was stable at 0.62%.
Compared to the second quarter, underlying attributable profit increased 57%, supported by higher net interest income (+10%) and SRF contribution in the previous quarter.

Spain. Underlying income statement
EUR million and % change

	Q3'22	/ Q2'22	9M'22	/ 9M'21

Revenue	2,121	+11	6,058	+3
Expenses	-997	+3	-2,941	-2
Net operating income	1,124	+19	3,118	+8
LLPs	-421	+1	-1,228	-27
PBT	593	+54	1,497	+94
Underlying attrib. profit	452	+57	1,104	+99
Detailed financial information on page 56

United Kingdom	Underlying attributable profit
EUR 1,138 mn
Commercial activity and business performance
In the first nine months of 2022, we delivered a positive performance amid a challenging backdrop of rising inflation and interest rates.
Our customers further utilized digital channels for banking services, with 68% of refinanced mortgage loans processed online, 92% of new current accounts opened through digital channels and digital transactions up year-on-year.
We increased deposit interest rates across our savings product range, offering some of the best savings’ rates and relaunched our switcher campaign during the quarter.
Loans and advances to customers decreased 2% year-on-year. In gross terms and excluding reverse repos and the exchange rate impact, growth was 4%, supported by an increase of GBP 28.2 billion in gross new mortgage lending as the housing market remained robust (GBP 9.8 billion in net mortgage lending).
Customer deposits declined by 7%. Excluding repos and the exchange rate impact, customer deposits contracted 1% primarily due to the CIB business transfer. This performance also reflected reductions in retail liability balances following the peak levels seen in June 2021.
Results
Underlying attributable profit in the nine months of 2022 was EUR 1,138 million, remaining flat in constant euros, as follows:
•Total income was up 10% driven by strong NII growth (+12%) benefitting from higher interest rates and a resilient mortgage market. This performance was partially offset by negative fee income growth due to the transfer of the CIB business in Q4 2021.
•Operating expenses grew 2% affected by inflationary pressures. In real terms, costs were down reflecting the year-on-year savings from our transformation programme. The efficiency ratio improved 4.2 pp to 49.8%. Net operating income grew by 20%.
•Loan-loss provisions rose to EUR 234 million (EUR 68 million release in 9M'21), reflecting the impact of the macro environment on our retail portfolios. However, cost of risk remained very low (2 bps).
In the quarter, underlying attributable profit grew 12% with widening jaws due to net interest income growth (+5%) and overall expenses reduction.

United Kingdom. Underlying income statement
EUR million and % change
		/	Q2'22		/	9M'21
	Q3'22%		excl. FX	9M'22%		excl. FX

Revenue	1,397	+4	+5	4,031	+12	+10
Expenses	-660	-3	-2	-2,008	+4	+2
Net operating income	738	+11	+12	2,023	+22	+20
LLPs	-109	+47	+48	-234	—	—
PBT	540	+10	+11	1,535	-3	-5
Underlying attrib. profit	402	+12	+12	1,138	+2	0
Detailed financial information on page 57

28	January - September 2022

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Primary segments

Portugal	Underlying attributable profit
EUR 360 mn
Commercial activity and business performance
Activity and business volumes continued to rise as a result of our strategy based on our service quality and diversified offering. As a result, we further increased the number of loyal and digital customers.
Momentum continued in new lending, especially in new mortgage lending with market shares over 20%. Unsecured personal loans moderated slightly. As a result, loans and advances to customers increased 1%, as well as excluding reverse repos.
Customer deposits increased 3% (both including and excluding repos) boosted by demand deposits (+5%), while time deposits remained stable. On the other hand, mutual funds dropped 11%, as a result of the instability in capital markets during the year.
Results
Underlying attributable profit to September 2022 was EUR 360 million, 11% higher year-on-year. The fall in net interest income and gains on financial transactions (ALCO portfolio sales in 2021) was more than offset by higher fees and reductions in costs and provisions:
•Customer revenue grew 1% driven by the positive trend in net fee income (+13%), due to new business dynamics, more customer transactions and the strength of our insurance business. On the other hand, net interest income continued to decline year-on-year, due to margin pressure and lower ALCO portfolio and TLTRO contributions, but rebounded slightly in the quarter (+3%).
•Costs continued their downward trend (-12%), benefiting from the business and digital transformation and enabled the efficiency ratio to fall to 40.3%.
•Loan-loss provisions plummeted 90% due to the portfolio's good performance (3.03% NPL ratio improving in 41 bps year-on-year) maintaining the cost of risk for the year virtually at 0%.
Compared to the previous quarter, profit increased 75% supported by revenue growth, where interest rate rises were reflected in greater net interest income, and the SRF contribution recorded in the second quarter, while costs and provisions remained stable.

Portugal. Underlying income statement
EUR million and % change

	Q3'22	/ Q2'22	9M'22	/ 9M'21

Revenue	320	+14	933	-9
Expenses	-125	0	-376	-12
Net operating income	194	+25	557	-6
LLPs	2	—	-9	-90
PBT	196	+75	524	+11
Underlying attrib. profit	135	+75	360	+11
Detailed financial information on page 58

Poland	Underlying attributable profit
EUR 229 mn
Commercial activity and business performance
In the first nine months of 2022 we remained focused on providing the best customer and employee experience. To this end, we further simplified our products and internal processes through digitalization, while developing platforms to accelerate our progress on our ESG commitments.
In retail banking, we focused on our strategic priorities: improving customer and employee experience, digital acceleration and simplification, and profitable business growth. We improved service quality and remained focused on improving our NPS. As part of our ESG activities, we developed Powerful Women in Business project.
In corporates, we continued our strategic Agile programmes: best-in-class electronic banking (iBiznes24) and credit workflow CLP (Corporate Lending Platform). In the quarter, we introduced a new version of the iBiznes24 platform focused on quick and safe fund management for corporate customers. The updated version includes a new Trade Finance module, the e-FX currency platform and user support system.
Loans and advances to customers rose 1% year-on-year. Gross loans and advances to customers, excluding reverse repos and the exchange rate impact, increased 6% on the back of corporates, institutions and CIB, where we continue to be market leaders.
Customer deposits were 1% higher. Excluding repos and the exchange rate impact, they were up 6% strongly driven by time deposits (+173%), which benefited from interest rate hikes in recent quarters. Customer funds excluding repos rose 1% in constant euros.
Results
In the first nine months of 2022, underlying attributable profit reached EUR 229 million, doubling year-on-year and after absorbing the aforementioned mortgage payment holiday charge of EUR 175 million (net of tax). By line and in constant euros:
•Total income was 58% higher year-on-year as net interest income doubled on the back of higher volumes and rates.
•Operating costs were 8% up, well below inflation (12%).
•Loan-loss provisions were affected by CHF mortgage charges (previously reported in other gains (losses) and provisions).
The quarterly profit was impacted by the charge mentioned above. Excluding it, profit rose 110%. Revenue increased +21% driven by growth in net interest income and costs were flat.

Poland. Underlying income statement
EUR million and % change
		/	Q2'22		/	9M'21
	Q3'22%		excl. FX	9M'22%		excl. FX

Revenue	690	+19	+21	1,780	+54	+58
Expenses	-171	-1	+1	-510	+5	+8
Net operating income	519	+28	+30	1,270	+89	+94
LLPs	-88	-36	-35	-290	+80	+85
PBT	68	-67	-65	512	+97	+103
Underlying attrib. profit	22	-77	-75	229	+109	+115
Detailed financial information on page 59

January - September 2022	29

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Primary segments

NORTH AMERICA	Underlying attributable profit
EUR 2,271 mn
Executive summary
→ In North America, we continue leveraging our own local individual strengths and capabilities in Mexico and the US while capitalizing on Group’s scale and connectivity.

→ In volumes, loans and advances to customers increased 9% in constant euros driven by growth in most segments in Mexico and in CIB, CRE and Auto in the US. Customer funds rose 2% in constant euros, boosted by higher retail and CIB deposits in the US, and deposits from individuals and mutual funds in Mexico.

→ Underlying attributable profit increased 2% year-on-year. In constant euros, profit was down 9% as the NII increase in both countries and Mexico's strong profit performance were offset by lower lease income and the LLP normalization process in the US.

Strategy
In line with our strategy to deploy capital towards our businesses where we can grow profitably, during the year:
•After receiving Federal Reserve approval on 31 January 2022, SHUSA completed the acquisition of the remaining shares of common stock of Santander Consumer USA (SC USA).
•Santander US discontinued mortgage and home equity originations to focus efforts on products, services and digital capabilities that have greater potential for growth.
•In addition, on 21 October 2022, the Group announced that it intends to repurchase the outstanding shares of Santander México that it does not already own (3.76%). This transaction is expected to be completed in the first quarter of 2023 once the relevant regulatory approvals are obtained.
In terms of our regional strategy, synergies across countries leverage our joint initiatives, including:
•Boost customer attraction and retention through loyalty strategies, while broadening our tailored products and services proposition for a more straightforward customer experience. We are taking advantage of successful proven businesses and improved interactions to drive customer loyalty, NPS and CX.
•Create synergies and reduce duplications in our business model, by leveraging our regional capabilities and sharing best practices to optimize expenses and improve profitability.
•Strengthen One Santander in North America, by unifying a common and regional approach by promoting a strong level of collaboration between both countries and the Group, to forge future growth within the region.
In line with our global responsible banking agenda and public commitments, we are focusing on expanding and implementing sustainable finance opportunities within our businesses, as can be noted in the following transactions:
•In September, Santander US issued its first sustainable bond for USD 500 million. We expect to earmark an amount equal to the net proceeds from its offering for assets that meet the eligibility criteria as described in the Group’s Green, Social & Sustainability Funding Global Framework.
•In line with our Mexican bank’s commitment to accompany our customers in their transition to a low-carbon economy, we formalized green financing for the acquisition of 50 zero-emission buses for the Metrobus public transport service in Mexico City.
In addition, in terms of their local priorities:
United States
Solid results and profitability in Santander US in the first nine months of 2022 supported by the progress of our strategic initiatives:
•We have continued to focus on capital allocation towards our more profitable segments, allowing Santander US to reduce organic risk-weighted assets by 2% year-on-year (excluding the APS acquisition).

Loyal customers		United States	Mexico
Thousands	4,558	345	4,214
YoY change	+9%	-5%	+10%

Digital customers		United States	Mexico
Thousands	7,014	1,034	5,813
YoY change	+8%	0%	+10%

30	January - September 2022

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Primary segments

•Santander US's continued disciplined capital management was reflected in a dividend distribution of USD 1.75 billion in the quarter, bringing the total distributed up to September to USD 3.25 billion.
Mexico
We continue to focus on multi-channel innovation, promoting digital channels and strengthening our value proposition:
•We continued to strengthen synergies between business lines, particularly projects to increase profitability through attracting new payrolls and portability, commercial alliances and customer referrals.
•We maintained the momentum of the LikeU credit card, our flagship product, exceeding 700,000 cards issued since its launch in August 2021.
•Launch of Cash Back Baby, the first recurring loyalty programme that gives cash back to customers for using their LikeU credit card or payroll card in many retail outlets and in which customers are automatically enrolled.
•In payroll loans, we launched an offer to replace customers' debts at other banking institutions with better financial conditions. To improve the loyalty and penetration in this segment, we also launched Anticipo de Nómina, a short-term, interest-free salary advance, with only one price.
•In mortgages, we improved the formalization process and the conditions of our construction and land acquisition offering. We launched a new insurance offering related to mortgage loans at a lower cost.
•In auto, and in alliance with Mazda, we launched Mazda First, a new financial programme to help young people purchase their first car with more flexibility while allowing them to build a credit history.
•In SMEs, we remain focused on our customer attraction strategy through commercial agreements in strategic sectors and continuing to attract digital customers. In our acquiring business, we further promoted our main products (G-Mini, G-Advance, G-Smart and G-Store).
•In deposits, we extended our Tu Sueldo Extra Santander campaign to further attract new customers and increase current customers' balances while encouraging greater use of digital channels as well as improving average customer balances.

Business performance. September 2022
EUR billion and YoY % change in constant euros

165	+9%	164	+2%

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds
Business performance
Loans and advances grew 43% year-on-year. In gross terms, excluding reverse repos and the exchange rate impact, they were up 9% boosted by growth in individuals and commercial loans in Mexico (except SMEs) and a positive performance in Auto, CIB and CRE in the US.
Customer deposits rose 37% year-on-year. Excluding repos and the exchange rate impact, customer deposits increased 3% mainly driven by positive dynamics deposits from individuals in Mexico and by higher retail and CIB deposits in the US in a highly competitive market.
Results
During the first nine months of 2022, underlying attributable profit amounted to EUR 2,271 million, up 2% in euros year-on-year. In constant euros, profit dropped 9% mainly due to lower lease income and higher LLPs. By line:
•In revenue, net interest income increased 6% following to interest rate hikes and higher loan volumes in both countries which compensated lower-than-expected auto yields in US.
Net fee income rose 4%, where Mexico's strong performance in credit card, insurance and account management offset lower capital market activity in the US. However, total income was 2% lower mainly due to other operating income (-58%) owing to an increase in the share of lease-end vehicles repurchased at dealerships in the US.
•Costs rose 5% primarily due to higher-than-expected inflation. However, strict cost control remains in both countries to absorb this impact. In real terms, costs decreased 3%.
•Loan-loss provisions increased 36%, due to the releases in the US in the previous year, from the LLP normalization process and due to the updated macro outlooks. The cost of risk stood at 1.12%.
In the quarter, net interest income showed signs of recovery and costs remained under control. Underlying attributable profit fell 16% in constant euros due to higher LLPs in the US.

North America. Underlying income statement
EUR million and % change
		/	Q2'22		/	9M'21
	Q3'22%		excl. FX	9M'22%		excl. FX

Revenue	3,240	+9	+3	9,021	+10	-2
Expenses	-1,546	+8	+3	-4,239	+17	+5
Net operating income	1,694	+9	+3	4,782	+5	-7
LLPs	-703	+34	+29	-1,666	+52	+36
PBT	945	-7	-12	3,005	-12	-22
Underlying attrib. profit	693	-10	-16	2,271	+2	-9
Detailed financial information on page 61

January - September 2022	31

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Primary segments

United States	Underlying attributable profit
EUR 1,489 mn
Commercial activity and business performance
The increased integration of Santander US's core business lines and the strength of our balance sheet allow us to perform in line with our financial goals despite more challenging market conditions.
The stock of loans and advances to customers grew 46% year-on-year. In gross terms, excluding reverse repos and the exchange rate impact, loans grew 8% led by growth in CIB, CRE and Auto. Auto originations increased 5% YoY, driven by higher prime loan originations (increased manufacturer incentives). Additionally, we saw higher average balances across our prime and non-prime book and greater lease originations.
Customer deposits grew 44% year-on-year. After strong growth throughout 2021, customer deposits increased 6% excluding repos and the exchange rate impact, while maintaining deposit costs relatively stable despite the significantly higher rate environment.
Results
Underlying attributable profit in the first nine months of 2022 was EUR 1,489 million, 14% lower in euros year-on-year. When measured in constant euros, profit was down 24%. By line:
•Total income decreased 9% affected by lower leasing revenue, home lending exit and capital market activity. Net interest income increased 2% due to the positive impact from interest rates and disciplined deposit cost management partially offset by the lower-than-expected Auto spreads, due to competitive pricing pressures, and lower originations in personal lending.
•Operating expenses were slightly lower despite the inflationary pressure on personnel costs, and investment initiatives in our retail network and digitalization. In real terms, costs decreased 8%.
•On the back of exceptionally low figures in the first nine months of 2021, loan-loss provisions doubled as cost of risk continued to normalize. Despite the increase, the cost of risk remained low in 2022. Used car prices are still elevated, but have been trending downward as inventory has slowly started to increase.
In the quarter, net interest income accelerated its improving trend, +5% and total income increased 2%. Nevertheless profit fell by 27% mainly due to higher LLPs related to the normalization process, loan growth and the impact of updates to macroeconomic scenarios.

United States. Underlying income statement
EUR million and % change
		/	Q2'22		/	9M'21
	Q3'22%		excl. FX	9M'22%		excl. FX

Revenue	2,001	+8	+2	5,667	+3	-9
Expenses	-953	+8	+2	-2,635	+12	0
Net operating income	1,048	+8	+2	3,032	-4	-15
LLPs	-513	+52	+46	-1,107	+146	+118
PBT	530	-17	-23	1,908	-29	-37
Underlying attrib. profit	399	-21	-27	1,489	-14	-24
Detailed financial information on page 62

Mexico	Underlying attributable profit
EUR 874 mn
Commercial activity and business performance
In Mexico, we continued to gain market share in individual loans driven by our mortgage, auto and credit card strategies.
We are one of the largest mortgage originators in the country, with an innovative product range and an offering for each customer profile, such as Hipoteca Plus, Hipoteca Free and Hipoteca Integral. In auto, we further consolidated our position, remaining the third largest player in the market with a 15% market share. In addition, credit cards have shown a significant recovery in recent months; with four consecutive months of market share gains in this segment, as a result of the recent LikeU card launch.
The stock of loans and advances to customers grew 35% year-on-year. In gross terms, excluding reverse repos and the exchange rate impact, it was up 13%, supported by loans to individuals (consumer: +23%, cards: +21% and mortgages: +12%) and corporate loans (+24% in CIB and +8% in companies and institutions, which offset the 8% decline in SMEs).
Customer deposits grew 20% year-on-year. Excluding reverse repos and the exchange rate impact, customer deposits shrank 4% affected by the corporate segment, offsetting the growth in individual deposits (+7%), due to the bank’s strategy to manage funding costs and improve the mix by increasing the weight of individuals. Investment funds increased 8%.
Results
Underlying attributable profit to September was EUR 874 million, 49% higher in euros year-on-year. In constant euros, growth was 33%. By line:
•Total income rose 12%. Net interest income increased 12% supported by higher volumes and the rise in interest rates. Positive net fee income performance (+20%) from payment methods, insurance and mutual funds. Gains on financial transactions dropped due to gains on ALCO portfolio sales recorded in 2021 and a weak market performance so far this year.
•Operating expenses increased 11%, affected by wage increases, digitalization and technology spend and due to the increase in supply costs affected by inflation at 8%.
•Loan-loss provisions dropped 23% due to the positive portfolio performance, and to the release of provisions for some (single name) corporate customers.
Compared to the previous quarter, underlying attributable profit increased 5% in constant euros driven by the strong upturn in net interest income (+6%) and lower provisions (-3%).

Mexico. Underlying income statement
EUR million and % change
		/	Q2'22		/	9M'21
	Q3'22%		excl. FX	9M'22%		excl. FX

Revenue	1,216	+9	+4	3,312	+25	+12
Expenses	-537	+8	+3	-1,467	+25	+11
Net operating income	679	+10	+5	1,845	+26	+12
LLPs	-188	+2	-3	-555	-14	-23
PBT	452	+11	+6	1,198	+48	+32
Underlying attrib. profit	328	+10	+5	874	+49	+33
Detailed financial information on page 63

32	January - September 2022

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Primary segments

SOUTH AMERICA	Underlying attributable profit
EUR 2,884 mn
Executive summary
→ We continued with our strategy to strengthen connectivity and share best practices across countries, capturing new business opportunities.
→ We maintained high profitability, through sustainable growth of our customer base and its loyalty, improving customer experience while strengthening our risk and cost models.
→ Quarter-on-quarter and year-on-year growth in both gross loans and advances to customers and customer deposits, while we continue to expand ESG initiatives in the region.
→ Underlying attributable profit increased 17% year-on-year (+6% in constant euros) backed by the increase in revenue and a lower tax burden.

Strategy
We maintained our strategy of capturing synergies across business units:
•In consumer finance, we remained focused on exchanging positive experiences across countries such as the management platform for new and used vehicle financing and the consolidation of Cockpit in Chile and Argentina. In Uruguay, auto financing increased 50% year-on-year, maintaining our market leadership. In Peru, the NeoAuto platform, a digital marketplace for new and used vehicle financing, continued to grow with 1.7 million hits. In Colombia, the new and used vehicle portfolio increased 68% year-on-year.
•In payment methods, we continued to make progress: our e-commerce strategies, instant domestic and international transfers and in expanding Getnet. For example, PoS installed in Chile exceed 131,000 and we launched a current account for microenterprises integrated with Genet. In Argentina, we strengthened Getnet's value proposition, remaining the second largest company in payments processing, with more than 90,000 customers. In Uruguay, we launched Getnet for SMEs, previously only available for individuals.
•We continued to make headway in the development of joint initiatives between SCIB and corporates to deepen relationships with multinational clients, boosting loyalty and customer acquisition in all countries, especially in Chile and Argentina.
•We continued to promote inclusive and sustainable businesses, such as Prospera, whose portfolio in Brazil reached BRL 2,353 million and 842,000 active customers; in Colombia, it is present in 386 municipalities and has more than 10,000 entrepreneurs in Uruguay. In Peru, we drove micro-credits through Surgir, with 70,000 customers, of which 95% are women. In Argentina, we consolidated our alliance with Gentos to boost the livestock business through a sustainable approach, and with Acindar Pymes, which provides better access to financing for projects related to renewable energy.
The main initiatives by country were:
•Brazil: our strategy is based on four pillars:
•Customer focus, aiming to improve customer experience with initiatives such as redefining the Select segment.
•More integrated and wider reaching sales channels. In the physical channel, we continued to capture business opportunities in our offices, which received more than 15 million visits per month; in digital, we reached 535 million accesses per month and in the remote channel, 10.5 million monthly attendances.
•Innovation and capital, focused on exploring new markets and services innovation.
•A horizontal and unique culture, which promotes empowerment, meritocracy and diversity.

Loyal customers		Brazil	Chile	Argentina	Other South America
Thousands	11,268	8,592	847	1,659	171
YoY change	+12%	+14%	+5%	+3%	+12%

Digital customers		Brazil	Chile	Argentina	Other South America
Thousands	25,357	19,910	1,994	2,837	616
YoY change	+8%	+9%	+3%	+5%	-6%

January - September 2022	33

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Primary segments

•Chile: we remained focused on digital banking and enhancing customer service. As a result, we increased our current account market share to 29.5%, driven by Santander Life and Superdigital. In payment methods, we continued to develop e-commerce and our domestic and international transfer business. In ESG, in 2022, we aim to build six solar plants and to make the bank's energy sources 100% renewable.
•Argentina: we continued to improve our customer service, loyalty and digitalization, maintaining our second place in NPS. Our app remained the best rated among banks on iOS and Android, and we made progress in building our open financial services platform by strengthening Getnet's and Superdigital's value offering. We continued developing MODO, a systemic solution that promotes digital payments and financial inclusion. In addition, we boosted consumer credit through Todocuentas.com and reached a 16% market share in auto lending.
•Uruguay: we remained the country's leading privately-owned bank. We also continued our digital expansion, with the consolidation of Soy Santander, a fully-digital loyalty proposition for individuals and added new functionalities such as QR code payments, enabling us to improve customer acquisition and loyalty. We continued to promote inclusive and sustainable businesses, for example by granting carbon neutral credit for vehicle purchases.
•Peru: we developed new business through joint initiatives between SCIB and corporates. We are in the top 3 of investment banks and leaders in Mergers and Acquisitions, supporting M&A deals and selling derivative instruments. We furthered digitalized our processes and increased the use of data intelligence for internal control, improving our customer experience and operational efficiency.
•Colombia: we continued to offer sustainable and inclusive financial solutions, maintaining our participation in the most relevant operations for the country's development, with joint offers for SCIB and Corporate. We also continued to grant loans to entrepreneurs. We supported more than 25,000 micro-entrepreneurs, especially women, agricultural activities and charities.

South America. Business performance. September 2022
EUR billion and YoY % change in constant euros

159	+13%	191	+5%

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds
Business performance
Loans and advances to customers rose 24% year-on-year. Gross loans and advances to customers (excluding reverse repos and exchange rates) increased 13% year-on-year, with double-digit rises in all country units.
Customer deposits were 19% higher year-on-year. Excluding the exchange rate impact and reverse repos, customer deposits rose 6%, with increases in all countries except Chile. Mutual funds were 4% higher excluding the exchange rate impact.
Results
Underlying attributable profit in the first nine months of 2022 amounted to EUR 2,884 million, up 17% year-on-year. Excluding the exchange rate impact, it was 6% higher, as follows:
•In total income, of note was the performance in net interest income and net fee income (+8% and +11%, respectively) and the 59% rise in gains on financial transactions (Brazil, Chile and Argentina).
•Costs were 17% higher, heavily affected by inflation. In real terms, they decreased 1%, reflecting management efforts.
•Loan-loss provisions increased 35% mainly due to the rises recorded in the main countries. The cost of risk stood at 3.11%.
By country, of note was the strong profit growth recorded in all markets except Brazil, which decreased 1%, as growth in net fee income and gains on financial transactions and a lower tax burden did not entirely offset the impact on the net interest income of the sensitivity to interest rate hikes and the increase in costs and provisions.
Compared to the second quarter of 2022, of note was the increase in customer revenue (+5%) and in gains on financial transactions, as well as the LLP reduction in Brazil and Chile. Underlying profit decreased 8% in constant euros due to the rise in costs (wage increases due to labour agreement in Brazil and Argentina) and a higher tax burden.

South America. Underlying income statement
EUR million and % change
		/	Q2'22		/	9M'21
	Q3'22%		excl. FX	9M'22%		excl. FX

Revenue	4,680	-1	+2	13,613	+21	+9
Expenses	-1,782	+7	+11	-4,935	+26	+17
Net operating income	2,898	-6	-3	8,677	+18	+5
LLPs	-1,300	-3	-2	-3,633	+52	+35
PBT	1,491	-7	-5	4,656	0	-11
Underlying attrib. profit	938	-10	-8	2,884	+17	+6
Detailed financial information on page 65

34	January - September 2022

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Primary segments

Brazil	Underlying attributable profit
EUR 2,027 mn
Commercial activity and business performance
We continued our expansion through strategic businesses:
•In corporates, we recorded the best year in our history. In SMEs we reached a record in customer acquisition, with more than 31,000 accounts opened per month on the digital channel.
•In insurance, we developed an ecosystem where we have already produced BRL 2.3 billion in the year (+33% in two years). Additionally, in Santander Auto, we reached a 28% penetration rate in new financing contracts, an all-time high.
•We continued to transform our investment platform, with a new investment advisory model, with 350 advisors and we expect to reach 1,300 by June 2023. In Toro, our digital investment platform, we continued to grow in customers, exceeding one million.
•In auto, we remained market leaders, with a 23% market share in individuals. We also boosted our vehicle production, with 20% production share in September.
Loans and advances to customers rose 30% year-on-year. Gross loans and advances to customers, excluding reverse repos and the exchange rate impact, grew 10% due to individuals and corporates.
Customer deposits surged 27%. Excluding the exchange rate impact and repos, they rose 6% year-on-year driven by time deposits (+9%), more than offsetting the fall in demand deposits (-4%).
Results
In the first nine months of 2022, underlying attributable profit amounted to EUR 2,027 million, +15% year-on-year. Excluding the exchange rate impact, profit decreased 1%, as follows:
•Total income rose 2% due to gains on financial transactions as a slight increase in net fee income. Net interest income fell 1% as higher volumes were not enough to offset the initial negative sensitivity to interest rate hikes.
•Costs rose 9%, strongly impacted by inflation. However, in real terms, costs decreased 2% and the efficiency ratio is at a level close to the historical lows reached last year.
•Net loan-loss provisions increased 37% due to the retail portfolio. The cost of risk was 4.46% (+86 bps year-on-year) and the NPL ratio was 6.63%.
In the quarter, net interest income stabilized following declines in previous quarters and provisions fell slightly. These positive impacts were offset by cost increases (costs related to business and investments in technology) and falls in net fee income and gains on financial transactions, from high levels in the second quarter.

Brazil. Underlying income statement
EUR million and % change
		/	Q2'22		/	9M'21
	Q3'22%		excl. FX	9M'22%		excl. FX

Revenue	3,278	-3	-2	9,671	+20	+2
Expenses	-1,058	+4	+4	-3,009	+27	+9
Net operating income	2,220	-6	-5	6,661	+17	0
LLPs	-1,150	-1	-1	-3,165	+60	+37
PBT	1,047	-9	-8	3,316	-6	-20
Underlying attrib. profit	662	-10	-10	2,027	+15	-1
Detailed financial information on page 66

Chile	Underlying attributable profit
EUR 551 mn
Commercial activity and business performance
We remained focused on improving customer satisfaction through the transformation of our commercial network and our digital banking proposition, expanding Santander Life (which exceeded one million customers) and Superdigital (with 355,000 customers). Getnet is firmly established in the country.
As a result of our actions, we exceeded 4 million customers and remained top in service quality in terms of NPS. We were named the Best Bank in Chile in 2021 by The Banker magazine and we were recognized as Top Employer 2022 for the fourth year in a row. We also won the 2022 Sustainable Finance Award from Global Finance and the Best Bank in Chile from Euromoney magazine.
In volumes, loans and advances to customers increased 11% year-on-year. Gross loans and advances to customers excluding reverse repurchase agreements and at constant exchange rates, were also 11% higher, mainly driven by individuals (+13% boosted by the impact that charges in the UF had on mortgages), corporates and institutions (+14%) and CIB (+30%).
Customer deposits were down 6%. Excluding the exchange rate impact and repurchase agreements, customer deposits decreased 7% as customers are normalizing their liquidity levels, following strong growth in 2021, due to the withdrawal of pension funds and state aids during the pandemic.
Results
Underlying attributable profit in the first nine months of 2022 amounted to EUR 551 million, 19% higher year-on-year. In constant euros, profit grew 23%, as follows:
•Total income rose 9% driven by the double-digit rise in net fee income (greater customer base and transactionality) and gains on financial transactions (+68% driven by customer business). Net interest income increased 1%, as the positive impacts from the UF portfolio and greater volumes were partially offset by the initial negative sensitivity to interest rates hikes.
•Costs rose 7%, below inflation (10%), which enabled net operating income to increase 10% and the efficiency ratio to improve to 38.1% (-59 bps year-on-year).
•Loan-loss provisions rose 13%, while the cost of risk remained virtually stable. Delinquency indicators remained better than pre-pandemic levels, although they are expected to normalize.
In the quarter, profit decreased 18% in constant euros, due to the reduction in net interest income as a result of lower quarterly inflation growth and higher funding costs, which offset the good performance of the rest of the income statement.

Chile. Underlying income statement
EUR million and % change
		/	Q2'22		/	9M'21
	Q3'22%		excl. FX	9M'22%		excl. FX

Revenue	577	-18	-15	1,934	+5	+9
Expenses	-248	-3	+1	-737	+4	+7
Net operating income	329	-27	-24	1,197	+7	+10
LLPs	-85	-23	-20	-290	+9	+13
PBT	244	-25	-21	889	+4	+7
Underlying attrib. profit	160	-22	-18	551	+19	+23
Detailed financial information on page 67

January - September 2022	35

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Primary segments

Argentina	Underlying attributable profit
EUR 234 mn
Commercial activity and business performance
Santander Argentina remained centred on improving customer service through innovation and process digitalization. The number of loyal customers increased and digital sales represented 83% of total sales. We continued to build our open financial services platform, strengthening the value proposition of Getnet, Santander Consumer, Superdigital and MODO.
In the quarter, we signed new alliances and launched new products, such offering agro products through the agribusiness card and through the financing of long-term investments. We also signed an alliance with LATAM Pass, enabling Super Club+ customers to redeem their points for miles.
Loans and advances to customers were up 36% year-on-year. In gross terms, excluding reverse repos and the exchange rate impact, loans and advances to customers rose 68% year-on-year, driven by auto loans, SMEs and corporates.
Customer deposits increased 26% with respect to September 2021. Excluding repos and the exchange rate impact, customer deposits rose 60% with growth in demand (+50%) and time (+80%) deposits, and mutual funds were 121% higher. As a result, total customer funds increased 73% in constant euros.
These high growth rates, as well as results, are impacted by high inflation in the country.
Results
Underlying attributable profit in the first nine months of 2022 was EUR 234 million, 31% higher year-on-year. At constant exchange rates, profit was 66% higher. By line:
•Total income grew 93%, underpinned by net interest income (+142% driven by business and higher volumes and rates on central bank notes), net fee income (+107%, mainly driven by transactional fees and mutual funds and insurance) and gains on financial transactions (+126%). These increases were partially offset by a hyperinflation charge of EUR 546 million.
•Costs rose 85%, impacted by inflation and the effect of the Argentine peso depreciation on overhead costs. The efficiency ratio improved to 57.3% (-258 bps compared to September 2021) and net operating income rose 105%.
•Loan-loss provisions increased due to extraordinarily low levels in 2021 (following pandemic-related provisioning in 2020). The cost of risk stood at 2.88%, 63 bps lower than in September 2021.
In the third quarter, profit increased 26% in constant euros, due to higher revenue, which offset the cost increase in the quarter, partly due to the salary agreement.

Argentina. Underlying income statement
EUR million and % change
		/	Q2'22		/	9M'21
	Q3'22%		excl. FX	9M'22%		excl. FX

Revenue	592	+29	+55	1,413	+53	+93
Expenses	-333	+28	+53	-809	+46	+85
Net operating income	259	+31	+57	604	+63	+105
LLPs	-34	+4	+29	-106	+20	+51
PBT	144	+48	+75	312	+65	+108
Underlying attrib. profit	88	+3	+26	234	+31	+66
Detailed financial information on page 68

Other South America
Uruguay
Gross loans and advances to customers, excluding reverse repurchase agreements and the exchange rate impact were up 15% year-on-year. Customer deposits excluding repos and exchange rates rose 2%, spurred by time deposits (+62%).
Underlying attributable profit in the first nine months of EUR 96 million, up 21% year-on-year and +2% in constant euros, as follows:
•Total income up 10% boosted by net interest income, following interest rate hikes and higher inflation, and gains on financial transactions.
•Costs were slightly up (+1%), despite high inflation (+9%). As a result, the efficiency ratio stood at 43.5% (-3.9 pp year-on-year).
•Loan-loss provisions rose, normalizing following the low levels recorded in 2021. The cost of risk remained low (1.48%) and the NPL ratio stood at 2.43%.
Compared to the previous quarter, underlying attributable profit rose 13% in constant euros due to the increase in net interest income and gains on financial transactions and lower provisions.
Peru
Gross loans and advances to customers excluding reverse repos and the exchange rate impact rose 18% year-on-year and customer deposits (excluding repos and at constant exchange rates) increased 1%, impacted by time deposits (-9%), as demand deposits were 23% higher.
In the first nine months of 2022, underlying attributable profit amounted to EUR 52 million, 23% higher year-on-year. Excluding the exchange rate impact, growth was 8%, as follows:
•Total income rose 19%, mainly led by net interest income (+32%). Costs rose 48%, mainly driven by inflation and the launch of new businesses.
•Loan-loss provisions dropped 5% and the cost of risk remained very low (0.49%).
Colombia
Gross loans and advances to customers (excluding reverse repos and the exchange rate impact) were 19% higher year-on-year. Customer deposits (excluding repos and exchange rates) rose 39% due to demand deposits (+43%).
In the first nine months of 2022, underlying attributable profit of EUR 22 million, 31% higher year-on-year. At constant exchange rates, profit was 28% higher, due to:
•Total income growth of 39% (driven by net interest income and gains on financial transactions) and a 63% rise in costs due to the development of new business lines.
•Loan-loss provisions fell 18% and the cost of risk improved 47 bps year-on-year to 0.24%.

Other South America. Underlying income statement
EUR million and % change
	Net operating income			Underlying attrib. profit
		/	9M'21		/	9M'21
	9M'22%		excl. FX	9M'22%		excl. FX

Uruguay	184	+39	+18	96	+21	+2
Peru	92	+21	+7	52	+23	+8
Colombia	40	+21	+18	22	+31	+28

36	January - September 2022

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Primary segments

DCB	DIGITAL CONSUMER BANK	Underlying attributable profit
EUR 908 mn
Executive summary
→ Continuing to reinforce auto leadership via new strategic alliances, leasing and subscription. We signed the binding agreement with Stellantis, continued BNPL deployment and had >20% growth in new leasing contracts.
→ New lending +10% year-on-year in constant euros. In auto, global production issues dampened the new auto market. In this context, we gained market share in new and used car financing in most markets. Strong increase in consumer new lending.
→ Underlying attributable profit amounted to EUR 908 million, improving 12% year-on-year (+11% in constant euros) driven by total income growth (fees and leasing), good cost of risk performance and other results. RoRWA remained high, c.2%.

Strategy
Digital Consumer Bank (DCB) is the leading consumer finance bank in Europe, created through the combination of Santander Consumer Finance's (SCF) scale and leadership in consumer finance in Europe, and Openbank’s retail banking and digital capabilities.
SCF is Europe's consumer finance leader, present in 18 countries (16 in Europe including the recent launch in Greece, China and Canada) and works through more than 130,000 associated points of sale (mainly auto dealers and retail merchants). In addition, it is developing pan-European initiatives to boost Direct business across its footprint.
Openbank is the largest 100% digital bank in Europe. It offers current accounts, cards, loans, mortgages, a state-of-the-art robo-advisor service and open platform brokerage services. Openbank is currently active in Spain, the Netherlands, Germany and Portugal, and we are working on its expansion across Europe and the Americas.
DCB's aim is to generate synergies for both businesses:
•SCF is dedicated to helping its customers and partners (OEMs, car dealers and retailers) to enhance their sales capacity by financing their products and developing advanced technologies to give them a competitive edge. SCF is the top mobility financer and provider in Europe.

Digital Consumer Bank. Loan distribution
September 2022

Germany

Nordics

France

Spain

The UK

Italy

Poland

Others

•Openbank continues to work on improving customer loyalty and engagement targets by applying its technological developments and business philosophy, while maintaining its ability to swiftly launch new initiatives.
Our main priorities for 2022 are to:
•Secure leadership in global digital consumer lending focusing on growth and transformation within three dimensions:
–Auto: strengthen our auto financing leadership position, gain market share, reinforce the leasing business and develop subscription services. SCF is focusing on providing its partners advanced digital financing capabilities to support their sales growth strategy and the best customer experience. We had a EUR 95 billion loan book at the end of September.
–Consumer Non-Auto: gain market share in consumer lending and develop buy now, pay later (BNPL) 2.0 to strengthen our top 3 position in Europe. We had a loan book of EUR 20 billion as of 30 September. In Retail, the aim is to continue improving digital capabilities to increase loyalty among our 3.8 million customers (Openbank and SC Germany Retail), boosting digital banking activity.
–Simplification and efficiency from self-contained banks to European hubs (Western Hub, Nordics, Germany) through: legal structure simplification, implementing shared services and IT commonality, and capital and liquidity optimization.
•Increase profit leveraging strategic operations initiated in 2021, e.g. Stellantis (Auto), leasing and subscription launch and BNPL development (Non-Auto).
•Launch of tech transformation projects to seize on the fast-growing transition to online, support digital customer base expansion and provide our partners with digital tools to achieve a single European digital connection (via auto marketplaces). All this while maintaining high profitability and one of the best efficiency ratios in the sector.

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Primary segments

To contribute to the transition to a greener economy, we continue to do business in a sustainable way, supporting our customers' green transitions by providing more than EUR 3 billion of green finance in the year to date. Our green finance offering includes financing of electric vehicles (>100k EVs financed year to date, gaining market share), electric chargers, solar panels, green heating systems, e-bikes, etc.
We are also contributing to build a more inclusive society and were recognized as a Top Employer or Great Place to Work (GPTW) in 8 countries in our footprint.
Business performance
New lending increased 10% year-on-year in 9M'22, despite impacts from the covid-19 Omicron wave, the microchip crisis and global supply chain disruptions from the Russia-Ukraine conflict.
In this difficult environment, our leadership position and strategic alliances enabled us to increase our market share in new and used car financing in most countries. Our new car volumes were up 1% year-on-year while new car registrations in Europe fell 10% versus 9M 2021. New loans for used vehicles rose 18% in the same period compared to a 12% fall in the European market.
In Auto, our leasing solutions and commercial focus generated a >20% year-on-year increase in the number of leasing customers. We continued to develop a proprietary digital leasing platform for Europe with the ambition of disrupting the market.
SCF's new subscription service Wabi is live in Spain, Norway and Germany and will expand to other countries in the coming years. In June, SCF launched Ulity, its new platform for vehicle subscription-based solutions for companies.
In Q1, we expanded our partnership with Stellantis in a transaction expected to complete in H1 2023 (following the required authorizations). In 2022, we also entered into a long-term global partnership with Piaggio Group, Europe's leader in scooters.
In Non-Auto, Zinia, our buy now, pay later initiative continues to achieve outstanding results with more than 4 million contracts since its launch and more than 33,000 retail merchants connected.
The TIMFin joint venture is a strategic alliance with the leading Italian Telco, a new vertical for DCB. The company has >1.2

Activity
EUR billion and % change in constant euros

	+2%
	QoQ		0%
			QoQ
121
	+6%	60	+6%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds
million contracts since launch as well as >5,800 active points of sale.
The stock of loans and advances to customers increased 6% year-on-year. In gross terms, excluding reverse repos and the exchange rate impact they also rose 6% year-on-year to EUR 120.6 billion.
These solid results have been achieved in an unstable environment where the global political situation and soaring energy prices are generating uncertainty affecting our customers' consumption decisions, while inflation and rising interest rates are reducing their disposable income. We will continue to closely monitor our portfolios to prevent the impact that a deterioration in unemployment or a hard consumption stop may have on our activity.
Results
Underlying attributable profit in the first nine months was EUR 908 million, 12% higher year-on-year in euros. In constant euros, growth was 11% (RoRWA of c.2%). By line:
•Total income rose 2% mainly driven by 2% growth in net fee income (increased volumes) and greater leasing activity. Net interest income was flat, dampened by the short-term impact of rising interest rates on liabilities as they reprice faster than assets.
•Costs grew 2% affected by inflation, strategic investments, transformational costs and business growth, however in real terms, costs fell 5%. The efficiency ratio stood at 47.7% (in line with 9M 2021).
•Loan-loss provisions fell 5% reflecting the good credit quality performance. The cost of risk improved to 0.43%.
•By country, the largest contribution to underlying attributable profit came from Germany (EUR 295 million), the Nordic countries (EUR 182 million), the UK (EUR 181 million) and France (EUR 123 million).
Compared to the previous quarter, underlying attributable profit increased 16%, mainly due to leasing, lower minority interests and the SRF charge in Q2.

Digital Consumer Bank. Underlying income statement
EUR million and % change
		/	Q2'22		/	9M'21
	Q3'22%		excl. FX	9M'22%		excl. FX

Revenue	1,315	+4	+4	3,887	+2	+2
Expenses	-605	0	+1	-1,853	+3	+2
Net operating income	709	+8	+8	2,034	+2	+2
LLPs	-142	+2	+2	-429	-4	-5
PBT	572	+13	+13	1,581	+11	+10
Underlying attrib. profit	336	+16	+16	908	+12	+11
Detailed financial information on page 70

38	January - September 2022

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Primary segments

Corporate Centre	Underlying attributable profit
-EUR 1,583 mn
Executive summary
→ The Corporate Centre continued with its role supporting the Group.
→ The Corporate Centre’s objective is to define and coordinate the Group's strategy and aid the operating units by contributing value and carrying out the corporate oversight and control function. It also carries out functions related to financial and capital management.
→ Underlying profit was impacted by lower gains on financial transactions due to the exchange rate differences from the hedging of results, partly offset by the improvement in provisions.

Strategy and functions
The Corporate Centre contributes value to the Group in various ways:
•Making the Group’s governance more solid, through global control frameworks and supervision.
•Fostering the exchange of best practices in cost management, which enables us to be one of the most efficient banks in the sector.
•Contributing to the launch of projects that will be developed by our global businesses aimed at leveraging our worldwide presence to generate economies of scale.
It also coordinates the relationship with European regulators and supervisors and develops functions related to financial and capital management, as follows:
•Financial Management functions:
–Structural management of liquidity risk associated with funding the Group’s recurring activity and stakes of a financial nature.
–This activity is carried out by the diversification of funding sources (issuances and other), always maintaining an adequate profile in volumes, maturities and costs. The price of these operations with other Group units is the market rate that includes all liquidity concepts (which the Group supports by immobilizing funds during the term of the operation) and regulatory requirements (TLAC/MREL).
–Interest rate risk is also actively managed in order to dampen the impact of interest rate changes on net interest income, conducted via high credit quality, very liquid and low capital consumption derivatives.
–Strategic management of the exposure to exchange rates in equity and dynamic in the countervalue of the units’ annual results in euros. Net investments in equity are currently hedged, EUR 20,630 million mainly Brazil, the UK, Mexico, Chile, the US, Poland and Norway with different instruments (spot, fx, forwards).
•Management of total capital and reserves: efficient capital allocation to each of the units in order to maximize shareholder return.

Results
In the first nine months of 2022, underlying attributable loss of EUR 1,583 million, compared to -EUR 1,232 million in September 2021, as follows:
•Lower gains on financial transactions (EUR 479 million less than in the same period of 2021), dampened by negative foreign currency hedging results, which partially offset the favourable FX impacts in the countries' results.
•Net interest income decreased, impacted by the rising interest rates and the higher liquidity buffer.
•Lastly, other results and provisions were considerably down on the same period in 2021.

Corporate Centre. Underlying income statement
EUR million
	Q3'22	Q2'22	Chg.	9M'22	9M'21	Chg.

Total income	-418	-446	-6%	-1,165	-642	+81%
Net operating income	-511	-538	-5%	-1,437	-891	+61%
PBT	-544	-577	-6%	-1,558	-1,168	+33%
Underlying attrib. profit	-543	-577	-6%	-1,583	-1,232	+28%
Detailed financial information on page 71

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Secondary segments

Retail Banking	Underlying attributable profit
EUR 5,891 mn

Executive summary

Results. (9M'21 vs. 9M'22). % change in constant euros			Business performance. EUR bn. % change in constant euros
Profit increased driven by total income and lower minority interests and tax burden			Continued growth in asset and liability volumes
Total income	Costs	Provisions	Loans and advances to customers		Customer funds
+2%	+4%	+22%	859	+6% YoY	809	+2% YoY

Customers

Commercial activity
We continued to accelerate the implementation and development of our digital transformation, focusing on our multi-channel strategy and the digitalization of processes and businesses. Our aim is to ensure personalized support tailored to each customer's needs, which also addresses one of our main priorities, the continuous improvement our customer service.
In addition, we rolled out several commercial initiatives, with tailored products and services for each segment, as previously explained in the regions and countries:
•In individuals, mortgages continued to grow in many of our markets, with positive trends in the UK, Portugal (market share exceeded 20%) and in Mexico, where we continued to be one of the top mortgage lenders in the country. However, there was a slowdown in Spain in the quarter due to rising interest rates. We are digitalizing the processes for granting consumer loans in most countries.
•In auto finance, we made headway in new alliances and partnerships and renewing existing ones, both in Europe and the US, and we continued to record strong increases in auto financing in most South American countries.
•Regarding corporates, we continued to offer differentiated products and services for SMEs, companies and SCIB, while launching joint initiatives between them to deepen relationships with multinational clients.
These initiatives allowed us to reach 159 million customers across the Group. The number of loyal customers increased 8% year-on-year to 26.8 million, digital customers rose 8% year-on-year to 50 million and digital sales accounted for 56% of total sales.

Results
Underlying attributable profit in the first nine months of 2022 was EUR 5,891 million, 9% higher year-on-year. Excluding the exchange rate impact, it was stable, as follows:
•Total income grew 2% driven by higher net interest income (+7%) and net fee income (+4%) which offset lower gains on financial transactions.
•Costs increased 4%, affected by inflation. Net operating income grew 1% and efficiency stood at 43.6%.
•Loan-loss provisions rose 22%, mainly driven by the increases in North and South America.
•Lower tax burden and lower impacts from minority interests.

Retail Banking. Underlying income statement
EUR million and % change
		/	Q2'22		/	9M'21
	Q3'22%		excl. FX	9M'22%		excl. FX

Revenue	10,999	+4	+4	31,634	+9	+2
Expenses	-4,775	+3	+3	-13,800	+9	+4
Net operating income	6,224	+5	+5	17,834	+10	+1
LLPs	-2,733	+4	+4	-7,465	+31	+22
PBT	2,818	-1	-2	8,815	-5	-13
Underlying attrib. profit	1,899	-2	-3	5,891	+9	0
Detailed financial information on page 72

40	January - September 2022

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Secondary segments

Santander Corporate & Investment Banking	Underlying attributable profit
EUR 2,364 mn

Executive summary

Results. (9M'22 vs. 9M'21). % change in constant euros		Our aim and strategic priorities

Total income	Underlying att. profit
+25%	+36%
Efficiency ratio	RoTE
36.4%	24.8%

Revenue growth by business and region*		Other highlights in the quarter

TOTAL
Others
Global Debt Financing
Global Transactional Banking
Markets
4,462
+25%
5,597
1,277
+12%
1,969
+42%
2,111
+22%
9M'21
9M'22

+16%
+33%
+34%
* Constant EUR million

Strategy
In a challenging macroeconomic and geopolitical environment, our priority has been to support our clients, while ensuring compliance with international restrictions and sanctions related to the Russia-Ukraine conflict.
In this environment, SCIB continued to make headway in the execution of its strategy to transform the business and become our clients' strategic advisor of choice, via specialized high value-added products and services; focusing on ESG and the digital transformation.
Our goal with this transformation is to become one of the leading investment banks in Europe through a pan-European platform, consolidate leadership in Latin America in most countries and products, and continue to accelerate growth in the US focusing on the integration of broker-dealer Amherst Pierpont Securities (APS) as a first step towards achieving its growth ambitions.
As an example of the execution of our strategy, in the third quarter of the year, SCIB announced the reorganization of the Markets business naming Michael Bagguley the new Global Markets head. Michael, from Barclays, will centralize the management of a business traditionally divided in regions in SCIB. To strengthen the pan-European platform, we also announced Tobias Heilmaier's appointment as the head of SCIB Germany.
In ESG in Q3, SCIB was financial advisor in the sale of 3 offshore wind farms (The largest being Hornsea One (1.2GB) with a global value of GBP 4.5 billion) and acted as advisor in its first transaction in the distributed solar photovoltaic power generation market, in an operation valued at EUR 1.4 billion.
In Debt Capital Markets (DCM), SCIB closed its first mandate as structurer with the European Union under the Next Generation EU (NGEU) programme. Additionally, we structured Grupo Santander's first "Green, Social & Sustainability Funding Global Framework" bond, totalling USD 500 million.
Global Transaction Banking (GTB) consolidated its leadership in sustainability-linked confirming programmes. With the help of SCIB, a major European telecommunications company will support its European supply chain in its energy transition. Henkel will do the same in Latin America, offering the first such programme in the region. Together they cover more than 5,000 suppliers and purchase volumes exceeding EUR 7 billion. In addition, the Export Finance team, together with the Inter-American Development Bank, closed USD 60 million of financing to BAC Credomatic El Salvador to support the funding of women-led SMEs under the El Salvador Accelerate Women programme.
Focusing on digital transformation, during the quarter SCIB and SAP joined forces to accelerate the digitalization of GTB services. As a result, SCIB's global clients have at their disposal state-of-the-art banking solutions that will help them avoid supply chain disruptions and empower their energy and digital transformations.
Digital Solutions Group (DSG) had strong activity in digital infrastructure M&A with significant transactions in Spain and Italy, and funding and advice from Global Debt Financing (GDF) in the fintech space in Europe and the Americas.

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Secondary segments
Results
Underlying attributable profit in the first nine months of 2022 amounted to EUR 2,364 million (27% of the Group's total operating areas), 36% higher than in the same period of 2021, becoming one of the best in SCIB's history, backed by double-digit growth across core businesses, notably GTB and GDF.
Revenue performance by business (in constant euros) was as follows:
•Markets: 22% increase year-on-year. Macroeconomic uncertainty and volatility contributed to the good performance of exchange rate hedging products. This, combined with good risk management, led to a positive revenue trend.
By region, in Markets Europe & Asia, this uncertainty resulted in lower sales activity with clients. On the other hand, good management of the Market Making teams allowed us to protect the value of our trading books.
There was strong demand for hedging products in all countries in Latin America. Inflation and political events also generated trading book opportunities, especially in Chile and Brazil.
In the US, the solid results in the quarter were driven by FICC (Fixed Income Currency and Commodities), Rates, FX and Securities Finance tables, combined with greater institutional and corporate customers flows.
•GDF (Global Debt Financing): continued to increase revenue (+12%) despite the complex geopolitical situation and high inflation. DCM remained at levels similar to Q2, breaking the negative streak in markets, but without a definitive rebound. Santander continued to gain market share, remaining in the top 5 for corporates in Europe.
Regarding Structured Finance, Santander continued to lead league tables globally, highlighting our clear leadership in the renewable sector (top in Latin America, Europe and globally), a key element in the bank's ESG strategy.
•GTB (Global Transactional Banking): revenue grew 42% year-on-year. Cash Management continued the year's upward trend both in terms of transactionality and revenue from liabilities, favoured by the rise in economic activity in most countries where SCIB is present, as well as the rise in interest rates, especially in Europe and the US.

Trade & Working Capital Solutions (T&WCS) continued to focus on providing our clients with solutions that enable them to release captive liquidity from accounts and inventories, strengthen their supply chains, mitigate business transactions risks and achieve their ESG objectives. With regard to the latter, T&WCS more than tripled ESG operating revenue year-on-year.
In Export Finance, SCIB continued its good trend and maintains its leadership in the market. It was second in the global ranking of ECA financing (according to Dealogic's criteria), with 50% growth in the volume financed compared to the previous year. It also led the ranking in Europe and remained in the top 2 in Latin America in export finance.
•CF (Corporate Finance): strong performance in Mergers and Acquisitions (M&A), with double-digit year-on-year growth, but damped the slowdown in Equity Capital Markets activity in the face of the global equity market closures. Of note, was the participation in Opdenery's IPO, the first in Spain in the last 12 months.
In the Telecommunications, Media & Technology (TMT) industry, Santander remained very active, including the M&A transactions of MasMovil and Ardian, valued at almost EUR 2 billion.
In Energy, Santander strengthened its presence in the offshore wind sector with three major operations: the aforementioned Hornsea One, Vikinger and advice on the largest M&A's largest operation of offshore wind asset in the Baltic Sea.
In CRH (Consumer Retail Healthcare), Santander continued to grow its franchise through the most significant operations in the sector, including the merger of Dufry with Autogrill for EUR 5,3 billion.
Santander continued to be a key player in infrastructure, both in Europe and Latin America. This quarter, we advised Platinum Equity on the sale of Socamex, a Spanish water company acquired by Quaero Capital.
Operating expenses increased 15% year-on-year due to investments in products and franchises under development. However, at 36.4%, efficiency remained lower than the previous year and well below the sector.
Sharp improvement in loan-loss provisions compared to 9M 2021, which was still heavily affected by the macroeconomic deterioration caused by the covid-19 pandemic.
Compared to the previous quarter, revenue increased 8% and underlying attributable profit increased 10%.

SCIB. Underlying income statement
EUR million and % change
		/	Q2'22		/	9M'21
	Q3'22%		excl. FX	9M'22%		excl. FX

Revenue	1,985	+7	+8	5,597	+31	+25
Expenses	-747	+11	+10	-2,035	+20	+15
Net operating income	1,238	+5	+7	3,562	+39	+33
LLPs	-8	—	—	14	—	—
PBT	1,208	+5	+7	3,499	+41	+35
Underlying attrib. profit	833	+8	+10	2,364	+41	+36
Detailed financial information on page 72

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Secondary segments

Wealth Management & Insurance	Underlying attributable profit
EUR 818 mn

Executive summary

Results (9M'22 vs. 9M'21). % change in constant euros				Growth drivers 9M'22
Total fee income generated[1]	Total contribution to profit[1]	Assets under management (AuMs)	RoTE
				Net new money	AuMs	Gross written premiums

+6%	+17%	-5%	59.5%	EUR 9.5 bn	EUR 192 bn	+24%
				(3.7% of total CAL)	(-5% vs Sep-21)	vs Sep-21

Total contribution to profit by business				Other highlights in the period
Constant EUR million (incl. fee income ceded to the Group)				Private Banking	SAM	Insurance

Chg. /9M'21 1
Total fee income generated
1,997
+17%
Private Banking
501
+30%
SAM
441
+8%
Insurance
1,055
+15%
31% /total Group
9M'22

				Customer growth +6% vs Sep- 21	SRI* EUR 38.5 bn	Fee income[1] EUR 1.23 bn +8% vs. 9M'21
(Total SRI WM&I: EUR 54 bn)

	(1) Excluding insurance one-offs in 2021.			* Socially Responsible Investments

Commercial activity
We aim to become the best Wealth & Protection Manager in Europe and Latin America, being one of the Group's growth drivers:
•In Private Banking, despite market volatility and inflationary pressures, we continued to leverage our scale so clients can benefit from our global platform and to foster collaboration across markets and segments. Collaboration volumes reached EUR 11.6 billion, year to date generating 18% revenue growth year-on-year. We are the leader in the large flow of investment from Latin America to Spain and the United States.

Collaboration volumes
Constant EUR billion

11.6

〉 +18%
vs. 9M'21

We continued to renew our value proposition, widening our product range according to market trends, with a particular focus on alternative products, collateralized lending, investment banking and socially responsible products (ESG). We also continued to grow our discretionary advisory service, to offer our clients value-added solutions tailored to their specific investment needs and risk profiles, which accounted for 12.1% of total assets under management (AuMs), 1% more than the same period last year.
Our range of alternative products exceeded EUR 2.6 billion (EUR 1.7 billion in the same period of 2021) in both Santander Asset Management (SAM) and third-party funds. In addition to the funds launched during the first six months (Laurion, Blackrock, Compass, Ameris, Sancus and Qualitas), this quarter we also launched EB Capital Preferred Futures and EPC Multifamily Partners V.

Our real estate investment service, which is capturing a large part of the existing flow between Latin America and Europe and the United States, reached a total volume of EUR 110 million through transactions in the period.
Our Socially Responsible Investment (SRI) products amounted to more than EUR 24 billion, (classified according to Article 8 or 9 under the SFDR or similar criteria applicable in Latin America).
•In SAM, market volatility affected overall asset valuations and investment flows. In this environment, we continued to improve and complete our local and global product offerings. We made further headway in our ESG strategy, offering 71 products globally, and AuMs (integrating sustainability strategies) of around EUR 38.5 billion. The range of alternative products aimed primarily at our institutional clients and Family Offices is increasingly robust, with 8 funds already launched and EUR 1,009 million already invested.
•In Insurance, we maintained a healthy growth rate in premiums, mainly in the Non-Related and Savings businesses. The credit-related business was slightly affected by the macroeconomic environment, especially in Brazil.
Protection insurance sales were particularly strong in Europe, as a result of the optimization of client communication and the introduction of new products. The new savings value proposition developed in Spain was particularly successful, completing the range of unit linked products, guaranteed interest and annuities.
In the Americas we continued to consolidate the diversification of the non-credit insurance business, with double-digit growth in new sales in 2022. We launched a new Life and Accident Insurance offer in Brazil and a new unit linked product offering in Mexico.

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Secondary segments
The motor vehicle insurance business was 11% higher. Our Autocompara platform, which operates in Argentina, Brazil, Chile, Mexico and Uruguay, reached 1.4 million active policies. Gross fees from the SME grew 11% year-on-year, boosted by the good performance of the Americas, where they grew 16% year-on-year.
Regarding our digital strategy, we continued to increase the number of insurance policies distributed through our digital channels at double-digit rates, which now account for 20% of the total sales volumes (+5% year-on-year).
Business performance
Total assets under management amounted to EUR 402 billion, 5% lower year-on-year, dampened by market performance since early 2022, particularly in Europe.

Business performance: SAM and Private Banking
Constant EUR billion

Total assets under management
Funds and investment*
- SAM
- Private Banking
Custody of customer funds
Customer deposits
Customer loans

/ Jun-22	/ Sep-21
0%	-5%
0%	-5%
0%	-5%
0%	-7%
-1%	-14%
+3%	+12%
+1%	+8%

Note: Total assets marketed and/or managed in 2022 and 2021.
(*) Total adjusted private banking customer funds managed by SAM.
•In Private Banking, the volume of customer assets and liabilities (CAL) reached EUR 257 billion, 4% lower than in September 2021, affected by custody valuations. Net new money amounted to EUR 9.5 billion (3.7% of total volume), including EUR 1.6 billion in credit. Net profit in 9M'22 was EUR 501 million, up 30% compared to 9M'21, primarily backed by total income. Threshold Private Banking clients increased 6% to 112,000 clients.
•In SAM, total AuMs decreased 5% year-on-year due to market performance to EUR 192 billion. Net sales recorded outflows of EUR 2.8 billion (1.5% of the total). The total contribution to the Group's profit (including ceded fee income) was EUR 441 million, 8% higher year-on-year.
•In Insurance, the volume of gross written premiums in 9M'22 amounted to EUR 8.7 billion (+24% year-on-year), with protection premiums growing 9% despite lower lending demand in Latin America. Total fee income rose 4% (+8% excluding the impact from insurance portfolio buybacks in 2021) and net fee income from protection insurance was 6% higher. The total contribution to profit stood at EUR 1,055 million, -3% year-on-year (+15% excluding insurance earn-out one-offs and insurance portfolio buybacks in 2021).
Results
Underlying attributable profit was EUR 818 million in the first nine months of 2022, up 7% year-on-year in constant euros (+31% excluding insurance one-offs in 2021), as follows:
•Total income increased 7% as a result of improved margins and net fee income.
•Total fee income generated amounted to EUR 2,735 million (+4% year-on-year; +6% excluding insurance one-offs in 2021) and represented 31% of the Group's total.

Total fee income generated
Constant EUR million

2.735

	〉	+4%	31%
		vs. 9M'21	/ total Group

•Operating expenses were 6% higher year-on-year, due to the investments carried out together with higher costs related to increased commercial activity and the perimeter of several operations, such as the acquisition of Crédit Agricole's business in Miami in 2021.
The total contribution to the Group (including net profit and total fees generated net of tax) was EUR 1,997 million in 9M'22, 6% higher than in the same period of 2021 (+17% excluding insurance one-offs in 2021).
Compared to the previous quarter, underlying attributable profit rose 11% primarily driven by the positive performance in total income and cost stability.
To sum up, a very positive quarter in which we continued to grow at double-digit rates on a like-for-like basis despite the macroeconomic and market environment.

Total contribution to profit
EUR million and % change in constant euros
Q3'22		9M'22

	713		1,997
+7%	/ Q2'22	+6%	/ 9M'21

WM&I. Underlying income statement
EUR million and % change
		/	Q2'22		/	9M'21
	Q3'22%		excl. FX	9M'22%		excl. FX

Revenue	685	+8	+7	1,907	+12	+7
Expenses	-263	+4	+3	-758	+12	+6
Net operating income	422	+10	+10	1,149	+11	+8
LLPs	-5	-45	-46	-13	-34	-35
PBT	414	+13	+13	1,118	+9	+6
Underlying attrib. profit	302	+12	+11	818	+11	+7
Detailed financial information on page 73

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Secondary segments

Underlying attributable profit
-EUR 173 mn

Executive summary

Revenue performance	Our business

Solid revenue growth*	Merchants	International Trade	Payments	Consumers
+75%9M'22 vs 9M'21	Global payments solutions for all merchant segments	International trading solutions for business	Wholesale account-to-account payment solutions	Financial marketplace for the underbanked

Our main strategic priorities	Main growth drivers

•Scaling up our global technology platform	Merchants Total Payments Volume*	Active merchants		International Trade active customers
•Accelerating our commercial growth
•Pursuing the open market opportunity	+29% 9M'22 vs 9M'21	+3% Sep-22 vs Sep-21		>30k
(*) Constant EUR million.

Strategy
PagoNxt aims to achieve a global leadership position in payments through our distinctive, holistic and customer-centric value proposition. We are one-of-a-kind paytech business providing customers with a one-stop shop for innovative payments and integrated value-added solutions.
We address several high-growth and strategic business segments, namely:
•Merchants: providing global and integrated acquiring, processing and value-added solutions for physical and e-commerce merchants of all sizes.
•International Trade: delivering specialized cross-border trading solutions – payments, FX, cash management, trade finance – for business customers, in a large and global addressable market yet to be fully digitalized.

•Payments: providing wholesale account-to-account payments processing and instant connectivity to schemes in multiple geographies through a highly-scalable model.

•Consumers: providing a financial marketplace for the economic inclusion of the underbanked and low-income population, with a focus on Latin America.

PagoNxt's technology platform and specialist teams serve Grupo Santander's payments needs and additionally cater for open market opportunities beyond Santander's business.
PagoNxt's strategy is anchored on the following key levers:
•Scaling up our global, cloud-native, data-driven, secure and efficient platform. We operate a connected, real-time, flexible and highly scalable technology platform that is fully cloud and API-based to ensure access to PagoNxt's latest features through a single integration. We process and generate insights to help our customers and their businesses leverage the full power of data and make data-driven decisions.
•Accelerating commercial growth by continuing to strengthen our commerce and international trade ecosystem, our offerings and our distribution through Santander's commercial muscle.
•Decisively pursuing the open market opportunity through direct commercialization and distribution partnerships, increasing our market penetration in Europe, South America and North America and extending our footprint to additional countries.

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Secondary segments
Business performance
In the first nine months of the year, PagoNxt had several important achievements, effectively responding to the current market challenges:
•Getnet continued its growth, reaching 1.27 million active merchants (+3% vs Sep-21) and EUR 117 billion in Total Payments Volume (TPV), 29% higher compared to the same period of 2021.
–TPV in Getnet Brasil increased 18% from January to September boosted by the retail customer segment and by our e-commerce activity. Our strategy in the country is also focused on driving profitable growth through our pre-payments products proposition and value-added services, and through an increase in our SME penetration. We are pursuing opportunities through all sales channels and reinforcing our open market sales through partnerships, direct sales and digital channels.
–Getnet Europe, our pan-European acquirer, grew significantly in the first nine months. TPV increased 42% and active merchants rose 13% year-on-year, mainly driven by the Spanish market which displayed a strong performance across all industries. In addition, we continue to progressively develop our open market strategy in the European region, where our presence now includes activity in 12 different countries.
–Getnet México continued on its strong growth path, with TPV increasing 35% from January to September year-on-year. This rise was driven by an increase in the average ticket of our merchant base and by the strong performance of our open market distribution channels which include several partnerships with financial institutions, independent software vendors (ISVs) and payment ecosystems.
•Our One Trade platform continued to develop new and innovative solutions to become Grupo Santander's core provider of international capabilities. In the last quarter, the platform implemented new international trade services across the Santander banks in Spain, Chile and the US.
•More broadly in Grupo Santander payments, PagoNxt continued to accelerate its roadmap to become Santander's wholesale payments provider, centralizing all types of non-card payments.
•In the last quarter, Ebury showed strong performance on its B2B offerings targeting the open market, driven mainly by FX services.
•On the consumer side, our Superdigital business continued to expand its offering in Latin America. In Q3, Superdigital added financial products to our propositions in Brazil and Argentina, including loans, insurance and credit cards.

Merchants
Active merchants			Total Payments Volume
Millions			Constant EUR billion

	+3%	1.27		+29%	117.0
1.24
90.5

Sep-21		Sep-22	9M'21		9M'22
Results
In the first nine months of 2022, underlying attributable loss decreased year-on-year to -EUR 173 million, compared to -EUR 206 million in the first nine months of 2021.
Total income was EUR 655 million, a 96% increase year-on-year (+75% in constant euros), backed by the increase in business activity and volumes across regions, especially in our Merchant and Trade businesses (Getnet, Ebury).
This keeps PagoNxt on track to achieve its 50% revenue growth target for 2022.

PagoNxt. Revenue performance
Constant EUR million

655
+75%
374

9M'21		9M'22

In the period, PagoNxt continued its investment plans to develop and implement its global technology.
Compared to the previous quarter, underlying attributable profit stood at -EUR 69 million.

PagoNxt. Underlying income statement
EUR million and % change
		/	Q2'22		/	9M'21
	Q3'22%		excl. FX	9M'22%		excl. FX

Revenue	257	+9	+9	655	+96	+75
Expenses	-282	+9	+10	-729	+52	+45
Net operating income	-24	+12	+16	-74	-49	-43
LLPs	-13	+50	+50	-24	+246	+195
PBT	-50	+50	+51	-114	-40	-36
Underlying attrib. profit	-69	+38	+40	-173	-16	-13
Detailed financial information on page 73

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RESPONSIBLE BANKING

Responsible Banking targets

We continue to progress in our ESG agenda, towards the fulfillment of our public commitments:
More information available at www.santander.com/en/our-approach.
Note: 2022 data not audited.
(*) H1’22 data.

Of note among the implemented ESG initiatives were:

Environmental
♣    In line with our commitment to grant EUR 120 billion in green finance by 2025 and EUR 220 billion by 2030, we mobilized nearly EUR 4.3 billion in green finance in the quarter, EUR 78.7 billion since 2019.
♣ In addition, in 2022 we funded more than 100,000 electric vehicles in SCF with a volume of more than EUR 3 billion.
♣ The volume of AuMs in socially responsible investments amounted to EUR 54 billion.
♣ We continued to support our wholesale customers through:
•Participation as joint global coordinator of Greenvolt's capital increase to accelerate the development of renewable projects in Portugal.
•A sustainable mobility initiative, financing 50 electric buses in Mexico City and the expansion of the bicycle service in São Paulo, Rio de Janeiro and Bogotá.
♣ New features and products for our customers, such as the new web portal for companies and individuals with sustainable product offers in Spain.
♣ Banco Santander joined the Taskforce on Nature-related Financial Disclosures (TNFD) forum. It is a multidisciplinary advisory group of global institutions which contributes to and actively participates in the development of the new disclosure framework.

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Social
t    We continue to strengthen our financial inclusion and empowerment proposition:
•We have financially empowered more than 9 million people since 2019, heading towards our 10 million target by 2025, mainly driven by our microfinance programmes in Brazil and Mexico.
•We granted over EUR 677 million in loans in the first nine months of the year through our microfinance programmes in 8 countries.
•In Chile, the Santander Life financial inclusion proposal is going from strength to strength with more than one million customers. This fully-digital account can be opened from a mobile, has no minimum income requirements and has full functionality.
•In the UK, we added a financial support functionality to the mobile to help customers manage the increase in the cost of living.
•In Spain, together with Plena Inclusión, we launched the 'Finanzas para Mortales' guide for people with learning difficulties focused on cybersecurity and using digital banking to promote financial education to those that need it most.
t    We promote a diverse and inclusive workplace: in Brazil, we collaborated with Afro Presença for the fair employability of young black people, supported by the Public Ministry of Labour of São Paulo and other bodies such as Global Compact and UN Women. We also boosted the Rede Mulher Empreenedora, Brazil's largest female entrepreneur event.
t    We support the communities in which we operate:
•We provided 10,000 Santander scholarships for 15 hours of Excel training in 11 countries in our footprint.
•In Brazil, we offered 100,000 free accesses to content on the Education First platform to encourage the study of English.
•Universia Foundation launched its 2022-2023 scholarships programme for students with disabilities.
•We continued to support Ukraine with various types of aid such as school kits for refugees or the donation of computer equipment to the police to help streamline their procedures.

Governance
❖    Mexico introduced aspects related to sustainable funding into the incentive schemes of its commercial teams.
❖    One Europe launched an internal ESG and green funding campaign to raise awareness and train employees in the relevance of these issues.
❖    IR Magazine has given Santander its award for Best Annual Report and Best ESG Materiality Reporting.
❖    Published annual sustainability reports in Poland and the United States.

9M'22 Awards
☑ In Portugal, we were named the Best Retail Bank by World Finance, for sustainable initiatives and for being the best in managing global public health and climate change crises.

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CORPORATE GOVERNANCE

A responsible bank has a solid governance model with well-defined functions, it manages risks and opportunities prudently and defines its long-term strategy looking out for the interests of all its stakeholders and society in general

àChanges in the organizational structure of the Group's Senior Management

On 27 September, Javier Maldonado assumed the role as Head of US Transformation to support and accelerate Santander’s transformation of business and operations in the US. Mr Maldonado maintains his duties in strategic real estate development projects and in the Group Project Execution Office.

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SANTANDER SHARE
In application of the shareholder remuneration policy for 2022, the board of directors approved the first payment against 2022 results, which will be made in two parts:
•A cash dividend of EUR 5.83 cents per share (pre-tax) will be paid from 2 November 2022. This is 20% higher than the equivalent in 2021.
•A share repurchase programme of up to EUR 979 million is expected to start once the applicable regulatory approval has been obtained, as announced in the Inside Information disclosed on 27 September 2022.
As a result, the total remuneration of this interim distribution will exceed EUR 1.9 billion (+16% compared to its equivalent of 2021) and represents approximately 40% of the H1 2022 underlying profit (20% dividend payment and 20% share repurchase).
The bank plans to announce a further and final remuneration from 2022 earnings in the first quarter of 2023, subject to the appropriate corporate and regulatory approvals.
à Share price performance
Santander's shares are listed in 5 markets, in Spain, Mexico, Poland, the US (as an ADR) and the UK (as a CDI).
The quarter was marked by uncertainty due to the Russia-Ukraine conflict, high inflation and the fear of an economic slowdown.
The IMF lowered its global growth forecast for this year, and, more significantly, for 2023, first in July, and more severe in October. The deterioration, generalized and more pronounced than expected, was explained by: (i) higher inflation, which led to the tightening of financial conditions; (ii) China's slowdown, due to covid-19-related outbreaks and confinements; and (iii) other consequences from the Russia-Ukraine conflict.

In this context, the central banks had to tighten their monetary policies, prioritizing inflation control ahead of economic growth, increasing the likelihood of recession in almost all economies. The Fed raised interest rates to 3.25%, +300 bps in the year, while the ECB made a historic 75 bp hike to 1.25% at its last meeting, for a total of +125 bps since June.
The impact of these measures is driving a depreciation in many exchange rates against the dollar, resulting in the euro losing parity against it. The euro is affected by the high levels of uncertainty in Europe due to the energy crisis.
In this highly volatile and uncertain environment, the Santander share price ended the first nine months of the year with a negative return of 16.9%, similar performance to the Eurozone's main banking index, EuroStoxx Banks, which was down 17.3%. The other main indices also closed with declines. The DJ Stoxx Banks fell 13.5% and the MSCI World Banks 19.8%, compared to the 13.1% decrease in the Ibex 35 and the 10% decline in DJ Stoxx 50.

Share price

START 31/12/2021	END 30/09/2022
€2.941	€2.398

Maximum 10/02/2022	Minimum 15/07/2022
€3.482	€2.324

Comparative share performance

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àMarket capitalization and trading
As at 30 September 2022, Santander was the second largest bank in the Eurozone by market capitalization and 42nd in the world among financial entities (EUR 40,265 million).
The share’s weighting in the DJ Stoxx Banks index was 6.3% and 11.3% in the DJ Euro Stoxx Banks. In the domestic market, its weight in the Ibex 35 as at end-September was 10.3%.
A total of 10,730 million shares were traded in the period for an effective value of EUR 30,937 million and a liquidity ratio of 63%.
The daily trading volume was 56 million shares with an effective value of EUR 160 million.
àShareholder base
The total number of Santander shareholders at 30 September 2022 was 3,928,568, of which 3,420,921 were European (74.82% of the capital stock) and 496,437 from the Americas (24.13% of the capital stock).
Excluding the board, which holds 1.10% of the bank’s capital stock, retail shareholders accounted for 42.62% and institutional shareholders accounted for 56.28%.

Share capital distribution by geographic area
September 2022
The Americas	Europe	Other
24.13%	74.82%	1.06%

Source: Banco Santander, S.A Shareholder register.

2nd	Bank in the Eurozone by market capitalization
EUR 40,265 million

The Santander share
September 2022

Shares and trading data
Shares (number)	16,794,401,584
Average daily turnover (number of shares)	55,595,426
Share liquidity (%)	63
(Number of shares traded during the year / number of shares)

Stock market indicators
Price / Tangible book value (X)	0.56
Free float (%)	99.87

Share capital distribution by type of shareholder
September 2022

Institutions
56.28%

Board *
1.10%

Retail
42.62%

(*) Shares owned or represented by directors.

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2022 A P P E N D I X

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Group financial information

Net fee income. Consolidated
EUR million
	Q3'22	Q2'22	Change (%)	9M'22	9M'21	Change (%)
Fees from services	1,771	1,772	(0.1)	5,140	4,255	20.8
Wealth management and marketing of customer funds	1,064	1,004	6.0	2,991	2,751	8.7
Securities and custody	180	264	(31.8)	736	804	(8.5)
Net fee income	3,015	3,040	(0.8)	8,867	7,810	13.5

Underlying operating expenses. Consolidated
EUR million
	Q3'22	Q2'22	Change (%)	9M'22	9M'21	Change (%)
Staff costs	3,177	3,085	3.0	9,125	8,205	11.2
Other general administrative expenses	2,190	2,077	5.4	6,235	5,509	13.2
Information technology	662	596	11.1	1,823	1,596	14.2
Communications	103	108	(4.6)	311	299	4.0
Advertising	142	144	(1.4)	407	364	11.8
Buildings and premises	198	192	3.1	557	519	7.3
Printed and office material	23	24	(4.2)	70	66	6.1
Taxes (other than tax on profits)	147	139	5.8	427	394	8.4
Other expenses	915	874	4.7	2,640	2,271	16.2
Administrative expenses	5,367	5,162	4.0	15,360	13,714	12.0
Depreciation and amortization	793	738	7.5	2,235	2,064	8.3
Operating expenses	6,160	5,900	4.4	17,595	15,778	11.5

Operating means. Consolidated
	Employees[1]			Branches[2]
	Sep-22	Sep-21	Change	Sep-22	Sep-21	Change
Europe	64,925	64,538	387	3,163	3,265	(102)
Spain	26,674	25,632	1,042	1,914	1,952	(38)
United Kingdom	20,818	21,454	(636)	449	450	(1)
Portugal	4,953	5,716	(763)	385	397	(12)
Poland	10,502	10,291	211	407	458	(51)
Other	1,978	1,445	533	8	8	—
North America	44,500	43,135	1,365	1,852	1,888	(36)
US	14,705	15,484	(779)	484	514	(30)
Mexico	28,783	27,027	1,756	1,368	1,374	(6)
Other	1,012	624	388	—	—	—
South America	76,028	69,961	6,067	3,754	3,793	(39)
Brazil	53,699	47,877	5,822	2,903	2,941	(38)
Chile	9,798	10,570	(772)	301	332	(31)
Argentina	8,452	8,715	(263)	403	408	(5)
Other	4,079	2,799	1,280	147	112	35
Digital Consumer Bank	16,066	15,920	146	365	308	57
Corporate Centre	1,857	1,710	147
Total Group	203,376	195,264	8,112	9,134	9,254	(120)
(1) UK and Poland figures have been changed to headcount to align with the other units.
(2) Branch data for Brazil has been adjusted to the show number of physical branches rather than operating units.

Underlying net loan-loss provisions. Consolidated
EUR million
	Q3'22	Q2'22	Change (%)	9M'22	9M'21	Change (%)
Non-performing loans	3,093	2,988	3.5	8,490	6,901	23.0
Country-risk	(1)	—	—	—	(1)	(100.0)
Recovery of written-off assets	(336)	(354)	(5.1)	(999)	(927)	7.8
Net loan-loss provisions	2,756	2,634	4.6	7,491	5,973	25.4

January - September 2022	53

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Group financial information

Loans and advances to customers. Consolidated
EUR million
			Change
	Sep-22	Sep-21	Absolute	%	Dec-21
Commercial bills	55,936	42,316	13,620	32.2	49,603
Secured loans	576,932	525,118	51,814	9.9	542,404
Other term loans	300,343	276,474	23,869	8.6	269,526
Finance leases	38,998	38,083	915	2.4	38,503
Receivable on demand	12,128	9,549	2,579	27.0	10,304
Credit cards receivable	22,394	18,570	3,824	20.6	20,397
Impaired assets	33,727	31,629	2,098	6.6	31,645
Gross loans and advances to customers (excl. reverse repos)	1,040,458	941,739	98,719	10.5	962,382
Reverse repos	51,093	40,358	10,735	26.6	33,264
Gross loans and advances to customers	1,091,551	982,097	109,454	11.1	995,646
Loan-loss allowances	24,085	23,786	299	1.3	22,964
Loans and advances to customers	1,067,466	958,311	109,155	11.4	972,682

Total funds. Consolidated
EUR million
			Change
	Sep-22	Sep-21	Absolute	%	Dec-21
Demand deposits	716,428	697,371	19,057	2.7	717,728
Time deposits	226,737	167,035	59,702	35.7	164,259
Mutual funds	185,855	184,782	1,073	0.6	188,096
Customer funds	1,129,020	1,049,188	79,832	7.6	1,070,083
Pension funds	13,840	15,828	(1,988)	(12.6)	16,078
Managed portfolios	33,053	30,678	2,375	7.7	31,138
Repos	65,635	44,628	21,007	47.1	36,357
Total funds	1,241,548	1,140,322	101,226	8.9	1,153,656

Eligible capital (phased-in) [1]. Consolidated
EUR million
			Change
	Sep-22	Sep-21	Absolute	%	Dec-21
Capital stock and reserves	117,231	115,063	2,169	1.9	114,806
Attributable profit	7,316	5,849	1,468	25.1	8,124
Dividends	(1,463)	(1,276)	(188)	14.7	(1,731)
Other retained earnings	(31,705)	(34,968)	3,262	(9.3)	(34,395)
Minority interests	7,289	6,658	631	9.5	6,736
Goodwill and intangible assets	(17,464)	(15,781)	(1,682)	10.7	(16,064)
Other deductions	(5,705)	(4,757)	(948)	19.9	(5,076)
Core CET1	75,499	70,787	4,711	6.7	72,402
Preferred shares and other eligible tier 1	9,015	10,110	(1,095)	(10.8)	10,050
Tier 1	84,513	80,897	3,616	4.5	82,452
Generic funds and eligible tier 2 instruments	15,260	12,639	2,620	20.7	14,865
Eligible capital	99,773	93,537	6,236	6.7	97,317
Risk-weighted assets	616,738	577,209	39,530	6.8	578,930

CET1 capital ratio	12.24	12.26	-0.02		12.51
Tier 1 capital ratio	13.70	14.02	-0.31		14.24
Total capital ratio	16.18	16.20	-0.03		16.81
(1) The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Regulation on Capital Requirements (CRR) and subsequent amendments introduced by Regulation 2020/873 of the European Union. Total phased-in capital ratios include the transitory treatment according to chapter 4, title 1, part 10 of the CRR2.

54	January - September 2022

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Financial information by segment

EUROPE						Q
EUR million
		/	Q2'22		/	9M'21
Underlying income statement	Q3'22%		% excl. FX	9M'22%		% excl. FX
Net interest income	3,179	6.6	7.3	8,998	14.5	13.7
Net fee income	1,125	(3.1)	(3.0)	3,441	6.3	6.1
Gains (losses) on financial transactions [1]	229	34.4	34.3	599	5.2	4.5
Other operating income	159	—	—	235	(33.7)	(33.6)
Total income	4,692	9.7	10.2	13,273	10.4	9.8
Administrative expenses and amortizations	(2,132)	1.4	1.7	(6,296)	1.7	1.0
Net operating income	2,559	17.8	18.4	6,977	19.8	19.3
Net loan-loss provisions	(614)	(2.8)	(2.3)	(1,760)	(6.3)	(6.0)
Other gains (losses) and provisions	(562)	64.2	64.9	(1,140)	33.8	34.4
Profit before tax	1,384	15.4	16.0	4,076	31.7	30.3
Tax on profit	(372)	12.4	13.1	(1,125)	22.1	20.9
Profit from continuing operations	1,011	16.6	17.2	2,952	35.8	34.3
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	1,011	16.6	17.2	2,952	35.8	34.3
Non-controlling interests	(13)	(72.2)	(70.4)	(115)	118.0	124.0
Underlying profit attributable to the parent	998	21.6	22.1	2,837	33.7	32.1

Balance sheet
Loans and advances to customers	608,463	(0.1)	0.8	608,463	3.0	3.9
Cash, central banks and credit institutions	249,140	6.3	6.9	249,140	23.5	23.9
Debt instruments	67,937	2.7	3.4	67,937	(4.0)	(2.8)
Other financial assets	54,416	15.7	15.4	54,416	12.6	12.4
Other asset accounts	28,197	(3.1)	(2.8)	28,197	(7.3)	(7.2)
Total assets	1,008,153	2.3	3.0	1,008,153	7.0	7.8
Customer deposits	638,309	1.9	2.9	638,309	4.8	6.0
Central banks and credit institutions	179,222	3.0	3.2	179,222	20.1	18.9
Marketable debt securities	72,780	0.9	2.2	72,780	(3.6)	(2.2)
Other financial liabilities	62,826	8.1	8.1	62,826	23.1	23.0
Other liabilities accounts	11,419	2.4	3.2	11,419	1.9	3.1
Total liabilities	964,557	2.4	3.2	964,557	7.7	8.4
Total equity	43,596	(1.9)	(1.2)	43,596	(5.5)	(4.8)

Memorandum items:
Gross loans and advances to customers [2]	590,309	0.2	1.1	590,309	4.1	5.0
Customer funds	714,628	1.3	2.1	714,628	2.9	3.9
Customer deposits [3]	621,834	2.1	3.1	621,834	5.6	6.7
Mutual funds	92,794	(4.0)	(3.7)	92,794	(12.1)	(11.8)

Ratios (%), operating means and customers
Underlying RoTE	9.87	2.02		9.15	2.07
Efficiency ratio	45.4	(3.7)		47.4	(4.1)
NPL ratio	2.58	(0.06)		2.58	(0.57)
Total coverage ratio	49.7	(0.5)		49.7	(1.4)
Number of employees	64,925	2.1		64,925	0.6
Number of branches	3,163	(0.5)		3,163	(3.1)
Number of loyal customers (thousands)	10,669	1.3		10,669	4.8
Number of digital customers (thousands)	17,218	2.4		17,218	8.3
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - September 2022	55

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Financial information by segment

Spain				Q
EUR million
		/ Q2'22		/ 9M'21
Underlying income statement	Q3'22%		9M'22%
Net interest income	1,119	10.0	3,134	(0.1)
Net fee income	697	(4.6)	2,172	5.6
Gains (losses) on financial transactions [1]	168	98.8	383	13.9
Other operating income	138	63.9	370	(2.7)
Total income	2,121	10.7	6,058	2.5
Administrative expenses and amortizations	(997)	2.7	(2,941)	(2.4)
Net operating income	1,124	19.0	3,118	7.6
Net loan-loss provisions	(421)	1.4	(1,228)	(27.2)
Other gains (losses) and provisions	(110)	(24.0)	(392)	(10.7)
Profit before tax	593	54.2	1,497	94.0
Tax on profit	(141)	44.6	(393)	79.9
Profit from continuing operations	452	57.4	1,104	99.6
Net profit from discontinued operations	—	—	—	—
Consolidated profit	452	57.4	1,104	99.6
Non-controlling interests	—	—	—	—
Underlying profit attributable to the parent	452	57.3	1,104	99.5

Balance sheet
Loans and advances to customers	268,775	0.9	268,775	8.1
Cash, central banks and credit institutions	156,806	5.3	156,806	24.0
Debt instruments	34,889	10.2	34,889	3.4
Other financial assets	48,523	15.2	48,523	7.2
Other asset accounts	18,486	(0.3)	18,486	(1.4)
Total assets	527,478	3.9	527,478	11.6
Customer deposits	327,358	5.0	327,358	15.0
Central banks and credit institutions	94,144	1.3	94,144	5.9
Marketable debt securities	23,830	(6.7)	23,830	(18.0)
Other financial liabilities	55,131	7.4	55,131	20.3
Other liabilities accounts	6,692	12.0	6,692	42.1
Total liabilities	507,155	4.0	507,155	11.9
Total equity	20,324	1.5	20,324	3.5

Memorandum items:
Gross loans and advances to customers [2]	257,396	1.6	257,396	6.8
Customer funds	391,002	3.8	391,002	8.5
Customer deposits [3]	319,476	5.5	319,476	13.2
Mutual funds	71,526	(3.5)	71,526	(8.5)

Ratios (%), operating means and customers
Underlying RoTE	9.16	3.39	7.46	3.42
Efficiency ratio	47.0	(3.7)	48.5	(2.4)
NPL ratio	3.69	(0.15)	3.69	(1.18)
Total coverage ratio	49.3	(0.1)	49.3	(0.2)
Number of employees	26,674	1.5	26,674	4.1
Number of branches	1,914	(0.4)	1,914	(1.9)
Number of loyal customers (thousands)	2,967	3.0	2,967	7.8
Number of digital customers (thousands)	5,789	1.6	5,789	9.3
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

56	January - September 2022

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Financial information by segment

United Kingdom						Q
EUR million
		/	Q2'22		/	9M'21
Underlying income statement	Q3'22%		% excl. FX	9M'22%		% excl. FX
Net interest income	1,277	4.1	5.0	3,695	14.3	12.1
Net fee income	93	(15.3)	(14.3)	295	(16.1)	(17.7)
Gains (losses) on financial transactions [1]	27	319.1	319.8	39	—	—
Other operating income	1	—	—	1	(53.2)	(54.1)
Total income	1,397	4.1	5.0	4,031	12.3	10.1
Administrative expenses and amortizations	(660)	(2.5)	(1.6)	(2,008)	3.7	1.7
Net operating income	738	10.8	11.8	2,023	22.5	20.1
Net loan-loss provisions	(109)	47.4	48.4	(234)	—	—
Other gains (losses) and provisions	(88)	(11.0)	(10.0)	(253)	91.6	87.9
Profit before tax	540	9.7	10.7	1,535	(3.2)	(5.1)
Tax on profit	(138)	4.8	5.8	(397)	(14.9)	(16.6)
Profit from continuing operations	402	11.5	12.5	1,138	1.6	(0.3)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	402	11.5	12.5	1,138	1.6	(0.3)
Non-controlling interests	—	—	—	—	—	—
Underlying profit attributable to the parent	402	11.5	12.5	1,138	1.6	(0.3)

Balance sheet
Loans and advances to customers	256,914	(1.0)	1.1	256,914	(1.9)	0.4
Cash, central banks and credit institutions	68,554	5.0	7.2	68,554	13.7	16.3
Debt instruments	6,344	2.7	4.9	6,344	(21.0)	(19.2)
Other financial assets	873	51.9	55.2	873	61.3	65.1
Other asset accounts	4,208	(20.1)	(18.4)	4,208	(31.7)	(30.1)
Total assets	336,893	—	2.1	336,893	—	2.3
Customer deposits	225,842	(1.4)	0.7	225,842	(6.9)	(4.8)
Central banks and credit institutions	48,477	5.4	7.7	48,477	57.8	61.5
Marketable debt securities	44,591	3.4	5.6	44,591	6.6	9.1
Other financial liabilities	3,225	7.1	9.3	3,225	11.4	14.0
Other liabilities accounts	1,532	(19.9)	(18.1)	1,532	(52.3)	(51.2)
Total liabilities	323,667	0.2	2.3	323,667	0.7	3.1
Total equity	13,226	(4.3)	(2.2)	13,226	(15.0)	(13.0)

Memorandum items:
Gross loans and advances to customers [2]	248,403	(1.0)	1.1	248,403	1.9	4.3
Customer funds	224,440	(1.8)	0.3	224,440	(4.1)	(1.9)
Customer deposits [3]	217,519	(1.6)	0.5	217,519	(3.5)	(1.2)
Mutual funds	6,921	(8.4)	(6.5)	6,921	(19.8)	(17.9)

Ratios (%), operating means and customers
Underlying RoTE	12.47	1.81		11.31	0.02
Efficiency ratio	47.2	(3.2)		49.8	(4.2)
NPL ratio	1.16	(0.01)		1.16	(0.11)
Total coverage ratio	32.4	(0.5)		32.4	(4.1)
Number of employees	20,818	2.5		20,818	(3.0)
Number of branches	449	(0.2)		449	(0.2)
Number of loyal customers (thousands)	4,464	—		4,464	2.0
Number of digital customers (thousands)	6,956	2.8		6,956	6.5
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - September 2022	57

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Financial information by segment

Portugal				Q
EUR million
		/ Q2'22		/ 9M'21
Underlying income statement	Q3'22%		9M'22%
Net interest income	175	2.7	516	(5.8)
Net fee income	121	(1.2)	366	12.7
Gains (losses) on financial transactions [1]	10	(28.0)	54	(64.3)
Other operating income	13	—	(3)	(10.9)
Total income	320	13.9	933	(8.6)
Administrative expenses and amortizations	(125)	0.2	(376)	(12.4)
Net operating income	194	25.0	557	(5.8)
Net loan-loss provisions	2	—	(9)	(90.2)
Other gains (losses) and provisions	1	—	(24)	(9.0)
Profit before tax	196	74.7	524	11.3
Tax on profit	(61)	74.9	(162)	11.0
Profit from continuing operations	136	74.6	361	11.4
Net profit from discontinued operations	—	—	—	—
Consolidated profit	136	74.6	361	11.4
Non-controlling interests	—	29.3	(1)	44.0
Underlying profit attributable to the parent	135	74.8	360	11.4

Balance sheet
Loans and advances to customers	39,637	0.2	39,637	1.2
Cash, central banks and credit institutions	11,188	(4.6)	11,188	21.9
Debt instruments	7,779	(2.6)	7,779	(11.1)
Other financial assets	1,328	(4.5)	1,328	(15.2)
Other asset accounts	1,542	9.7	1,542	16.0
Total assets	61,473	(1.0)	61,473	2.5
Customer deposits	42,944	(1.9)	42,944	2.7
Central banks and credit institutions	10,344	1.7	10,344	8.9
Marketable debt securities	3,335	23.6	3,335	25.8
Other financial liabilities	444	55.9	444	103.8
Other liabilities accounts	1,234	(7.0)	1,234	(26.1)
Total liabilities	58,302	0.1	58,302	4.4
Total equity	3,172	(17.0)	3,172	(23.3)

Memorandum items:
Gross loans and advances to customers [2]	40,566	—	40,566	0.9
Customer funds	46,638	(1.9)	46,638	1.4
Customer deposits [3]	42,944	(1.9)	42,944	2.7
Mutual funds	3,693	(2.3)	3,693	(11.3)

Ratios (%), operating means and customers
Underlying RoTE	16.24	7.93	13.20	2.48
Efficiency ratio	39.3	(5.4)	40.3	(1.7)
NPL ratio	3.03	(0.30)	3.03	(0.41)
Total coverage ratio	76.3	2.0	76.3	0.8
Number of employees	4,953	(0.5)	4,953	(13.3)
Number of branches	385	(0.3)	385	(3.0)
Number of loyal customers (thousands)	908	2.8	908	7.4
Number of digital customers (thousands)	1,073	5.3	1,073	9.4
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

58	January - September 2022

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Financial information by segment

Poland						Q
EUR million
		/	Q2'22		/	9M'21
Underlying income statement	Q3'22%		% excl. FX	9M'22%		% excl. FX
Net interest income	530	9.0	11.0	1,424	98.2	103.6
Net fee income	135	3.9	6.0	403	4.5	7.3
Gains (losses) on financial transactions [1]	25	(43.3)	(41.8)	82	29.9	33.5
Other operating income	(1)	(98.8)	(97.5)	(130)	—	—
Total income	690	19.0	21.1	1,780	53.8	58.0
Administrative expenses and amortizations	(171)	(1.4)	0.6	(510)	5.5	8.4
Net operating income	519	27.7	29.8	1,270	88.5	93.6
Net loan-loss provisions	(88)	(36.5)	(35.0)	(290)	80.3	85.2
Other gains (losses) and provisions	(363)	503.6	508.2	(469)	84.6	89.7
Profit before tax	68	(67.2)	(65.4)	512	97.4	102.8
Tax on profit	(36)	(46.1)	(44.2)	(170)	74.5	79.3
Profit from continuing operations	33	(76.9)	(75.1)	342	111.2	117.0
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	33	(76.9)	(75.1)	342	111.2	117.0
Non-controlling interests	(11)	(76.9)	(75.1)	(113)	114.9	120.8
Underlying profit attributable to the parent	22	(77.0)	(75.2)	229	109.4	115.1

Balance sheet
Loans and advances to customers	29,287	(3.2)	(0.2)	29,287	1.3	6.6
Cash, central banks and credit institutions	8,179	116.4	122.9	8,179	368.4	393.2
Debt instruments	11,460	(11.9)	(9.3)	11,460	(21.5)	(17.3)
Other financial assets	955	13.5	16.9	955	15.9	22.1
Other asset accounts	1,751	2.1	5.2	1,751	37.1	44.4
Total assets	51,632	4.1	7.3	51,632	9.0	14.8
Customer deposits	36,552	—	3.0	36,552	0.8	6.2
Central banks and credit institutions	6,511	40.2	44.4	6,511	221.8	238.9
Marketable debt securities	1,025	31.1	35.1	1,025	(47.3)	(44.5)
Other financial liabilities	1,268	9.3	12.6	1,268	43.3	50.9
Other liabilities accounts	1,526	(5.1)	(2.3)	1,526	26.2	32.9
Total liabilities	46,882	4.8	7.9	46,882	10.8	16.7
Total equity	4,750	(1.8)	1.1	4,750	(6.1)	(1.1)

Memorandum items:
Gross loans and advances to customers [2]	30,076	(2.9)	—	30,076	0.4	5.7
Customer funds	39,513	(0.4)	2.6	39,513	(3.7)	1.4
Customer deposits [3]	36,552	—	3.0	36,552	0.8	6.2
Mutual funds	2,961	(5.3)	(2.5)	2,961	(38.3)	(35.0)

Ratios (%), operating means and customers
Underlying RoTE	3.08	(9.31)		10.12	5.64
Efficiency ratio	24.8	(5.1)		28.6	(13.1)
NPL ratio	3.63	0.18		3.63	(0.71)
Total coverage ratio	74.8	(1.2)		74.8	0.3
Number of employees	10,502	0.3		10,502	2.1
Number of branches	407	(1.5)		407	(11.1)
Number of loyal customers (thousands)	2,329	0.9		2,329	5.6
Number of digital customers (thousands)	3,235	2.0		3,235	10.9
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - September 2022	59

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Financial information by segment

Other Europe
EUR million
		/	Q2'22		/	9M'21
Underlying income statement	Q3'22%		% excl. FX	9M'22%		% excl. FX
Net interest income	77	(3.1)	(6.3)	229	3.5	(1.7)
Net fee income	79	14.7	12.0	205	73.3	58.9
Gains (losses) on financial transactions [1]	(1)	—	—	41	140.0	84.0
Other operating income	8	—	—	(4)	(75.7)	(77.3)
Total income	164	3.7	0.6	471	37.8	27.9
Administrative expenses and amortizations	(179)	13.8	11.7	(462)	39.2	32.2
Net operating income	(15)	—	—	10	(8.3)	(50.8)
Net loan-loss provisions	3	—	—	1	—	—
Other gains (losses) and provisions	(2)	—	—	(3)	125.9	123.9
Profit before tax	(15)	—	—	8	16.3	(48.2)
Tax on profit	3	—	—	(3)	—	—
Profit from continuing operations	(11)	—	—	6	(59.4)	(72.2)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(11)	—	—	6	(59.4)	(72.2)
Non-controlling interests	(1)	—	—	(1)	—	—
Underlying profit attributable to the parent	(13)	—	—	5	(64.2)	(75.4)

Balance sheet
Loans and advances to customers	13,850	2.2	(3.7)	13,850	12.9	(3.7)
Cash, central banks and credit institutions	4,413	(4.9)	(9.7)	4,413	6.8	(9.1)
Debt instruments	7,464	2.1	1.4	7,464	32.0	31.2
Other financial assets	2,738	28.8	21.7	2,738	—	831.0
Other asset accounts	2,211	2.5	(0.6)	2,211	(23.3)	(27.9)
Total assets	30,676	3.0	(1.4)	30,676	22.3	8.5
Customer deposits	5,614	14.2	8.0	5,614	59.7	38.0
Central banks and credit institutions	19,746	(2.5)	(6.2)	19,746	8.8	(3.1)
Marketable debt securities	—	(83.6)	(84.4)	—	(80.9)	(83.7)
Other financial liabilities	2,757	18.7	12.7	2,757	124.0	97.6
Other liabilities accounts	435	32.0	31.0	435	6.7	5.9
Total liabilities	28,552	2.7	(1.7)	28,552	22.5	8.8
Total equity	2,124	7.9	2.2	2,124	20.2	4.7

Memorandum items:
Gross loans and advances to customers [2]	13,868	2.2	(3.7)	13,868	12.9	(3.6)
Customer funds	13,036	1.8	(0.4)	13,036	(1.2)	(5.2)
Customer deposits [3]	5,343	12.7	6.4	5,343	59.9	37.3
Mutual funds	7,693	(4.6)	(4.6)	7,693	(21.9)	(21.9)

Resources
Number of employees	1,978	28.3		1,978	36.9
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

60	January - September 2022

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Financial information by segment

NORTH AMERICA						Q
EUR million
		/	Q2'22		/	9M'21
Underlying income statement	Q3'22%		% excl. FX	9M'22%		% excl. FX
Net interest income	2,619	11.4	5.8	7,102	18.7	5.6
Net fee income	513	3.8	(1.4)	1,450	16.3	3.8
Gains (losses) on financial transactions [1]	4	(90.0)	(98.7)	124	(37.9)	(44.7)
Other operating income	104	3.4	(2.6)	344	(53.1)	(58.4)
Total income	3,240	8.5	3.0	9,021	10.5	(1.7)
Administrative expenses and amortizations	(1,546)	8.0	2.6	(4,239)	17.2	4.5
Net operating income	1,694	9.0	3.4	4,782	5.1	(6.7)
Net loan-loss provisions	(703)	34.3	28.8	(1,666)	52.2	35.6
Other gains (losses) and provisions	(46)	135.7	138.1	(111)	123.6	104.0
Profit before tax	945	(6.5)	(12.3)	3,005	(11.7)	(21.7)
Tax on profit	(239)	4.4	(1.2)	(703)	(9.7)	(19.8)
Profit from continuing operations	706	(9.7)	(15.6)	2,302	(12.3)	(22.3)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	706	(9.7)	(15.6)	2,302	(12.3)	(22.3)
Non-controlling interests	(13)	26.9	21.5	(31)	(92.4)	(93.2)
Underlying profit attributable to the parent	693	(10.2)	(16.0)	2,271	2.4	(9.3)

Balance sheet
Loans and advances to customers	183,998	12.4	5.4	183,998	43.4	20.6
Cash, central banks and credit institutions	40,202	14.3	7.2	40,202	7.9	(9.2)
Debt instruments	44,815	(0.7)	(7.0)	44,815	19.9	0.1
Other financial assets	16,958	21.6	13.9	16,958	55.3	29.4
Other asset accounts	25,120	5.2	(1.2)	25,120	19.4	0.8
Total assets	311,094	10.4	3.5	311,094	32.4	11.2
Customer deposits	168,473	9.1	2.3	168,473	37.1	15.2
Central banks and credit institutions	36,613	18.0	10.5	36,613	44.1	20.4
Marketable debt securities	46,286	13.7	6.7	46,286	15.6	(2.5)
Other financial liabilities	24,563	18.0	10.5	24,563	85.4	54.3
Other liabilities accounts	7,416	9.6	2.8	7,416	22.4	2.8
Total liabilities	283,352	11.7	4.7	283,352	36.5	14.6
Total equity	27,742	(1.3)	(7.4)	27,742	1.7	(14.2)

Memorandum items:
Gross loans and advances to customers [2]	164,773	8.7	1.9	164,773	29.6	9.0
Customer funds	163,570	8.3	1.5	163,570	22.1	2.5
Customer deposits [3]	133,613	8.1	1.4	133,613	23.1	3.4
Mutual funds	29,958	8.9	2.0	29,958	17.7	(1.5)

Ratios (%), operating means and customers
Underlying RoTE	10.33	(1.46)		11.54	(1.46)
Efficiency ratio	47.7	(0.2)		47.0	2.7
NPL ratio	2.79	0.08		2.79	0.23
Total coverage ratio	102.7	(8.7)		102.7	(36.6)
Number of employees	44,500	1.6		44,500	3.2
Number of branches	1,852	(0.4)		1,852	(1.9)
Number of loyal customers (thousands)	4,558	1.8		4,558	8.8
Number of digital customers (thousands)	7,014	0.8		7,014	7.6
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - September 2022	61

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Financial information by segment

United States						Q
EUR million
		/	Q2'22		/	9M'21
Underlying income statement	Q3'22%		% excl. FX	9M'22%		% excl. FX
Net interest income	1,669	11.3	5.4	4,546	15.3	2.4
Net fee income	194	(2.0)	(7.9)	588	(3.0)	(13.9)
Gains (losses) on financial transactions [1]	10	(68.5)	(76.9)	108	(12.6)	(22.4)
Other operating income	129	2.1	(3.8)	425	(49.1)	(54.8)
Total income	2,001	8.0	2.1	5,667	2.9	(8.6)
Administrative expenses and amortizations	(953)	7.9	2.0	(2,635)	12.3	(0.3)
Net operating income	1,048	8.0	2.1	3,032	(4.0)	(14.8)
Net loan-loss provisions	(513)	51.8	45.6	(1,107)	145.9	118.3
Other gains (losses) and provisions	(5)	—	—	(17)	199.7	166.0
Profit before tax	530	(17.2)	(23.1)	1,908	(29.4)	(37.4)
Tax on profit	(131)	(1.7)	(7.6)	(419)	(31.5)	(39.2)
Profit from continuing operations	399	(21.2)	(27.2)	1,489	(28.9)	(36.8)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	399	(21.2)	(27.2)	1,489	(28.9)	(36.8)
Non-controlling interests	—	—	—	—	(100.0)	(100.0)
Underlying profit attributable to the parent	399	(21.2)	(27.2)	1,489	(14.0)	(23.7)

Balance sheet
Loans and advances to customers	140,391	12.6	5.7	140,391	46.3	23.8
Cash, central banks and credit institutions	18,451	(13.7)	(18.9)	18,451	(32.5)	(42.9)
Debt instruments	22,984	3.2	(3.1)	22,984	43.4	21.4
Other financial assets	6,392	9.1	2.5	6,392	58.2	33.9
Other asset accounts	20,100	3.3	(3.0)	20,100	15.1	(2.6)
Total assets	208,318	7.6	1.0	208,318	29.6	9.6
Customer deposits	125,416	10.7	4.0	125,416	43.6	21.5
Central banks and credit institutions	11,604	(21.0)	(25.8)	11,604	(1.1)	(16.3)
Marketable debt securities	36,768	13.2	6.3	36,768	8.7	(8.1)
Other financial liabilities	10,293	19.4	12.1	10,293	153.6	114.6
Other liabilities accounts	4,834	8.6	2.0	4,834	22.8	3.9
Total liabilities	188,915	8.9	2.3	188,915	34.1	13.5
Total equity	19,403	(3.7)	(9.5)	19,403	(2.6)	(17.6)

Memorandum items:
Gross loans and advances to customers [2]	121,218	8.6	2.0	121,218	27.2	7.6
Customer funds	111,301	9.6	3.0	111,301	22.5	3.7
Customer deposits [3]	96,752	9.9	3.2	96,752	25.4	6.1
Mutual funds	14,549	7.7	1.2	14,549	6.2	(10.1)

Ratios (%), operating means and customers
Underlying RoTE	7.82	(2.67)		10.31	(3.57)
Efficiency ratio	47.6	—		46.5	3.9
NPL ratio	2.92	0.29		2.92	0.56
Total coverage ratio	102.8	(18.3)		102.8	(58.7)
Number of employees	14,705	(1.6)		14,705	(5.0)
Number of branches	484	(0.4)		484	(5.8)
Number of loyal customers (thousands)	345	(5.3)		345	(5.5)
Number of digital customers (thousands)	1,034	0.3		1,034	0.2
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

62	January - September 2022

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Financial information by segment

Mexico						Q
EUR million
		/	Q2'22		/	9M'21
Underlying income statement	Q3'22%		% excl. FX	9M'22%		% excl. FX
Net interest income	950	11.4	6.4	2,556	25.1	11.8
Net fee income	303	6.8	1.8	831	34.7	20.3
Gains (losses) on financial transactions [1]	(6)	—	—	16	(79.5)	(81.7)
Other operating income	(31)	2.4	(2.5)	(91)	(3.1)	(13.4)
Total income	1,216	9.1	4.1	3,312	25.3	12.0
Administrative expenses and amortizations	(537)	8.0	3.0	(1,467)	24.7	11.4
Net operating income	679	10.0	5.0	1,845	25.9	12.5
Net loan-loss provisions	(188)	2.3	(2.6)	(555)	(13.8)	(23.0)
Other gains (losses) and provisions	(38)	46.1	41.7	(91)	612.4	536.5
Profit before tax	452	11.1	6.1	1,198	48.2	32.5
Tax on profit	(111)	12.6	7.5	(293)	68.8	50.8
Profit from continuing operations	340	10.6	5.6	906	42.6	27.4
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	340	10.6	5.6	906	42.6	27.4
Non-controlling interests	(12)	15.2	10.1	(32)	(32.4)	(39.6)
Underlying profit attributable to the parent	328	10.5	5.5	874	48.6	32.8

Balance sheet
Loans and advances to customers	43,550	11.6	4.3	43,550	34.5	11.1
Cash, central banks and credit institutions	21,429	58.7	48.2	21,429	121.3	82.8
Debt instruments	21,831	(4.5)	(10.8)	21,831	2.3	(15.5)
Other financial assets	10,350	30.8	22.1	10,350	50.4	24.3
Other asset accounts	4,769	14.1	6.6	4,769	44.5	19.4
Total assets	101,928	16.5	8.8	101,928	38.5	14.4
Customer deposits	42,829	4.4	(2.5)	42,829	20.4	(0.6)
Central banks and credit institutions	24,883	53.5	43.3	24,883	82.4	50.7
Marketable debt securities	9,518	15.8	8.1	9,518	53.8	27.1
Other financial liabilities	14,066	17.0	9.2	14,066	53.8	27.0
Other liabilities accounts	2,521	11.5	4.1	2,521	21.4	0.3
Total liabilities	93,817	17.7	9.9	93,817	40.8	16.3
Total equity	8,111	4.9	(2.0)	8,111	16.8	(3.5)

Memorandum items:
Gross loans and advances to customers [2]	43,492	8.9	1.7	43,492	36.9	13.0
Customer funds	52,040	5.4	(1.6)	52,040	20.7	(0.4)
Customer deposits [3]	36,632	3.5	(3.4)	36,632	16.7	(3.6)
Mutual funds	15,408	10.1	2.8	15,408	31.1	8.3

Ratios (%), operating means and customers
Underlying RoTE	18.17	1.34		16.59	3.33
Efficiency ratio	44.2	(0.4)		44.3	(0.2)
NPL ratio	2.34	(0.61)		2.34	(0.79)
Total coverage ratio	102.7	18.6		102.7	12.6
Number of employees	28,783	1.9		28,783	6.5
Number of branches	1,368	(0.4)		1,368	(0.4)
Number of loyal customers (thousands)	4,214	2.5		4,214	10.2
Number of digital customers (thousands)	5,813	0.9		5,813	9.5
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - September 2022	63

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Financial information by segment

Other North America
EUR million
		/	Q2'22		/	9M'21
Underlying income statement	Q3'22%		% excl. FX	9M'22%		% excl. FX
Net interest income	—	(25.8)	(25.8)	—	(97.2)	(97.2)
Net fee income	17	27.9	27.9	31	29.8	29.8
Gains (losses) on financial transactions [1]	—	(97.0)	(97.0)	1	—	—
Other operating income	6	30.9	30.9	11	—	—
Total income	23	31.9	31.9	42	137.4	137.4
Administrative expenses and amortizations	(56)	8.7	8.6	(137)	45.1	45.1
Net operating income	(33)	(3.1)	(3.2)	(95)	23.7	23.7
Net loan-loss provisions	(2)	21.9	21.9	(3)	—	—
Other gains (losses) and provisions	(2)	400.4	383.1	(3)	(90.5)	(91.2)
Profit before tax	(37)	3.4	3.2	(101)	(6.3)	(8.4)
Tax on profit	3	7.3	6.6	8	49.6	49.6
Profit from continuing operations	(34)	3.0	2.9	(93)	(9.3)	(11.5)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(34)	3.0	2.9	(93)	(9.3)	(11.5)
Non-controlling interests	—	—	—	1	84.7	84.7
Underlying profit attributable to the parent	(34)	6.4	6.2	(92)	(9.5)	(11.7)

Balance sheet
Loans and advances to customers	57	37.1	37.1	57	208.0	208.0
Cash, central banks and credit institutions	323	4.9	4.9	323	34.5	34.5
Debt instruments	—	(35.9)	(35.9)	—	—	—
Other financial assets	216	26.2	26.2	216	—	—
Other asset accounts	252	3.4	3.4	252	(10.9)	(10.9)
Total assets	848	11.0	11.0	848	56.5	56.5
Customer deposits	229	24.6	24.6	229	—	—
Central banks and credit institutions	126	(3.2)	(3.2)	126	247.8	216.1
Marketable debt securities	—	—	—	—	—	—
Other financial liabilities	205	22.7	22.7	205	344.0	344.0
Other liabilities accounts	60	17.4	17.4	60	36.8	36.8
Total liabilities	620	16.5	16.5	620	356.5	344.6
Total equity	228	(1.7)	(1.7)	228	(43.8)	(43.3)

Memorandum items:
Gross loans and advances to customers [2]	62	37.2	37.2	62	235.5	235.5
Customer funds	229	24.6	24.6	229	—	—
Customer deposits [3]	229	24.6	24.6	229	—	—
Mutual funds	—	—	—	—	—	—

Resources
Number of employees	1,012	68.7		1,012	62.2
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

64	January - September 2022

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Financial information by segment

SOUTH AMERICA						Q
EUR million
		/	Q2'22		/	9M'21
Underlying income statement	Q3'22%		% excl. FX	9M'22%		% excl. FX
Net interest income	3,411	0.6	4.5	9,838	19.4	8.4
Net fee income	1,174	1.0	4.5	3,350	22.9	10.9
Gains (losses) on financial transactions [1]	387	1.7	4.9	992	68.4	59.0
Other operating income	(292)	49.8	72.1	(567)	112.2	133.6
Total income	4,680	(1.2)	1.8	13,613	20.6	9.1
Administrative expenses and amortizations	(1,782)	6.8	11.5	(4,935)	26.0	17.3
Net operating income	2,898	(5.6)	(3.5)	8,677	17.7	4.9
Net loan-loss provisions	(1,300)	(2.6)	(2.0)	(3,633)	52.4	34.5
Other gains (losses) and provisions	(107)	(17.6)	(4.0)	(389)	24.5	18.1
Profit before tax	1,491	(7.1)	(4.7)	4,656	(0.5)	(11.1)
Tax on profit	(409)	5.1	8.4	(1,306)	(27.6)	(36.9)
Profit from continuing operations	1,082	(11.0)	(8.7)	3,350	16.5	5.7
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	1,082	(11.0)	(8.7)	3,349	16.5	5.7
Non-controlling interests	(144)	(15.0)	(13.3)	(466)	12.8	5.9
Underlying profit attributable to the parent	938	(10.3)	(8.0)	2,884	17.1	5.6

Balance sheet
Loans and advances to customers	150,809	7.1	4.1	150,809	24.5	11.8
Cash, central banks and credit institutions	56,336	10.3	7.6	56,336	19.8	7.2
Debt instruments	59,346	(0.1)	(2.6)	59,346	14.7	0.9
Other financial assets	27,029	12.4	8.1	27,029	65.6	54.1
Other asset accounts	19,670	4.9	2.1	19,670	24.7	10.6
Total assets	313,190	6.5	3.5	313,190	24.3	11.2
Customer deposits	144,173	7.0	4.5	144,173	18.7	6.6
Central banks and credit institutions	47,483	(0.1)	(3.1)	47,483	3.5	(7.7)
Marketable debt securities	34,740	7.0	3.3	34,740	52.3	35.8
Other financial liabilities	49,998	9.9	6.2	49,998	47.6	31.5
Other liabilities accounts	11,947	10.4	7.0	11,947	48.1	32.2
Total liabilities	288,342	6.4	3.4	288,342	24.2	11.2
Total equity	24,849	8.0	5.3	24,849	25.0	11.7

Memorandum items:
Gross loans and advances to customers [2]	158,670	7.2	4.2	158,670	25.6	12.7
Customer funds	190,756	5.1	2.6	190,756	17.3	5.0
Customer deposits [3]	129,873	4.7	2.3	129,873	16.9	5.7
Mutual funds	60,883	6.1	3.2	60,883	18.2	3.6

Ratios (%), operating means and customers
Underlying RoTE	18.75	(2.68)		20.04	(0.03)
Efficiency ratio	38.1	2.9		36.3	1.6
NPL ratio	5.54	0.16		5.54	1.16
Total coverage ratio	84.7	(2.2)		84.7	(14.0)
Number of employees	76,028	0.6		76,028	8.7
Number of branches	3,754	(0.8)		3,754	(1.0)
Number of loyal customers (thousands)	11,268	1.1		11,268	11.9
Number of digital customers (thousands)	25,357	0.3		25,357	7.7
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - September 2022	65

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Financial information by segment

Brazil						Q
EUR million
		/	Q2'22		/	9M'21
Underlying income statement	Q3'22%		% excl. FX	9M'22%		% excl. FX
Net interest income	2,251	(1.2)	(0.4)	6,672	15.5	(1.3)
Net fee income	812	(5.3)	(5.0)	2,412	19.0	1.7
Gains (losses) on financial transactions [1]	215	(12.1)	(13.8)	551	68.2	43.7
Other operating income	—	(98.9)	(93.3)	36	—	—
Total income	3,278	(2.8)	(2.3)	9,671	19.7	2.3
Administrative expenses and amortizations	(1,058)	3.6	4.4	(3,009)	27.2	8.7
Net operating income	2,220	(5.6)	(5.2)	6,661	16.6	(0.4)
Net loan-loss provisions	(1,150)	(1.1)	(1.2)	(3,165)	59.9	36.6
Other gains (losses) and provisions	(23)	(46.9)	(45.1)	(180)	(15.8)	(28.1)
Profit before tax	1,047	(8.7)	(8.0)	3,316	(5.8)	(19.5)
Tax on profit	(308)	(5.9)	(3.8)	(1,059)	(32.2)	(42.1)
Profit from continuing operations	738	(9.8)	(9.7)	2,257	15.2	(1.5)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	738	(9.8)	(9.7)	2,257	15.2	(1.6)
Non-controlling interests	(76)	(6.2)	(5.8)	(230)	14.5	(2.2)
Underlying profit attributable to the parent	662	(10.2)	(10.1)	2,027	15.3	(1.5)

Balance sheet
Loans and advances to customers	91,788	7.2	3.5	91,788	29.8	8.9
Cash, central banks and credit institutions	42,464	12.6	8.8	42,464	42.0	19.1
Debt instruments	39,873	(3.3)	(6.6)	39,873	4.8	(12.0)
Other financial assets	7,906	(5.2)	(8.5)	7,906	28.0	7.4
Other asset accounts	14,150	5.7	2.1	14,150	27.7	7.1
Total assets	196,182	5.3	1.7	196,182	25.8	5.5
Customer deposits	94,045	8.6	4.9	94,045	27.5	7.0
Central banks and credit institutions	26,145	(5.5)	(8.7)	26,145	(5.9)	(21.0)
Marketable debt securities	24,211	8.3	4.6	24,211	71.0	43.4
Other financial liabilities	29,301	3.7	0.2	29,301	31.4	10.2
Other liabilities accounts	6,203	2.0	(1.5)	6,203	21.0	1.5
Total liabilities	179,904	5.3	1.7	179,904	25.7	5.5
Total equity	16,277	5.9	2.3	16,277	27.0	6.6

Memorandum items:
Gross loans and advances to customers [2]	98,009	7.4	3.7	98,009	31.7	10.5
Customer funds	126,439	3.8	0.3	126,439	21.9	2.2
Customer deposits (3)	79,909	4.2	0.6	79,909	26.0	5.7
Mutual funds	46,530	3.1	(0.4)	46,530	15.3	(3.2)

Ratios (%), operating means and customers
Underlying RoTE	19.10	(2.83)		20.65	(0.94)
Efficiency ratio	32.3	2.0		31.1	1.8
NPL ratio	6.63	0.29		6.63	1.91
Total coverage ratio	89.2	(3.1)		89.2	(22.6)
Number of employees	53,699	(0.1)		53,699	12.2
Number of branches	2,903	(1.1)		2,903	(1.3)
Number of loyal customers (thousands)	8,592	0.7		8,592	14.4
Number of digital customers (thousands)	19,910	0.3		19,910	9.1
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

66	January - September 2022

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Financial information by segment

Chile						Q
EUR million
		/	Q2'22		/	9M'21
Underlying income statement	Q3'22%		% excl. FX	9M'22%		% excl. FX
Net interest income	402	(27.5)	(24.6)	1,440	(2.4)	0.9
Net fee income	120	9.1	12.7	341	15.9	19.9
Gains (losses) on financial transactions [1]	64	30.0	34.3	179	62.9	68.4
Other operating income	(9)	34.5	39.2	(26)	(43.3)	(41.4)
Total income	577	(18.4)	(15.3)	1,934	5.5	9.1
Administrative expenses and amortizations	(248)	(2.7)	0.6	(737)	3.9	7.4
Net operating income	329	(27.2)	(24.2)	1,197	6.5	10.1
Net loan-loss provisions	(85)	(22.8)	(19.9)	(290)	9.3	13.0
Other gains (losses) and provisions	—	(99.4)	(98.5)	(17)	766.5	795.8
Profit before tax	244	(24.6)	(21.5)	889	3.9	7.4
Tax on profit	(17)	(45.7)	(41.9)	(103)	(43.9)	(42.0)
Profit from continuing operations	227	(22.3)	(19.3)	787	16.9	20.8
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	227	(22.3)	(19.3)	787	16.9	20.8
Non-controlling interests	(67)	(24.2)	(21.2)	(235)	11.6	15.4
Underlying profit attributable to the parent	160	(21.5)	(18.5)	551	19.3	23.3

Balance sheet
Loans and advances to customers	42,193	7.5	3.1	42,193	11.5	11.3
Cash, central banks and credit institutions	7,976	9.1	4.6	7,976	(16.7)	(16.8)
Debt instruments	11,397	5.3	0.9	11,397	17.7	17.5
Other financial assets	18,781	21.6	16.6	18,781	89.7	89.4
Other asset accounts	3,478	2.3	(1.9)	3,478	15.5	15.3
Total assets	83,825	10.0	5.5	83,825	19.7	19.5
Customer deposits	29,493	5.3	1.0	29,493	(6.4)	(6.6)
Central banks and credit institutions	15,327	6.2	1.9	15,327	18.8	18.6
Marketable debt securities	9,842	4.2	(0.1)	9,842	18.3	18.0
Other financial liabilities	19,408	21.4	16.4	19,408	81.7	81.3
Other liabilities accounts	4,706	21.8	16.8	4,706	111.1	110.7
Total liabilities	78,776	9.8	5.3	78,776	20.0	19.8
Total equity	5,049	12.4	7.8	5,049	15.6	15.4

Memorandum items:
Gross loans and advances to customers [2]	43,413	7.5	3.1	43,413	11.5	11.3
Customer funds	38,416	9.8	5.3	38,416	(4.4)	(4.5)
Customer deposits [3]	29,381	7.7	3.2	29,381	(6.7)	(6.8)
Mutual funds	9,035	17.4	12.6	9,035	4.0	3.8

Ratios (%), operating means and customers
Underlying RoTE	19.30	(4.64)		21.56	3.12
Efficiency ratio	43.0	6.9		38.1	(0.6)
NPL ratio	4.63	(0.07)		4.63	0.27
Total coverage ratio	60.3	(0.1)		60.3	(3.8)
Number of employees	9,798	(1.2)		9,798	(7.3)
Number of branches	301	(1.6)		301	(9.3)
Number of loyal customers (thousands)	847	3.9		847	5.0
Number of digital customers (thousands)	1,994	1.6		1,994	3.1
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - September 2022	67

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Financial information by segment

Argentina						Q
EUR million
		/	Q2'22		/	9M'21
Underlying income statement	Q3'22%		% excl. FX	9M'22%		% excl. FX
Net interest income	616	42.5	68.5	1,347	91.4	141.6
Net fee income	182	26.9	52.1	445	63.8	106.8
Gains (losses) on financial transactions (1)	79	25.3	50.5	193	78.9	125.9
Other operating income	(284)	57.7	84.6	(573)	260.4	354.9
Total income	592	29.3	54.6	1,413	52.8	92.9
Administrative expenses and amortizations	(333)	27.8	53.1	(809)	46.2	84.6
Net operating income	259	31.3	56.6	604	62.6	105.3
Net loan-loss provisions	(34)	3.7	28.7	(106)	20.0	51.5
Other gains (losses) and provisions	(81)	20.3	44.6	(186)	97.9	149.8
Profit before tax	144	48.2	74.5	312	65.0	108.2
Tax on profit	(56)	402.7	445.5	(78)	671.5	873.9
Profit from continuing operations	88	2.5	26.0	234	30.8	65.1
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	88	2.5	26.0	234	30.8	65.1
Non-controlling interests	—	(5.4)	19.0	(1)	(50.7)	(37.8)
Underlying profit attributable to the parent	88	2.6	26.0	234	31.4	65.8

Balance sheet
Loans and advances to customers	6,317	3.6	14.5	6,317	35.8	71.4
Cash, central banks and credit institutions	3,024	(16.3)	(7.6)	3,024	(26.3)	(6.9)
Debt instruments	5,355	18.7	31.2	5,355	123.7	182.4
Other financial assets	60	71.0	88.9	60	(25.0)	(5.3)
Other asset accounts	1,136	6.9	18.1	1,136	31.3	65.8
Total assets	15,891	3.7	14.6	15,891	31.4	65.9
Customer deposits	11,202	(0.7)	9.7	11,202	26.4	59.6
Central banks and credit institutions	995	38.5	53.0	995	18.9	50.1
Marketable debt securities	164	5.3	16.4	164	161.4	229.9
Other financial liabilities	922	(3.6)	6.5	922	21.0	52.8
Other liabilities accounts	495	23.9	36.9	495	39.0	75.4
Total liabilities	13,779	2.0	12.7	13,779	26.7	59.9
Total equity	2,112	16.7	28.9	2,112	74.0	119.7

Memorandum items:
Gross loans and advances to customers [2]	6,539	3.2	14.0	6,539	32.7	67.5
Customer funds	15,456	4.3	15.2	15,456	37.0	72.9
Customer deposits [3]	11,202	(0.7)	9.7	11,202	26.4	59.6
Mutual funds	4,253	20.1	32.6	4,253	75.4	121.4

Ratios (%), operating means and customers
Underlying RoTE	23.28	0.15		21.82	(3.20)
Efficiency ratio	56.2	(0.7)		57.3	(2.6)
NPL ratio	2.13	(0.34)		2.13	(1.72)
Total coverage ratio	179.0	7.9		179.0	29.7
Number of employees	8,452	(0.7)		8,452	(3.0)
Number of branches	403	(1.0)		403	(1.2)
Number of loyal customers (thousands)	1,659	1.7		1,659	3.4
Number of digital customers (thousands)	2,837	(0.5)		2,837	4.6
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

68	January - September 2022

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Financial information by segment

Other South America
EUR million
		/	Q2'22		/	9M'21
Underlying income statement	Q3'22%		% excl. FX	9M'22%		% excl. FX
Net interest income	142	13.7	10.7	378	31.6	15.1
Net fee income	62	18.0	15.9	152	14.4	2.4
Gains (losses) on financial transactions [1]	28	24.1	23.4	69	58.3	41.7
Other operating income	1	—	—	(5)	(58.7)	(62.6)
Total income	233	17.0	14.6	594	31.4	15.9
Administrative expenses and amortizations	(144)	8.6	7.2	(379)	32.4	21.3
Net operating income	89	33.7	29.3	215	29.7	7.3
Net loan-loss provisions	(30)	7.3	3.2	(71)	41.8	25.2
Other gains (losses) and provisions	(3)	137.7	135.1	(6)	117.7	95.1
Profit before tax	56	49.6	45.7	138	22.3	(1.7)
Tax on profit	(28)	43.8	41.5	(67)	36.0	18.5
Profit from continuing operations	28	55.9	50.5	71	11.7	(15.3)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	28	55.9	50.5	71	11.7	(15.3)
Non-controlling interests	—	—	—	1	63.2	58.3
Underlying profit attributable to the parent	28	48.2	42.5	72	12.0	(15.0)

Balance sheet
Loans and advances to customers	10,512	7.5	7.2	10,512	33.2	16.3
Cash, central banks and credit institutions	2,873	17.9	17.2	2,873	(16.1)	(28.8)
Debt instruments	2,721	(3.6)	(4.9)	2,721	68.1	43.5
Other financial assets	281	28.2	28.0	281	68.0	45.2
Other asset accounts	906	1.2	0.9	906	10.8	3.9
Total assets	17,292	7.0	6.5	17,292	24.2	7.8
Customer deposits	9,433	6.8	5.6	9,433	28.7	7.7
Central banks and credit institutions	5,016	6.6	7.4	5,016	14.9	5.5
Marketable debt securities	523	5.2	3.3	523	97.9	62.0
Other financial liabilities	367	22.9	22.9	367	177.3	151.7
Other liabilities accounts	543	15.5	14.3	543	53.2	31.7
Total liabilities	15,882	7.3	6.7	15,882	27.6	10.4
Total equity	1,411	4.7	4.0	1,411	(4.3)	(14.2)

Memorandum items:
Gross loans and advances to customers [2]	10,710	7.4	7.1	10,710	33.1	16.2
Customer funds	10,446	5.7	4.5	10,446	41.7	18.6
Customer deposits [3]	9,382	6.2	5.1	9,382	28.0	7.2
Mutual funds	1,065	1.5	(0.3)	1,065	—	—

Resources
Number of employees	4,079	19.6		4,079	45.7
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - September 2022	69

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Financial information by segment

DIGITAL CONSUMER BANK						Q
EUR million
		/	Q2'22		/	9M'21
Underlying income statement	Q3'22%		% excl. FX	9M'22%		% excl. FX
Net interest income	1,000	(1.2)	(1.0)	3,032	0.1	(0.3)
Net fee income	204	(6.7)	(6.6)	629	2.0	2.0
Gains (losses) on financial transactions [1]	5	(72.5)	(72.3)	23	250.4	250.6
Other operating income	106	788.2	774.3	204	41.3	36.9
Total income	1,315	4.3	4.4	3,887	2.4	2.0
Administrative expenses and amortizations	(605)	0.4	0.7	(1,853)	2.7	2.4
Net operating income	709	7.8	7.8	2,034	2.2	1.6
Net loan-loss provisions	(142)	1.9	1.9	(429)	(4.4)	(4.7)
Other gains (losses) and provisions	4	—	—	(24)	(80.0)	(79.8)
Profit before tax	572	12.6	12.6	1,581	11.2	10.3
Tax on profit	(146)	18.9	18.9	(379)	10.1	9.6
Profit from continuing operations	426	10.5	10.6	1,203	11.6	10.5
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	426	10.5	10.6	1,203	11.6	10.5
Non-controlling interests	(90)	(5.5)	(5.2)	(295)	9.6	9.5
Underlying profit attributable to the parent	336	15.8	15.9	908	12.2	10.8

Balance sheet
Loans and advances to customers	118,092	1.1	1.8	118,092	5.8	6.8
Cash, central banks and credit institutions	12,978	(10.4)	(9.8)	12,978	(29.2)	(28.6)
Debt instruments	7,683	(1.9)	(1.5)	7,683	50.1	52.1
Other financial assets	198	47.5	48.1	198	332.3	336.6
Other asset accounts	7,962	4.4	4.9	7,962	18.8	19.5
Total assets	146,913	—	0.7	146,913	3.6	4.6
Customer deposits	57,306	(0.4)	0.1	57,306	5.4	6.3
Central banks and credit institutions	40,380	2.6	3.5	40,380	14.3	15.5
Marketable debt securities	30,245	(2.6)	(2.1)	30,245	(11.7)	(11.0)
Other financial liabilities	1,629	(3.5)	(3.0)	1,629	12.6	13.5
Other liabilities accounts	4,755	2.7	3.1	4,755	9.7	10.4
Total liabilities	134,316	—	0.6	134,316	3.5	4.5
Total equity	12,597	0.1	1.1	12,597	4.1	5.6

Memorandum items:
Gross loans and advances to customers [2]	120,598	1.0	1.7	120,598	5.4	6.5
Customer funds	59,527	(0.4)	0.1	59,527	5.1	6.1
Customer deposits [3]	57,306	(0.4)	0.1	57,306	5.4	6.3
Mutual funds	2,221	0.5	0.5	2,221	(0.5)	(0.5)

Ratios (%), operating means and customers
Underlying RoTE	14.12	2.73		12.71	1.16
Efficiency ratio	46.0	(1.8)		47.7	0.1
NPL ratio	2.20	(0.03)		2.20	0.05
Total coverage ratio	95.6	(1.8)		95.6	(17.2)
Number of employees	16,066	1.1		16,066	0.9
Number of branches	365	(1.4)		365	18.5
Number of total customers (thousands)	19,487	0.5		19,487	1.9
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

70	January - September 2022

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Financial information by segment

CORPORATE CENTRE						Q
EUR million
Underlying income statement	Q3'22	Q2'22%		9M'22	9M'21%
Net interest income	(157)	(181)	(13.0)	(510)	(459)	11.2
Net fee income	(2)	2	—	(3)	(15)	(82.2)
Gains (losses) on financial transactions [1]	(252)	(253)	(0.1)	(624)	(145)	330.5
Other operating income	(7)	(15)	(52.7)	(29)	(23)	24.9
Total income	(418)	(446)	(6.2)	(1,165)	(642)	81.5
Administrative expenses and amortizations	(93)	(92)	0.5	(272)	(249)	9.2
Net operating income	(511)	(538)	(5.0)	(1,437)	(891)	61.3
Net loan-loss provisions	2	(4)	—	(4)	(168)	(97.8)
Other gains (losses) and provisions	(35)	(34)	1.1	(117)	(108)	8.0
Profit before tax	(544)	(577)	(5.7)	(1,558)	(1,168)	33.4
Tax on profit	1	(1)	—	(25)	(63)	(59.9)
Profit from continuing operations	(543)	(577)	(5.9)	(1,583)	(1,231)	28.6
Net profit from discontinued operations	—	—	—	—	—	(100.0)
Consolidated profit	(543)	(577)	(5.9)	(1,583)	(1,231)	28.6
Non-controlling interests	—	—	(30.3)	—	(1)	(97.6)
Underlying profit attributable to the parent	(543)	(577)	(5.9)	(1,583)	(1,232)	28.5

Balance sheet
Loans and advances to customers	6,104	7,087	(13.9)	6,104	6,350	(3.9)
Cash, central banks and credit institutions	141,112	108,644	29.9	141,112	81,150	73.9
Debt instruments	8,194	6,928	18.3	8,194	1,423	475.6
Other financial assets	1	522	(99.8)	1	2,157	(100.0)
Other asset accounts	129,286	129,429	(0.1)	129,286	116,606	10.9
Total assets	284,696	252,610	12.7	284,696	207,687	37.1
Customer deposits	538	928	(42.0)	538	1,324	(59.3)
Central banks and credit institutions	83,271	69,730	19.4	83,271	45,798	81.8
Marketable debt securities	100,982	84,309	19.8	100,982	71,720	40.8
Other financial liabilities	1,491	287	419.8	1,491	1,495	(0.3)
Other liabilities accounts	10,483	9,063	15.7	10,483	7,197	45.7
Total liabilities	196,766	164,317	19.7	196,766	127,534	54.3
Total equity	87,931	88,292	(0.4)	87,931	80,154	9.7

Memorandum items:
Gross loans and advances to customers [2]	6,107	7,172	(14.9)	6,107	6,589	(7.3)
Customer funds	538	928	(42.0)	538	1,324	(59.3)
Customer deposits [3]	538	928	(42.0)	538	1,324	(59.3)
Mutual funds	—	—	—	—	—	(100.0)

Resources
Number of employees	1,857	1,811	2.5	1,857	1,710	8.6
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - September 2022	71

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Financial information by segment

RETAIL BANKING						Q
EUR million
		/	Q2'22		/	9M'21
Underlying income statement	Q3'22%		% excl. FX	9M'22%		% excl. FX
Net interest income	9,053	5.0	5.2	25,767	13.9	6.7
Net fee income	1,967	(0.4)	0.5	5,759	9.8	3.8
Gains (losses) on financial transactions [1]	16	(89.5)	(90.5)	222	(61.7)	(63.9)
Other operating income	(37)	(82.2)	(68.9)	(113)	—	—
Total income	10,999	4.4	4.3	31,634	9.2	2.3
Administrative expenses and amortizations	(4,775)	3.2	3.5	(13,800)	8.9	3.7
Net operating income	6,224	5.2	4.9	17,834	9.5	1.2
Net loan-loss provisions	(2,733)	4.3	3.7	(7,465)	31.0	21.6
Other gains (losses) and provisions	(673)	47.7	53.4	(1,554)	20.2	18.1
Profit before tax	2,818	(0.7)	(1.6)	8,815	(5.1)	(13.3)
Tax on profit	(732)	12.6	12.8	(2,231)	(23.0)	(30.5)
Profit from continuing operations	2,086	(4.7)	(5.8)	6,584	2.9	(5.4)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	2,086	(4.7)	(5.8)	6,584	2.9	(5.4)
Non-controlling interests	(186)	(25.9)	(25.0)	(693)	(30.5)	(34.9)
Underlying profit attributable to the parent	1,899	(1.9)	(3.3)	5,891	9.1	(0.1)
(1) Includes exchange differences.

CORPORATE & INVESTMENT BANKING						Q
EUR million
		/	Q2'22		/	9M'21
Underlying income statement	Q3'22%		% excl. FX	9M'22%		% excl. FX
Net interest income	924	(0.4)	0.6	2,637	23.5	17.9
Net fee income	491	(3.0)	(2.8)	1,517	14.8	9.3
Gains (losses) on financial transactions [1]	583	35.9	40.1	1,434	101.9	94.6
Other operating income	(12)	(9.2)	91.1	9	(91.2)	(91.3)
Total income	1,985	7.3	8.2	5,597	31.1	25.4
Administrative expenses and amortizations	(747)	10.9	10.5	(2,035)	19.7	14.5
Net operating income	1,238	5.3	7.0	3,562	38.7	32.7
Net loan-loss provisions	(8)	—	—	14	—	—
Other gains (losses) and provisions	(22)	(39.8)	(40.6)	(77)	656.6	—
Profit before tax	1,208	5.1	6.8	3,499	41.2	34.7
Tax on profit	(323)	(0.5)	(0.2)	(977)	42.5	33.0
Profit from continuing operations	885	7.3	9.5	2,522	40.7	35.4
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	885	7.3	9.5	2,522	40.7	35.4
Non-controlling interests	(52)	(0.4)	1.2	(159)	41.2	31.1
Underlying profit attributable to the parent	833	7.9	10.1	2,364	40.7	35.7
(1) Includes exchange differences.

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Financial information by segment

WEALTH MANAGEMENT & INSURANCE						Q
EUR million
		/	Q2'22		/	9M'21
Underlying income statement	Q3'22%		% excl. FX	9M'22%		% excl. FX
Net interest income	225	22.4	22.3	554	58.5	52.2
Net fee income	327	(2.0)	(2.7)	982	7.8	2.9
Gains (losses) on financial transactions [1]	30	4.4	4.2	88	15.5	11.5
Other operating income	103	15.6	13.2	282	(24.2)	(26.0)
Total income	685	7.8	7.1	1,907	11.6	7.2
Administrative expenses and amortizations	(263)	4.4	3.0	(758)	12.1	6.3
Net operating income	422	10.1	9.7	1,149	11.2	7.8
Net loan-loss provisions	(5)	(44.9)	(46.4)	(13)	(34.1)	(34.5)
Other gains (losses) and provisions	(4)	(53.8)	(53.5)	(17)	—	—
Profit before tax	414	12.8	12.5	1,118	9.4	6.0
Tax on profit	(95)	17.6	17.8	(254)	1.2	(1.5)
Profit from continuing operations	319	11.5	11.0	864	12.1	8.4
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	319	11.5	11.0	864	12.1	8.4
Non-controlling interests	(16)	4.5	6.4	(47)	45.1	39.6
Underlying profit attributable to the parent	302	11.9	11.3	818	10.7	7.1
(1) Includes exchange differences.

PAGONXT						Q
EUR million
		/	Q2'22		/	9M'21
Underlying income statement	Q3'22%		% excl. FX	9M'22%		% excl. FX
Net interest income	6	110.9	109.9	11	—	—
Net fee income	232	4.4	4.0	611	75.1	57.2
Gains (losses) on financial transactions [1]	(4)	76.3	79.4	(5)	390.1	348.3
Other operating income	23	79.6	80.8	38	—	—
Total income	257	9.2	8.9	655	96.4	75.3
Administrative expenses and amortizations	(282)	9.4	9.5	(729)	52.3	44.9
Net operating income	(24)	12.1	16.0	(74)	(49.1)	(43.0)
Net loan-loss provisions	(13)	49.8	50.2	(24)	245.9	194.9
Other gains (losses) and provisions	(12)	365.9	366.4	(16)	(59.4)	(60.2)
Profit before tax	(50)	50.5	51.3	(114)	(40.4)	(35.9)
Tax on profit	(15)	(2.7)	(2.9)	(51)	235.3	139.1
Profit from continuing operations	(64)	33.8	35.6	(165)	(20.2)	(17.2)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(64)	33.8	35.6	(165)	(20.2)	(17.2)
Non-controlling interests	(5)	162.0	161.8	(8)	—	—
Underlying profit attributable to the parent	(69)	38.4	40.0	(173)	(16.2)	(13.1)
(1) Includes exchange differences.

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Alternative performance measures

ALTERNATIVE PERFORMANCE MEASURES (APMs)
In addition to the financial information prepared under IFRS, this consolidated directors’ report contains financial measures that constitute alternative performance measures (‘APMs’) to comply with the guidelines on alternative performance measures issued by the European Securities and Markets Authority on 5 October 2015 and non-IFRS measures.

The financial measures contained in this consolidated directors’ report that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander but are not defined or detailed in the applicable financial information framework or under IFRS and have neither been audited nor reviewed by our auditors.

We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, the way in which Santander defines and calculates these
APMs and non-IFRS measures may differ from the calculations by other companies with similar measures and, therefore, may not be comparable.

The APMs and non-IFRS measures we use in this document can be categorized as follows:

Underlying results
In addition to IFRS results measures, we present some results measures which are non-IFRS measures and which we refer to as underlying measures. These underlying measures allow in our view a better year-on-year comparability as they exclude items outside the ordinary performance of our business which are grouped in the non-IFRS line net capital gains and provisions and are further detailed on page 12 of this report.
In addition, in the section "Financial information by segments", relative to the primary and secondary segments, results are presented on an underlying basis in accordance with IFRS 8, and reconciled on an aggregate basis to our IFRS consolidated results to the consolidated financial statements, which are set out below.

Reconciliation of underlying results to statutory results
EUR million
	January-September 2022
	Underlying results	Adjustments	Statutory results
Net interest income	28,460	—	28,460
Net fee income	8,867	—	8,867
Gains (losses) on financial transactions [1]	1,115	—	1,115
Other operating income	187	(35)	152
Total income	38,629	(35)	38,594
Administrative expenses and amortizations	(17,595)	—	(17,595)
Net operating income	21,034	(35)	20,999
Net loan-loss provisions	(7,491)	(287)	(7,778)
Other gains (losses) and provisions	(1,782)	322	(1,460)
Profit before tax	11,761	—	11,761
Tax on profit	(3,538)	—	(3,538)
Profit from continuing operations	8,223	—	8,223
Net profit from discontinued operations	—	—	—
Consolidated profit	8,223	—	8,223
Non-controlling interests	(907)	—	(907)
Profit attributable to the parent	7,316	—	7,316
(1) Includes exchange differences.

Explanation of adjustments:
Mainly, payment holidays in Poland.

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Alternative performance measures

Reconciliation of underlying results to statutory results
EUR million
	January-September 2021
	Underlying results	Adjustments	Statutory results
Net interest income	24,654	—	24,654
Net fee income	7,810	—	7,810
Gains (losses) on financial transactions [1]	1,220	—	1,220
Other operating income	942	—	942
Total income	34,626	—	34,626
Administrative expenses and amortizations	(15,778)	—	(15,778)
Net operating income	18,848	—	18,848
Net loan-loss provisions	(5,973)	—	(5,973)
Other gains (losses) and provisions	(1,443)	(716)	(2,159)
Profit before tax	11,432	(716)	10,716
Tax on profit	(3,911)	186	(3,725)
Profit from continuing operations	7,521	(530)	6,991
Net profit from discontinued operations	—	—	—
Consolidated profit	7,521	(530)	6,991
Non-controlling interests	(1,142)	—	(1,142)
Profit attributable to the parent	6,379	(530)	5,849
(1) Includes exchange differences.

Explanation of adjustments:
Restructuring costs for a net impact of -EUR 530 million, mainly in the UK and Portugal.

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Alternative performance measures
Profitability and efficiency ratios
The purpose of the profitability and efficiency ratios is to measure the ratio of profit to capital, to tangible capital, to assets and to risk- weighted assets, while the efficiency ratio measures how much general administrative expenses (personnel and other) and amortization costs are needed to generate revenue.
Additionally, the goodwill adjustments have been removed from the RoTE numerator as, since they are not considered in the denominator, we believe this calculation is more correct.

Ratio	Formula	Relevance of the metric
RoE	Profit attributable to the parent	This ratio measures the return that shareholders obtain on the funds invested in the bank and as such measures the company's ability to pay shareholders.
(Return on equity)	Average stockholders’ equity [1] (excl. minority interests)
Underlying RoE	Underlying profit attributable to the parent	This ratio measures the return that shareholders obtain on the funds invested in the bank excluding items outside the ordinary performance of our business.
Average stockholders’ equity [1] (excl. minority interests)
RoTE	Profit attributable to the parent[2]	This indicator is used to evaluate the profitability of the company as a percentage of its tangible equity. It's measured as the return that shareholders receive as a percentage of the funds invested in the entity less intangible assets.
(Return on tangible equity)	Average stockholders' equity [1] (excl. minority interests) - intangible assets
Underlying RoTE	Underlying profit attributable to the parent	This indicator measures the profitability of the tangible equity of a company arising from ordinary activities, i.e. excluding items outside the ordinary performance of our business.
Average stockholders' equity [1] (excl. minority interests) - intangible assets
RoA	Consolidated profit	This metric measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the company's total funds in generating profit.
(Return on assets)	Average total assets
Underlying RoA	Underlying consolidated profit	This metric measures the profitability of a company as a percentage of its total assets, excluding non-recurring results. It is an indicator that reflects the efficiency of the company's total funds in generating underlying profit.
Average total assets
RoRWA	Consolidated profit	The return adjusted for risk is a derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the bank's risk-weighted assets.
(Return on risk weighted assets)	Average risk-weighted assets
Underlying RoRWA	Underlying consolidated profit	This relates the consolidated profit (excluding items outside the ordinary performance of our business) to the bank's risk-weighted assets.
Average risk-weighted assets
Efficiency ratio	Operating expenses [3]	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of funds used to generate the bank's total income.
Total income
(1) Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Profit attributable to the parent + Dividends.
(2) Excluding the adjustment to the valuation of goodwill.
(3) Operating expenses = Administrative expenses + amortizations.

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Alternative performance measures

Profitability and efficiency (1) (2) (3) (4)	Q3'22	Q2'22	9M'22	9M'21
RoE	10.64%	10.44%	10.86%	9.54%
Profit attributable to the parent	9,688	9,404	9,755	7,975
Average stockholders' equity (excluding minority interests)	91,044	90,035	89,854	83,574

Underlying RoE	10.64%	10.44%	10.86%	10.18%
Profit attributable to the parent	9,688	9,404	9,755	7,975
(-) Net capital gains and provisions	—	—	—	-530
Underlying profit attributable to the parent	9,688	9,404	9,755	8,505
Average stockholders' equity (excluding minority interests)	91,044	90,035	89,854	83,574

RoTE	13.38%	13.10%	13.57%	11.82%
Profit attributable to the parent	9,688	9,404	9,755	7,975
(+) Goodwill impairment	—	—	—	—
Profit attributable to the parent (excluding goodwill impairment)	9,688	9,404	9,755	7,975
Average stockholders' equity (excluding minority interests)	91,044	90,035	89,854	83,574
(-) Average intangible assets	18,654	18,255	17,967	16,109
Average stockholders' equity (excl. minority interests) - intangible assets	72,390	71,780	71,887	67,466

Underlying RoTE	13.38%	13.10%	13.57%	12.61%
Profit attributable to the parent	9,688	9,404	9,755	7,975
(-) Net capital gains and provisions	—	—	—	-530
Underlying profit attributableto the parent	9,688	9,404	9,755	8,505
Average stockholders' equity (excl. minority interests) - intangible assets	72,390	71,780	71,887	67,466

RoA	0.61%	0.63%	0.64%	0.61%
Consolidated profit	10,728	10,688	10,964	9,498
Average total assets	1,769,904	1,707,903	1,702,210	1,550,943

Underlying RoA	0.61%	0.63%	0.64%	0.65%
Consolidated profit	10,728	10,688	10,964	9,498
(-) Net capital gains and provisions	—	—	—	-530
Underlying consolidated profit	10,728	10,688	10,964	10,028
Average total assets	1,769,904	1,707,903	1,702,210	1,550,943

RoRWA	1.75%	1.76%	1.82%	1.66%
Consolidated profit	10,728	10,688	10,964	9,498
Average risk-weighted assets	614,670	606,154	603,483	570,653

Underlying RoRWA	1.75%	1.76%	1.82%	1.76%
Consolidated profit	10,728	10,688	10,964	9,498
(-) Net capital gains and provisions	—	—	—	-530
Underlying consolidated profit	10,728	10,688	10,964	10,028
Average risk-weighted assets	614,670	606,154	603,483	570,653

Efficiency ratio	45.6%	46.0%	45.5%	45.6%
Underlying operating expenses	6,160	5,900	17,595	15,778
Operating expenses	6,160	5,900	17,595	15,778
Net capital gains and provisions impact on operating expenses	—	—	—	—
Underlying total income	13,509	12,815	38,629	34,626
Total income	13,474	12,815	38,594	34,626
Net capital gains and provisions impact on total income	35	—	35	—
(1) Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using 4 months' worth of data in the case of quarterly figures (from June to September in Q3 and March to June in Q2) and 10 months in the case of year-to-date (December to September).
(2) For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoE and RoTE is the annualized underlying attributable profit to which said results are added without annualizing.
(3) For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoA and RoRWA is the annualized underlying consolidated profit, to which said results are added without annualizing.
(4) The risk weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

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Alternative performance measures

Efficiency ratio
	9M'22			9M'21
	%	Total income	Operating expenses	%	Total income	Operating expenses
Europe	47.4	13,273	6,296	51.5	12,018	6,192
Spain	48.5	6,058	2,941	51.0	5,909	3,011
United Kingdom	49.8	4,031	2,008	54.0	3,589	1,937
Portugal	40.3	933	376	42.1	1,020	429
Poland	28.6	1,780	510	41.8	1,157	483
North America	47.0	9,021	4,239	44.3	8,166	3,617
US	46.5	5,667	2,635	42.6	5,506	2,346
Mexico	44.3	3,312	1,467	44.5	2,643	1,177
South America	36.3	13,613	4,935	34.7	11,290	3,916
Brazil	31.1	9,671	3,009	29.3	8,079	2,366
Chile	38.1	1,934	737	38.7	1,833	710
Argentina	57.3	1,413	809	59.8	925	554
Digital Consumer Bank	47.7	3,887	1,853	47.6	3,795	1,805

Underlying RoTE
	9M'22			9M'21
	%	Underlying profit attributable to the parent	Average stockholders' equity (excl. minority interests) - intangible assets	%	Underlying profit attributable to the parent	Average stockholders' equity (excl. minority interests) - intangible assets
Europe	9.15	3,783	41,351	7.08	2,828	39,955
Spain	7.46	1,472	19,731	4.04	738	18,258
United Kingdom	11.31	1,517	13,414	11.29	1,493	13,223
Portugal	13.20	481	3,642	10.71	431	4,027
Poland	10.12	306	3,018	4.48	146	3,255
North America	11.54	3,028	26,237	13.00	2,958	22,748
US	10.31	1,986	19,259	13.88	2,310	16,636
Mexico	16.59	1,165	7,022	13.27	784	5,910
South America	20.04	3,845	19,191	20.07	3,283	16,356
Brazil	20.65	2,703	13,085	21.59	2,344	10,853
Chile	21.56	735	3,410	18.44	616	3,343
Argentina	21.82	311	1,428	25.01	237	948
Digital Consumer Bank	12.71	1,210	9,522	11.55	1,078	9,336

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Alternative performance measures
Credit risk indicators
The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.

Ratio	Formula	Relevance of the metric
NPL ratio (Non-performing loans)	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	The NPL ratio is an important variable regarding financial institutions' activity since it gives an indication of the level of risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be credit impaired as a percentage of the total outstanding amount of customer credit and contingent liabilities.
Total Risk [1]

Total coverage ratio	Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	The total coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the credit impaired assets. Therefore it is a good indicator of the entity's solvency against client defaults both present and future.
Credit impaired loans and advances to customers, customer guarantees and customer commitments granted

Cost of risk	Allowances for loan-loss provisions over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan portfolio. As such, it acts as an indicator of credit quality.
Average loans and advances to customers over the last 12 months
(1) Total risk = Total loans and advances and guarantees to customers (including credit impaired assets) + contingent liabilities granted that are credit impaired.

Credit risk (I)	Sep-22	Jun-22	Sep-22	Sep-21
NPL ratio	3.08%	3.05%	3.08%	3.18%
Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	35,600	34,259	35,600	33,046
Gross loans and advances to customers registered under the headings “financial assets measured at amortized cost” and "financial assets designated at fair value through profit or loss" classified in stage 3 (OCI), excluding POCI (Purchased or Originated Credit Impaired) that is currently impaired	33,468	32,100	33,468	31,237
POCI exposure (Purchased or Originated Credit Impaired) that is currently impaired	258	303	258	392
Customer guarantees and customer commitments granted classified in stage 3	1,865	1,846	1,865	1,409
Doubtful exposure of loans and advances to customers at fair value through profit or loss	9	10	9	8
Total risk	1,156,548	1,121,726	1,156,548	1,038,796
Impaired and non-impaired gross loans and advances to customers	1,091,551	1,061,172	1,091,551	982,097
Impaired and non-impaired customer guarantees and customer commitments granted	64,997	60,554	64,997	56,699

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Alternative performance measures

Credit risk (II)	Sep-22	Jun-22	Sep-22	Sep-21
Total coverage ratio	70%	71%	70%	74%
Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	24,813	24,195	24,813	24,462
Total allowances to cover impairment losses on loans and advances to customers measured at amortized cost and designated at fair value through OCI	24,084	23,452	24,084	23,786
Total allowances to cover impairment losses on customer guarantees and customer commitments granted	729	743	729	676
Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	35,600	34,259	35,600	33,046
Gross loans and advances to customers registered under the headings “financial assets measured at amortized cost” and "financial assets designated at fair value through profit or loss" classified in stage 3 (OCI), excluding POCI (Purchased or Originated Credit Impaired) that is currently impaired	33,468	32,100	33,468	31,237
POCI exposure (Purchased or Originated Credit Impaired) that is currently impaired	258	303	258	392
Customer guarantees and customer commitments granted classified in stage 3	1,865	1,846	1,865	1,409
Doubtful exposure of loans and advances to customers at fair value through profit or loss	9	10	9	8

Cost of risk	0.86%	0.83%	0.86%	0.90%
Underlying allowances for loan-loss provisions over the last 12 months	8,954	8,417	8,954	8,584
Allowances for loan-loss provisions over the last 12 months	9,241	8,417	9,241	8,584
Net capital gains and provisions impact in allowances for loan-loss provisions	-287	—	-287	—
Average loans and advances to customers over the last 12 months	1,037,288	1,010,282	1,037,288	956,925

NPL ratio
	9M'22			9M'21
	%	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	Total risk	%	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	Total risk
Europe	2.58	16,918	656,979	3.15	20,088	638,207
Spain	3.69	11,251	305,299	4.86	13,877	285,505
United Kingdom	1.16	3,000	258,402	1.27	3,354	263,747
Portugal	3.03	1,281	42,267	3.44	1,437	41,833
Poland	3.63	1,190	32,795	4.34	1,415	32,586
North America	2.79	5,541	198,786	2.56	3,588	140,314
US	2.92	4,416	150,986	2.36	2,474	104,794
Mexico	2.34	1,118	47,738	3.14	1,114	35,520
South America	5.54	9,627	173,642	4.38	6,095	139,167
Brazil	6.63	7,168	108,078	4.72	3,947	83,610
Chile	4.63	2,147	46,367	4.36	1,801	41,278
Argentina	2.13	141	6,607	3.85	191	4,951
Digital Consumer Bank	2.20	2,659	121,028	2.15	2,469	114,781

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Alternative performance measures

Total coverage ratio
	9M'22			9M'21
	%	Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	%	Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted
Europe	49.7	8,409	16,918	51.1	10,258	20,088
Spain	49.3	5,549	11,251	49.6	6,878	13,877
United Kingdom	32.4	973	3,000	36.6	1,226	3,354
Portugal	76.3	977	1,281	75.5	1,086	1,437
Poland	74.8	890	1,190	74.6	1,055	1,415
North America	102.7	5,691	5,541	139.3	4,999	3,588
US	102.8	4,537	4,416	161.5	3,994	2,474
Mexico	102.7	1,149	1,118	90.1	1,004	1,114
South America	84.7	8,154	9,627	98.8	6,019	6,095
Brazil	89.2	6,395	7,168	111.8	4,412	3,947
Chile	60.3	1,295	2,147	64.1	1,155	1,801
Argentina	179.0	252	141	149.3	285	191
Digital Consumer Bank	95.6	2,543	2,659	112.8	2,785	2,469

Cost of risk
	9M'22			9M'21
	%	Underlying allowances for loan-loss provisions over the last 12 months	Average loans and advances to customers over the last 12 months	%	Underlying allowances for loan-loss provisions over the last 12 months	Average loans and advances to customers over the last 12 months
Europe	0.36	2,176	609,518	0.48	2,805	585,485
Spain	0.71	1,861	263,016	0.97	2,405	248,300
United Kingdom	0.02	56	274,222	0.01	30	216,521
Portugal	-0.12	-48	40,279	0.35	136	39,473
Poland	1.07	329	30,605	0.82	241	29,586
North America	1.12	1,780	158,691	1.46	1,868	128,061
US	0.87	1,076	123,021	1.06	1,011	95,385
Mexico	1.86	702	37,782	2.69	856	31,829
South America	3.11	4,500	144,807	2.52	3,086	122,237
Brazil	4.46	3,900	87,517	3.60	2,519	70,034
Chile	0.87	366	41,884	0.89	360	40,279
Argentina	2.88	158	5,497	3.51	137	3,897
Digital Consumer Bank	0.43	507	117,554	0.57	653	115,012

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Alternative performance measures
Other indicators
The market capitalization indicator provides information on the volume of tangible equity per share. The loan-to-deposit ratio (LTD) identifies the relationship between net customer loans and advances and customer deposits, assessing the proportion of loans and advances granted by the Group that are funded by customer deposits.
The Group also uses gross customer loan magnitudes excluding reverse repurchase agreements (repos) and customer deposits excluding repos. In order to analyse the evolution of the traditional commercial banking business of granting loans and capturing deposits, repos and reverse repos are excluded, as they are mainly treasury business products and highly volatile.

Ratio	Formula	Relevance of the metric
TNAV per share	Tangible book value [1]	This is a very commonly used ratio used to measure the company's accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company's tangible assets.
(Tangible equity net asset value per share)	Number of shares excluding treasury stock

Price / tangible book value per share (X)	Share price	This is one of the most commonly used ratios by market participants for the valuation of listed companies both in absolute terms and relative to other entities. This ratio measures the relationship between the price paid for a company and its accounting equity value.
TNAV per share

LTD ratio	Net loans and advances to customers	This is an indicator of the bank's liquidity. It measures the total (net) loans and advances to customers as a percentage of customer deposits.
(Loan-to-deposit)	Customer deposits

Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.

Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.

PAT + After tax fees paid to SAN (in Wealth Management & Insurance)	Net profit + fees paid from Santander Asset Management and Santander Insurance to Santander, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management & Insurance's total contribution to Grupo Santander profit.
(1) Tangible book value = Stockholders' equity (excl. minority interests) - intangible assets.

Others	Sep-22	Jun-22	Sep-22	Sep-21
TNAV (tangible book value) per share	4.31	4.24	4.31	3.99
Tangible book value	72,235	71,162	72,235	69,142
Number of shares excl. treasury stock (million)	16,773	16,791	16,773	17,331

Price / Tangible book value per share (X)	0.56	0.63	0.56	0.79
Share price (euros)	2.398	2.688	2.398	3.137
TNAV (tangible book value) per share	4.31	4.24	4.31	3.99

Loan-to-deposit ratio	106%	107%	106%	105%
Net loans and advances to customers	1,067,466	1,037,721	1,067,466	958,311
Customer deposits	1,008,800	973,787	1,008,800	909,034

	Q3'22	Q2'22	9M'22	9M'21
PAT + After tax fees paid to SAN (in WM&I) (Constant EUR million)	713	667	1,997	1,880
Profit after tax	315	284	864	797
Net fee income net of tax	397	383	1,132	1,082

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Alternative performance measures

Local currency measures
We make use of certain financial measures in local currency to help in the assessment of our ongoing operating performance. These non-IFRS financial measures include the results of operations of our subsidiary banks located outside the Eurozone, excluding the impact of foreign exchange. Because changes in foreign currency exchange rates do not have an operating impact on the results, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors.
The Group presents, at both the Group level as well as the business unit level, the real changes in the income statement as well as the changes excluding the exchange rate effect, as it considers the latter facilitates analysis, since it enables businesses movements to be identified without taking into account the impact of converting each local currency into euros.
Said variations, excluding the impact of exchange rate movements, are calculated by converting P&L lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for the first nine months of 2022 to all periods contemplated in the analysis.

The Group presents, at both the Group level as well as the business unit level, the changes in euros in the balance sheet as well as the changes excluding the exchange rate effect for loans and advances to customers excluding reverse repos and customer funds (which comprise deposits and mutual funds) excluding repos. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.
These changes excluding the impact of exchange rate movements are calculated by converting loans and advances to customers excluding reverse repos and customer funds excluding repos, into our presentation currency, the euro, applying the closing exchange rate on the last working day of September 2022 to all periods contemplated in the analysis.
The average and period-end exchange rates for the main currencies in which the Group operates are set out in the table below.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	9M'22	9M'21	Sep-22	Jun-22	Sep-21
US dollar	1.062	1.196	0.981	1.045	1.160
Pound sterling	0.847	0.863	0.878	0.860	0.858
Brazilian real	5.440	6.367	5.286	5.473	6.300
Mexican peso	21.506	24.069	19.678	21.073	23.826
Chilean peso	911.870	882.025	939.402	979.495	941.091
Argentine peso	126.972	111.546	144.538	130.825	114.500
Polish zloty	4.670	4.547	4.843	4.702	4.599

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Condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
•CONSOLIDATED BALANCE SHEET
•CONSOLIDATED INCOME STATEMENT
NOTE:    The following financial information for the first nine months of 2022 and 2021 (attached herewith) corresponds to the condensed consolidated financial statements prepared in accordance with the International Financial Reporting Standards.

Interim condensed consolidated balance sheet
EUR million

ASSETS	Sep-22	Dec-21	Sep-21
Cash, cash balances at central banks and other deposits on demand	246,533	210,689	191,035
Financial assets held for trading	179,775	116,953	122,967
Non-trading financial assets mandatorily at fair value through profit or loss	5,788	5,536	5,156
Financial assets designated at fair value through profit or loss	9,674	15,957	36,970
Financial assets at fair value through other comprehensive income	87,915	108,038	109,570
Financial assets at amortized cost	1,173,274	1,037,898	1,011,994
Hedging derivatives	11,586	4,761	5,404
Changes in the fair value of hedged items in portfolio hedges of interest risk	(5,510)	410	991
Investments	7,805	7,525	7,684
Joint ventures entities	2,055	1,692	1,669
Associated entities	5,750	5,833	6,015
Assets under insurance or reinsurance contracts	307	283	257
Tangible assets	35,662	33,321	32,446
Property, plant and equipment	34,553	32,342	31,515
For own-use	13,613	13,259	12,619
Leased out under an operating lease	20,940	19,083	18,896
Investment property	1,109	979	931
Of which : Leased out under an operating lease	848	839	821
Intangible assets	18,789	16,584	16,246
Goodwill	14,138	12,713	12,645
Other intangible assets	4,651	3,871	3,601
Tax assets	29,517	25,196	24,544
Current tax assets	8,222	5,756	5,008
Deferred tax assets	21,295	19,440	19,536
Other assets	10,971	8,595	8,745
Insurance contracts linked to pensions	109	149	157
Inventories	8	6	4
Other	10,854	8,440	8,584
Non-current assets held for sale	3,706	4,089	4,286
TOTAL ASSETS	1,815,792	1,595,835	1,578,295

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Condensed consolidated financial statements

Interim condensed consolidated balance sheet
Financial liabilities at amortized cost

LIABILITIES	Sep-22	Dec-21	Sep-21
Financial liabilities held for trading	132,563	79,469	80,147
Financial liabilities designated at fair value through profit or loss	44,599	32,733	47,900
Financial liabilities at amortized cost	1,493,298	1,349,169	1,317,759
Hedging derivatives	11,372	5,463	5,821
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	(110)	248	402
Liabilities under insurance or reinsurance contracts	777	770	779
Provisions	8,341	9,583	9,815
Pensions and other post-retirement obligations	2,469	3,185	3,337
Other long term employee benefits	991	1,242	1,298
Taxes and other legal contingencies	2,086	1,996	2,025
Contingent liabilities and commitments	729	733	674
Other provisions	2,066	2,427	2,481
Tax liabilities	10,441	8,649	8,516
Current tax liabilities	3,330	2,187	2,269
Deferred tax liabilities	7,111	6,462	6,247
Other liabilities	15,199	12,698	11,532
Liabilities associated with non-current assets held for sale	—	—	—
TOTAL LIABILITIES	1,716,480	1,498,782	1,482,671

EQUITY
Shareholders' equity	123,340	119,649	118,380
Capital	8,397	8,670	8,670
Called up paid capital	8,397	8,670	8,670
Unpaid capital which has been called up	—	—	—
Share premium	46,273	47,979	47,979
Equity instruments issued other than capital	681	658	650
Equity component of the compound financial instrument	—	—	—
Other equity instruments issued	681	658	650
Other equity	176	152	165
Accumulated retained earnings	66,701	60,273	60,273
Revaluation reserves	—	—	—
Other reserves	(5,171)	(4,477)	(4,336)
(-) Own shares	(54)	(894)	(29)
Profit attributable to shareholders of the parent	7,316	8,124	5,849
(-) Interim dividends	(979)	(836)	(841)
Other comprehensive income (loss)	(32,316)	(32,719)	(32,992)
Items not reclassified to profit or loss	(3,999)	(4,241)	(4,522)
Items that may be reclassified to profit or loss	(28,317)	(28,478)	(28,470)
Non-controlling interest	8,288	10,123	10,236
Other comprehensive income	(1,958)	(2,104)	(2,120)
Other items	10,246	12,227	12,356
TOTAL EQUITY	99,312	97,053	95,624
TOTAL LIABILITIES AND EQUITY	1,815,792	1,595,835	1,578,295

MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS
Loan commitments granted	292,313	262,737	252,301
Financial guarantees granted	13,071	10,758	12,069
Other commitments granted	95,887	75,733	78,730

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Condensed consolidated financial statements

Interim condensed consolidated income statement
EUR million

	9M'22	9M'21
Interest income	50,318	33,629
Financial assets at fair value through other comprehensive income	3,211	2,023
Financial assets at amortized cost	42,381	29,397
Other interest income	4,726	2,209
Interest expense	(21,858)	(8,975)
Interest income/ (charges)	28,460	24,654
Dividend income	422	404
Income from companies accounted for using the equity method	501	295
Commission income	11,886	10,132
Commission expense	(3,019)	(2,322)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	326	482
Financial assets at amortized cost	7	95
Other financial assets and liabilities	319	387
Gain or losses on financial assets and liabilities held for trading, net	1,151	729
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	1,151	729
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	1	11
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	1	11
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	965	296
Gain or losses from hedge accounting, net	102	91
Exchange differences, net	(1,430)	(389)
Other operating income	1,068	1,735
Other operating expenses	(1,981)	(1,706)
Income from assets under insurance and reinsurance contracts	2,081	1,114
Expenses from liabilities under insurance and reinsurance contracts	(1,939)	(900)
Total income	38,594	34,626
Administrative expenses	(15,360)	(13,714)
Staff costs	(9,125)	(8,205)
Other general and administrative expenses	(6,235)	(5,509)
Depreciation and amortization	(2,235)	(2,064)
Provisions or reversal of provisions, net	(1,305)	(2,006)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from changes	(7,836)	(6,000)
Financial assets at fair value through other comprehensive income	(6)	(27)
Financial assets at amortized cost	(7,830)	(5,973)
Impairment of investments in subsidiaries, joint ventures and associates, net	—	—
Impairment on non-financial assets, net	(86)	(134)
Tangible assets	(35)	(116)
Intangible assets	(39)	(15)
Others	(12)	(3)
Gain or losses on non-financial assets and investments, net	2	43
Negative goodwill recognized in results	—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	(13)	(35)
Operating profit/(loss) before tax	11,761	10,716
Tax expense or income from continuing operations	(3,538)	(3,725)
Profit/(loss) for the period from continuing operations	8,223	6,991
Profit/( loss) after tax from discontinued operations	—	—
Profit/(loss) for the period	8,223	6,991
Profit attributable to non-controlling interests	907	1,142
Profit/(loss) attributable to the parent	7,316	5,849

Earnings/(losses) per share
Basic	0.41	0.31
Diluted	0.41	0.31

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Glossary

GLOSSARY
•Active customer: Those customers who comply with the minimum balance, income and/or transactionality requirements as defined according to the business area
•ADR: American Depositary Receipt
•ALCO: Assets and Liabilities Committee
•APIs: Application Programming Interface
•APM: Alternative Performance Measures
•APS: Amherst Pierpont Securities
•AuMs: Assets under management
•bn: Billion
•BNPL: Buy now, pay later
•BFG: Bankowy Fundusz Gwarancyjny (Bank Guarantee Fund)
•bps: basis points
•CAL: consumer, assets and liabilities
•CDI: CREST Depository Interest
•CET1: Core equity tier 1
•CHF: Swiss francs
•CIB: Corporate & Investment Banking
•CNMV: Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores)
•CX: Customer experience
•DCB: Digital Consumer Bank
•DGF: Deposit guarantee fund
•Digital customers: Every consumer of a commercial bank’s services who has logged on to their personal online banking and/or mobile banking in the last 30 days
•EBA: European Banking Authority
•ECB: European Central Bank
•EPS: Earnings per share
•ESG: Environmental, Social and Governance
•ESMA: European Securities and Markets Authority
•Fed: Federal Reserve
•Financially empowered people: People (unbanked, underbanked or financially vulnerable), who are given access to the financial system, receive tailored finance and increase their knowledge and resilience through financial education.
•FX: Foreign Exchange
•GDP: Gross Domestic Product
•ICO: Instituto de Crédito Oficial (Official Credit Institution)
•IFRS 9: International Financial Reporting Standard 9, regarding financial instruments
•IMF: International Monetary Fund
•IPO: Initial Public Offering
•LCR: Liquidity Coverage Ratio
•LLPs: Loan-loss provisions
•Loyal customers: Active customers who receive most of their financial services from the Group according to the commercial segment that they belong to. Various engaged customer levels have been defined taking profitability into account
•MDA: Maximum Distribution Amount
•mn: Million
•NII: Net Interest Income
•NPLs: Non-performing loans
•NPS: Net Promoter Score
•PBT: Profit before tax
•PoS: Point of Sale
•pp: percentage points
•PPI: Payment protection insurance
•QoQ: Quarter-on- quarter
•Repos: Repurchase agreements
•RoA: Return on assets
•RoE: Return on equity
•RoRWA: Return on risk-weighted assets
•RoTE: Return on tangible equity
•RWAs: Risk-weighted assets
•SAM: Santander Asset Management
•SBNA: Santander Bank N.A.
•SCF: Santander Consumer Finance
•SCIB: Santander Corporate & Investment Banking
•SC USA: Santander Consumer USA
•SEC: Securities and Exchanges Commission
•SH USA: Santander Holdings USA, Inc.
•SMEs: Small and medium enterprises
•SRF: Single resolution fund
•Switcher: clients who change bank as part of the Current Account Switch Service, in which the new bank is in charge of managing the whole process, free of charge, within 7 working days
•TLAC: The total loss-absorption capacity requirement which is required to be met under the CRD V package
•TLTRO: Targeted longer-term refinancing operations
•TNAV: Tangible net asset value
•UF: Unidad de fomento
•VaR: Value at Risk
•WM&I: Wealth Management & Insurance
•YoY: Year-on-year

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Important Information

IMPORTANT INFORMATION
Non-IFRS and alternative performance measures
This report contains, in addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). These financial measures that qualify as APMs and non-IFRS measures have been calculated with information from the Banco Santander Group; however those financial measures are not defined or detailed in the applicable financial reporting framework nor have been audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for our management and investors to compare operating performance between accounting periods, as these measures exclude items outside the ordinary course performance of our business, which are grouped in the “management adjustment” line and are further detailed in Section 3.2 of the Economic and Financial Review in our Directors’ Report included in our Annual Report on Form 20-F for the year ended 31 December 2021. Nonetheless, these APMs and non-IFRS measures should be considered supplemental information to, and are not meant to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2021 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on 1 March 2022, as updated by the Form 6-K filed with the SEC on 8 April 2022 in order to reflect our new organizational and reporting structure, as well as the section “Alternative performance measures” of the annex to the Banco Santander, S.A. (“Santander”) Q3 2022 Financial Report, published as Inside Information on 26 October 2022. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this report, are non-IFRS measures.
This report also contains statements on emissions and other climate-related performance data, statistics, metrics and/or targets (the “ESG Data”). The ESG Data are not financial data and are non-IFRS data. Such ESG Data are non-audited estimates, continue to evolve and may be based on assumptions believed to be reasonable at the time of preparation, but should not be considered guarantees. The ESG Data is for informational purposes only, is not intended to be comprehensive and does not constitute investment, legal or tax advice.
The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.
Forward-looking statements
Santander advises that this report contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. Found throughout this report, they include (but are not limited to) statements on our future business development, performance, shareholder remuneration policy and ESG Data. However, a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The following important factors, in addition to other factors discussed elsewhere in this report and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC, as well as other unknown or unpredictable factors, could affect our future development and results and could cause materially different outcomes from those anticipated, expected, projected or assumed in forward-looking statements: (1) general economic or industry conditions of areas where we have significant operations or investments (such as a worse economic environment; higher volatility in the capital markets; inflation or deflation; changes in demographics, consumer spending, investment or saving habits; energy prices; and the effects of the war in Ukraine or the COVID-19 pandemic in the global economy); (2) climate-related conditions, regulations, targets and weather events; (3) exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); (4) potential losses from early repayments on our loan and investment portfolio, declines in value of collateral securing our loan portfolio, and counterparty risk; (5) political stability in Spain, the United Kingdom, other European countries, Latin America and the United States; (6) changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of the United Kingdom exit from the European Union and increased regulation in response to financial crises; (7) our ability to integrate successfully our acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and (8) changes in our access to liquidity and funding on acceptable terms, in particular if resulting from credit spreads shifts or downgrade in credit ratings for the entire Santander, the Banco Santander Group or significant subsidiaries.
Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto;

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Important Information
Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives.
Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this report, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law.
No offer
The information contained in this report is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this report. No investment activity should be undertaken on the basis of the information contained in this report. In making this report available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.
Neither this report nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this report is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.
Historical performance is not indicative of future results
Statements about historical performance must not be construed to indicate that future performance, share price or results (including earnings per share) in any future period will necessarily match or exceed those of any prior period. Nothing in this report should be taken as a profit forecast.
Third Party Information
In this report, Santander relies on and refers to certain information and statistics obtained from publicly-available information and third-party sources, which it believes to be reliable. Neither Santander nor its directors, officers and employees have independently verified the accuracy or completeness of any such publicly-available and third-party information, make any representation or warranty as to the quality, fitness for a particular purpose, non-infringement, accuracy or completeness of such information or undertake any obligation to update such information after the date of this report. In no event shall Santander be liable for any use by any party of, for any decision made or action taken by any party in reliance upon, or for inaccuracies or errors in, or omission from, such publicly-available and third-party information contained herein. Any sources of publicly-available information and third-party information referred or contained herein retain all rights with respect to such information and use of such information herein shall not be deemed to grant a license to any third party.

This document is a translation of a document originally issued in Spanish. Should there be any discrepancies between the English and the Spanish versions, only the original Spanish version should be binding.

January - September 2022	89

Investor Relations

Ciudad Grupo Santander
Edificio Pereda, 2nd floor
Avda de Cantabria s/n
28660 Boadilla del Monte
Madrid (España)
Tel: +34 91 259 65 14 / +34 91 259 65 20
Fax: 91 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office:
Paseo Pereda 9-12, Santander (Spain)
Tel: +34 (942) 20 61 00

Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria s/n
28660 Boadilla del Monte, Madrid (Spain)

Santander

santander.com

INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Banco Santander, S.A.
and companies composing
Santander Group

Interim Condensed Consolidated
Financial Statements for the
nine-month
period ended 30 September 2022

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain
(see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
GRUPO SANTANDER
CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 30 SEPTEMBER 2022 AND 31 DECEMBER 2021
(EUR million)

ASSETS	Note	30-09-2022	31-12-2021 (*)
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND		246,533	210,689

FINANCIAL ASSETS HELD FOR TRADING	5	179,775	116,953
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	5	5,788	5,536
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	5	9,674	15,957
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	5	87,915	108,038
FINANCIAL ASSETS AT AMORTISED COST	5	1,173,274	1,037,898
HEDGING DERIVATIVES		11,586	4,761

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RISK		(5,510)	410

INVESTMENTS		7,805	7,525
Joint venture entities		2,055	1,692
Associated entities		5,750	5,833

ASSETS UNDER INSURANCE OR REINSURANCE CONTRACTS		307	283

TANGIBLE ASSETS	7	35,662	33,321
Property, plant and equipment		34,553	32,342
For own-use		13,613	13,259
Leased out under an operating lease		20,940	19,083
Investment properties		1,109	979
Of which : Leased out under an operating lease		848	839
INTANGIBLE ASSETS		18,789	16,584
Goodwill	8	14,138	12,713
Other intangible assets		4,651	3,871

TAX ASSETS		29,517	25,196
Current tax assets		8,222	5,756
Deferred tax assets		21,295	19,440

OTHER ASSETS		10,971	8,595
Insurance contracts linked to pensions		109	149
Inventories		8	6
Other		10,854	8,440

NON-CURRENT ASSETS HELD FOR SALE	6	3,706	4,089
TOTAL ASSETS		1,815,792	1,595,835
(*)Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at 30 September 2022.

January - September 2022	93

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain
(see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
GRUPO SANTANDER
CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 30 SEPTEMBER 2022 AND 31 DECEMBER 2021
(EUR million)

LIABILITIES	Note	30-09-2022	31-12-2021 (*)

FINANCIAL LIABILITIES HELD FOR TRADING	9	132,563	79,469

FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	9	44,599	32,733
FINANCIAL LIABILITIES AT AMORTISED COST	9	1,493,298	1,349,169
HEDGING DERIVATIVES		11,372	5,463

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		(110)	248

LIABILITIES UNDER INSURANCE OR REINSURANCE CONTRACTS		777	770

PROVISIONS		8,341	9,583
Pension and other post-retirement obligations	10	2,469	3,185
Other long term employee benefits	10	991	1,242
Taxes and other legal contingencies	10	2,086	1,996
Contingent liabilities and commitments	14	729	733
Other provisions	10	2,066	2,427
TAX LIABILITIES		10,441	8,649
Current tax liabilities		3,330	2,187
Deferred tax liabilities		7,111	6,462

OTHER LIABILITIES		15,199	12,698

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		—	—
TOTAL LIABILITIES		1,716,480	1,498,782

SHAREHOLDERS´ EQUITY		123,340	119,649

CAPITAL	11	8,397	8,670
Called up paid capital		8,397	8,670
Unpaid capital which has been called up		—	—
SHARE PREMIUM		46,273	47,979
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		681	658
Equity component of the compound financial instrument		—	—
Other equity instruments issued		681	658
OTHER EQUITY		176	152
ACCUMULATED RETAINED EARNINGS		66,701	60,273
REVALUATION RESERVES		—	—
OTHER RESERVES		(5,171)	(4,477)
(-) OWN SHARES		(54)	(894)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT	3	7,316	8,124
(-) INTERIM DIVIDENDS		(979)	(836)

OTHER COMPREHENSIVE INCOME (LOSS)	11	(32,316)	(32,719)

ITEMS NOT RECLASSIFIED TO PROFIT OR LOSS		(3,999)	(4,241)

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS		(28,317)	(28,478)

NON-CONTROLLING INTEREST		8,288	10,123
Other comprehensive income		(1,958)	(2,104)
Other items		10,246	12,227
TOTAL EQUITY		99,312	97,053
TOTAL LIABILITIES AND EQUITY		1,815,792	1,595,835
MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS	14
Loan commitments granted		292,313	262,737
Financial guarantees granted		13,071	10,758
Other commitments granted		95,887	75,733
(*)Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at 30 September 2022.

94	January - September 2022

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain
(see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
GRUPO SANTANDER
CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2022 AND 2021
(EUR million)

		(Debit) / Credit
	Note	01-01-2022 to 30-09-2022	01-01-2021 to 30-09-2021 (*)
Interest income		50,318	33,629
Financial assets at fair value through other comprehensive income		3,211	2,023
Financial assets at amortised cost		42,381	29,397
Other interest income		4,726	2,209
Interest expense		(21,858)	(8,975)
Interest income/ (charges)		28,460	24,654
Dividend income		422	404
Income from companies accounted for using the equity method		501	295
Commission income		11,886	10,132
Commission expense		(3,019)	(2,322)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net		326	482
Financial assets at amortised cost		7	95
Other financial assets and liabilities		319	387
Gain or losses on financial assets and liabilities held for trading, net		1,151	729
Reclassification of financial assets at fair value through other comprehensive income		—	—
Reclassification of financial assets at amortized cost		—	—
Other gains (losses)		1,151	729
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss		1	11
Reclassification of financial assets at fair value through other comprehensive income		—	—
Reclassification of financial assets at amortized cost		—	—
Other gains (losses)		1	11
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net		965	296
Gain or losses from hedge accounting, net		102	91
Exchange differences, net		(1,430)	(389)
Other operating income		1,068	1,735
Other operating expenses		(1,981)	(1,706)
Income from assets under insurance and reinsurance contracts		2,081	1,114
Expenses from liabilities under insurance and reinsurance contracts		(1,939)	(900)
Total income		38,594	34,626
Administrative expenses		(15,360)	(13,714)
Staff costs		(9,125)	(8,205)
Other general and administrative expenses		(6,235)	(5,509)
Depreciation and amortisation cost		(2,235)	(2,064)
Provisions or reversal of provisions, net		(1,305)	(2,006)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from changes		(7,836)	(6,000)
Financial assets at fair value through other comprehensive income		(6)	(27)
Financial assets at amortised cost	5	(7,830)	(5,973)
Impairment of investments in subsidiaries, joint ventures and associates, net		—	—
Impairment on non-financial assets, net		(86)	(134)
Tangible assets	7	(35)	(116)
Intangible assets		(39)	(15)
Others		(12)	(3)
Gain or losses on non financial assets and investments, net		2	43
Negative goodwill recognised in results		—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	6	(13)	(35)
Operating profit/(loss) before tax		11,761	10,716
Tax expense or income from continuing operations		(3,538)	(3,725)
Profit/(loss) for the period from continuing operations		8,223	6,991
Profit/( loss) after tax from discontinued operations		—	—
Profit/(loss) for the period		8,223	6,991
Profit attributable to non-controlling interests		907	1,142
Profit/(loss) attributable to the parent		7,316	5,849
Earnings/(losses) per share	3
Basic		0.41	0.31
Diluted		0.41	0.31
(*)Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated income statement for the nine-month period ended 30 September 2022.

January - September 2022	95

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain
(see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
GRUPO SANTANDER
CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE
FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2022 AND 2021
(EUR million)

		(Debit) / Credit
	Note	01-01-2022 to 30-09-2022	01-01-2021 to 30-09-2021 (*)
CONSOLIDATED PROFIT/(LOSS) FOR THE PERIOD		8,223	6,991
OTHER RECOGNISED INCOME AND EXPENSE		556	(584)
Items that will not be reclassified to profit or loss	11	242	416
Actuarial gains and losses on defined benefit pension plans		624	1,016
Non-current assets held for sale		—	—
Other recognised income and expense of investments in subsidiaries, joint ventures and associates		3	(6)
Changes in the fair value of equity instruments measured at fair value through other comprehensive income		(449)	(131)
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net		—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)		48	79
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)		(48)	(79)
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		242	(125)
Income tax relating to items that will not be reclassified		(178)	(338)
Items that may be reclassified to profit or loss	11	314	(1,000)
Hedges of net investments in foreign operations (effective portion)	11	(2,743)	(771)
Revaluation gains (losses)		(2,743)	(771)
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Exchange differences	11	6,849	1,895
Revaluation gains (losses)		6,849	1,895
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Cash flow hedges (effective portion)		(3,354)	(593)
Revaluation gains (losses)		(438)	(830)
Amounts transferred to income statement		(2,916)	237
Transferred to initial carrying amount of hedged items		—	—
Other reclassifications		—	—
Hedging instruments (items not designated)		—	—
Revaluation gains (losses)		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Debt instruments at fair value with changes in other comprehensive income		(2,252)	(2,564)
Revaluation gains (losses)		(2,745)	(2,169)
Amounts transferred to income statement		(304)	(395)
Other reclassifications		797	—
Non-current assets held for sale		—	—
Revaluation gains (losses)		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Share of other recognised income and expense of investments		168	14
Income tax relating to items that may be reclassified to profit or loss		1,646	1,019
Total recognised income and expenses for the year		8,779	6,407
Attributable to non-controlling interests		1,056	828
Attributable to the parent		7,723	5,579
(*)Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognised income and expense for the nine month-period ended 30 September 2022.

96	January - September 2022

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain
(see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
GRUPO SANTANDER
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE NINE MONTH PERIOD ENDED 30 SEPTEMBER 2022 AND 2021
(EUR million)

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Non-Controlling interest		Total
												Other comprehensive income	Other items
Balance as at 31-12-2021 (*)	8,670	47,979	658	152	60,273	—	(4,477)	(894)	8,124	(836)	(32,719)	(2,104)	12,227	97,053
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Opening balance as at 01-01-2022 (*)	8,670	47,979	658	152	60,273	—	(4,477)	(894)	8,124	(836)	(32,719)	(2,104)	12,227	97,053
Total recognised income and expense	—	—	—	—	—	—	—	—	7,316	—	407	149	907	8,779
Other changes in equity	(273)	(1,706)	23	24	6,428	—	(694)	840	(8,124)	(143)	(4)	(3)	(2,888)	(6,520)
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	(756)	(756)
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	(273)	(1,706)	—	—	—	—	273	1,706	—	—	—	—	—	—
Dividends	—	—	—	—	(869)	—	—	—	—	(979)	—	—	(415)	(2,263)
Purchase of equity instruments	—	—	—	—	—	—	—	(1,260)	—	—	—	—	—	(1,260)
Disposal of equity instruments	—	—	—	—	—	—	6	394	—	—	—	—	—	400
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	7,297	—	(5)	—	(8,124)	836	(4)	(3)	3	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	31	31
Share-based payment	—	—	—	(58)	—	—	—	—	—	—	—	—	—	(58)
Others increases or (-) decreases of the equity	—	—	23	82	—	—	(968)	—	—	—	—	—	(1,751)	(2,614)
Balance as at 30-09-2022	8,397	46,273	681	176	66,701	—	(5,171)	(54)	7,316	(979)	(32,316)	(1,958)	10,246	99,312
(*)Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the nine-month period ended 30 September 2022.

January - September 2022	97

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain
(see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
GRUPO SANTANDER

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE NINE MONTH PERIOD ENDED 30 SEPTEMBER 2022 AND 2021
(EUR million)

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Non-Controlling interest		Total
												Other comprehensive income	Other items
Balance as at 31-12-2020 (*)	8,670	52,013	627	163	65,583	—	(3,596)	(69)	(8,771)	—	(33,144)	(1,800)	11,646	91,322
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Opening balance as at 01-01-2021 (*)	8,670	52,013	627	163	65,583	—	(3,596)	(69)	(8,771)	—	(33,144)	(1,800)	11,646	91,322
Total recognised income and expense	—	—	—	—	—	—	—	—	5,849	—	(270)	(314)	1,142	6,407
Other changes in equity	—	(4,034)	23	2	(5,310)	—	(740)	40	8,771	(841)	422	(6)	(432)	(2,105)
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	17	17
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividends	—	(477)	—	—	—	—	—	—	—	(841)	—	—	(458)	(1,776)
Purchase of equity instruments	—	—	—	—	—	—	—	(550)	—	—	—	—	—	(550)
Disposal of equity instruments	—	—	—	—	—	—	18	590	—	—	—	—	—	608
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	(3,557)	—	—	(5,310)	—	(326)	—	8,771	—	422	(6)	6	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share-based payment	—	—	—	(55)	—	—	—	—	—	—	—	—	—	(55)
Others increases or (-) decreases of the equity	—	—	23	57	—	—	(432)	—	—	—	—	—	3	(349)
Balance as at 30-09-2021 (*)	8,670	47,979	650	165	60,273	—	(4,336)	(29)	5,849	(841)	(32,992)	(2,120)	12,356	95,624
(*)Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the nine-month period ended 30 September 2022.

98	January - September 2022

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain
(see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
GRUPO SANTANDER
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTH PERIOD ENDED 30 SEPTEMBER 2022 AND 2021
(EUR million)

	Note	30-09-2022	30-09-2021 (*)
A. CASH FLOWS FROM OPERATING ACTIVITIES		42,778	37,026
Profit/(loss) for the period		8,223	6,991
Adjustments made to obtain the cash flows from operating activities		17,250	16,447
Depreciation and amortisation cost		2,234	2,064
Other adjustments		15,016	14,383
Net increase/(decrease) in operating assets		139,857	27,907
Financial assets held-for-trading		51,458	8,060
Non-trading financial assets mandatorily at fair value through profit or loss		122	593
Financial assets at fair value through profit or loss		(6,605)	(11,707)
Financial assets at fair value through other comprehensive income		(21,696)	(8,342)
Financial assets at amortised cost		105,617	45,475
Other operating assets		10,961	(6,172)
Net increase/(decrease) in operating liabilities		160,457	43,994
Financial liabilities held-for-trading		45,260	(744)
Financial liabilities designated at fair value through profit or loss		13,830	820
Financial liabilities at amortised cost		97,097	50,102
Other operating liabilities		4,270	(6,184)
Income tax recovered/(paid)		(3,295)	(2,499)
B. CASH FLOWS FROM INVESTING ACTIVITIES		(2,597)	(2,381)
Payments		8,707	5,854
Tangible assets	7	6,640	4,846
Intangible assets		1,114	879
Investments		109	58
Subsidiaries and other business units	2	844	71
Non-current assets held for sale and associated liabilities		—	—
Other payments related to investing activities		—	—
Proceeds		6,110	3,473
Tangible assets	7	4,345	2,520
Intangible assets		—	—
Investments		267	317
Subsidiaries and other business units		729	4
Non-current assets held for sale and associated liabilities	6	769	632
Other proceeds related to investing activities		—	—
C. CASH FLOW FROM FINANCING ACTIVITIES		(7,991)	(1,187)
Payments		8,521	4,413
Dividends	3	869	477
Subordinated liabilities		2,221	2,357
Redemption of own equity instruments		—	—
Acquisition of own equity instruments		1,260	550
Other payments related to financing activities		4,171	1,029
Proceeds		530	3,226
Subordinated liabilities		118	2,583
Issuance of own equity instruments	11	—	—
Disposal of own equity instruments		403	615
Other proceeds related to financing activities		9	28
D. EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		3,654	3,738
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		35,844	37,196
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		210,689	153,839
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		246,533	191,035
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		8,598	7,242
Cash equivalents at central banks		225,158	169,381
Other financial assets		12,777	14,412
Less: Bank overdrafts refundable on demand		—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		246,533	191,035
In which: restricted cash		—	—
(*)Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognised income and expense for the nine-month period ended 30 September 2022.

January - September 2022	99

Banco Santander, S.A. and Companies composing Grupo Santander

Explanatory notes to the interim condensed consolidated financial statements for the first nine months ended 30 September 2022.
1.    Introduction, basis of presentation of the interim condensed consolidated financial statements and other information
a)    Introduction
Banco Santander, S.A. ('the parent' or 'Banco Santander') is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information of the Bank can be consulted at its registered office at Paseo de Pereda 9 -12, Santander.
In addition to the operations carried on directly by it, Banco Santander is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Grupo Santander ('Santander' or 'The Group').
Grupo Santander's interim condensed consolidated financial statements ('interim financial statements') for the nine-month period ended 30 September 2022 were authorised and approved by Grupo Santander's directors at the board of directors meeting held on 25 October 2022. Grupo Santander's consolidated annual accounts for year 2021 were approved by shareholders at Banco Santander annual general meeting on 1 April 2022.
b)    Basis of presentation of the interim financial statements
Under Regulation (EC) n.º 1606/2002 of the European Parliament and of the Council of 19 July 2002 all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after 1 January, 2005 in conformity with the International Financial Reporting Standards ('IFRS') previously adopted by the European Union ('EU-IFRS'). In order to adapt the accounting system of Spanish credit institutions with the principles and criteria established by the IFRS adopted by the European Union ('EU-IFRS'), the Bank of Spain published circular 4/2017, dated 27 November 2017, and subsequent changes, on Public and Confidential Financial Reporting Standards and Financial Statement Formats.
The consolidated annual accounts for 2021 were authorised at the board of directors meeting on 24 February 2022 in compliance with International Financial Reporting Standards as adopted by the European Union, taking into account Bank of Spain Circular 4/2017, and subsequent modifications, using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated annual accounts and, accordingly, they presented fairly Grupo Santander’s consolidated equity and consolidated financial position at 31 December 2021 and the consolidated results of its operations, and the consolidated cash flows in 2021. The aforementioned consolidated annual accounts, which are included in Grupo Santander’s Form 6-K filed with the U.S. Securities and Exchange Commission on 8 April 2022, and these interim financial statements are also in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board ('IFRS-IASB', and together with EU-IFRS, 'IFRS').
These interim financial statements were prepared and are presented in accordance with International Accounting Standard (IAS 34), Interim Financial Reporting, for the preparation of interim financial statements and contains disclosures relating to the first nine months of 2022.
In accordance with IAS 34, the interim financial statements are intended only to provide an update on the content of the latest consolidated annual accounts authorised for issue, focusing on new activities, events and circumstances occurring during the first nine months, and does not duplicate information previously reported in the latest consolidated annual accounts. Consequently, these interim financial statements do not include all the information that would be required for a complete set of consolidated annual accounts prepared in accordance with IFRS and, accordingly, for a proper comprehension of the information included in these interim financial statements, they should be read together with Grupo Santander’s consolidated annual accounts for the year ended 31 December 2021.
Grupo Santander policies include presenting the interim financial statements for its use in the different markets using the Euro as its presentation currency. The amounts held in other currencies and the balances of entities whose functional currency is not the Euro, have been translated to the presentation currency in accordance with the criteria indicated in Note 2.a to the consolidated annual accounts for 2021. As indicated in that note, for practical reasons, the balance sheet amount has been converted to the closing exchange rate, the equity to the historical type, and the income and expenses have been converted by applying the average exchange rate of the period; the application of such exchange rate or that corresponding to the date of each transaction does not lead to significant differences in the interim financial statements of Grupo Santander.

100	January - September 2022

The accounting policies and methods used in preparing these interim financial statements are the same as those applied in the consolidated annual accounts for 2021 taking into account the standards and interpretations with effective application date during the first nine months of 2022, which are detailed below:
–Amendment to IFRS 3 Business Combinations: to update the references to the Conceptual Framework for Financial Reporting and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and IFRIC 21 Levies. The amendments also confirm that an acquirer should not recognize contingent assets acquired in a business combination. Applicable from 1 January 2022.
–Amendment to IAS 16 Property, Plant and Equipment: prevents an entity from deducting from the cost of an item of property, plant and equipment any revenue from the sale of finished goods while the entity is preparing the item for its intended use. It is also clear that an entity is "testing whether the asset is functioning properly" when evaluating the technical and physical performance of the asset. The financial performance of the asset should not be taken into account for this evaluation. Additionally, entities should disclose separately the amounts of income and expenses related to finished goods that are not the product of the entity's ordinary activities. Applicable from 1 January 2022.
–Amendment to IAS 37 Provisions, Contingent Liabilities and Contingent Assets: clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognising a separate provision for an onerous contract, the entity recognises any impairment loss that has occurred on assets used in fulfilling the contract. Applicable from 1 January 2022.
–Amendment to IFRS Cycle (2018-2020): introduces minor amendments, applicable from 1 January 2022, to the following standards:
•IFRS 9 Financial Instruments: clarifies which rates must be included in the 10% test for derecognition of financial liabilities.
•IFRS 16 Leases: amendment to remove possible confusion regarding the treatment of leasing incentives in the application of IFRS 16 Leases.
•IFRS 1, in relation to the first-time adoption of International Financial Reporting Standards, allows entities that have measured their assets and liabilities at the carrying amounts recorded in their parent's books to also measure any cumulative translation differences using the amounts reported by the parent. This amendment also applies to associates and joint ventures that have adopted the same exemption from IFRS 1.
The aforementioned amendments to accounting standards have not had a significant effect on Grupo Santander’s financial statements.
All accounting policies and measurement bases with a material effect on the interim financial statements for 30 September 2022 were applied in their preparation.
By the time of the preparation and authorisation of these interim financial statements, there were no standards to be adopted by the European Union for the current year whose effective date of implementation by the IASB is after 1 January 2022.
c)     Use of critical estimates
The consolidated results and the determination of the consolidated equity are sensitive to the accounting principles and policies, valuation criteria and estimates used by the directors of Banco Santander in preparing the interim financial statements. The main accounting principles, policies, and valuation criteria are indicated in Note 2 of the consolidated annual accounts of the year 2021, except for those indicated in these interim financial statements due to the rules that have come into effect during the first nine months of the year 2022.
The interim financial statements contain estimates made by the senior management of Banco Santander and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported in the consolidated entities. These estimates, which were made on the basis of the best information available, relate mainly to the following:
1.The income tax expense, which is recognised in interim periods based on the best estimate of the weighted average tax rate expected by Grupo Santander for the full financial year;
2.The impairment losses on certain assets – financial assets at fair value through other comprehensive income, financial assets at amortised cost, non-current assets held for sale, investments in subsidiaries, joint ventures and associates, tangible assets and intangible assets;
3.The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;
4.The useful life of the tangible and intangible assets;
5.The measurement of goodwill impairment arising on consolidation;
6.The calculation of provisions and the consideration of contingent liabilities;
7.The fair value of certain unquoted assets and liabilities;
8.The recoverability of deferred tax assets; and
9.The fair value of the identifiable assets acquired and the liabilities assumed in business combinations in accordance with IFRS 3.

January - September 2022	101

To update the previous estimates, the Group's management has taken into account the current macroeconomic scenario resulting from the conflict in Ukraine, as well as the growing level of inflation and the difficulties in the supply chains, which is having a certain impact on the economic evolution and is being closely monitored. The most significant macroeconomic impacts are being produced by the increase in the prices of raw materials, especially energy, and the economic policy measures that the central banks are taking to contain the inflationary spiral, while the levels of unemployment and the evolution of the price of houses and cars continue to maintain a positive evolution.
In relation to the situation of the war in Ukraine, the Group does not expect a direct impact, since it is not present in the markets directly affected by the conflict and its direct exposure to the Russian and Ukrainian markets and assets is not material. The extent to which the conflict may end up having an impact on the Group's results will depend on future developments, including subsequent sanctions that could end up negatively affecting some of the Group's clients (those most closely related to Russia or Ukraine).
In relation to credit risk, the Group's management has evaluated the uncertainties caused by the current environment, taking into account the best information available to estimate the impact on the most relevant portfolios, focusing on the impact on household disposable income derived from the rise in interest rates together with the general rise in prices.
However, as a result of the conflict, the Santander Group has reinforced the monitoring of all risks (with special attention to the situation in Poland due to its geographical location), as well as the main macroeconomic metrics and the evolution of its customers.
In addition, the Group's Management has taken into account the current situation as a result of covid-19, which significantly affected economic activity throughout the world and, consequently, the Group's operations and financial results.
In order to minimize the medium and long-term economic impacts of the efforts made to contain the covid-19 pandemic, in 2020 and 2021, the governments and economic and regulatory authorities of the main countries in which the Group operates, launched a set of fiscal and monetary policy measures and other initiatives to mitigate the impact of the pandemic on the economy and support businesses and people. Likewise, Grupo Santander launched a set of customer assistance measures in full compliance with regulatory and supervisory recommendations. Santander has continued to support its customers in the first nine months of 2022, fostering their economic resilience in all the Group's geographies.
In relation to the relief measures to face the effects of the pandemic, all the moratorium programs granted by the Group expired in their entirety at the end of the first half of 2022, with a better-than-expected performance. Regarding the liquidity programs of public administrations, the Group closely monitors their behaviour as the grace periods expire. Spain concentrates most of this type of program, with 91% of the grace periods expired, and credit quality in line with expectations, with no worrying signs of deterioration.
Finally, during the nine-month period ended 30 September 2022, the Group has completed its integration of the New Definition of default of the EBA Guide, both for Phase 3 of accounting impairment and for the calculation of provision models. The alignment of criteria has been carried out taking into account the requirements of IFRS 9, as well as the accounting principles of unbiased presentation of financial information. Grupo Santander has registered an increase in the default rate of around 19 basis points, while the impact on provisions for credit risk produced by this integration has been immaterial.
During the first nine months ended 30 September 2022, there have been no additional significant changes in the estimates made at the end of 2021, other than those indicated in these interim financial statements.
d)    Contingent assets and liabilities
Note 2.o to Grupo Santander's consolidated annual accounts for the year ended 31 December 2021 includes information on the contingent assets and liabilities at that date. There were no significant changes in Grupo Santander's contingent assets and liabilities from 31 December 2021 to the date of formal preparation of these interim financial statements.
e)   Comparative information
The information for the year 2021 contained in these interim financial statements is only presented for comparison purposes with the information relating to the nine-month period ended 30 September 2022.
The comparative information in Note 8 as of 31 December 2021 has been restated in accordance with the reallocation of the total amount of goodwill described in said note.
In addition, the information in Note 12 regarding the Group's segments information corresponding to the nine months period ended 30 September 2021 has been restated in accordance with the Group's new organizational structure, as required by IFRS 8.
Additionally, the information in Note 15 for September 2021 has been restated in accordance with the Group's standardization criteria.

102	January - September 2022

In order to interpret the changes in the balances with respect to 31 December 2021, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (Note 50.b to the consolidated annual accounts for the year ended 31 December 2021) and the impact of the appreciation/depreciation of the various currencies against the euro in the first nine months of 2022: Mexican peso (17.65%), US dollar (15.43%), Brazilian real (19.55%), Argentine peso (-19.54%), Pound sterling (-4.35%), Chilean peso (2.67%) and Polish zloty (-5.08%); as well as the evolution of the average exchange rates between comparable periods: Mexican peso (11.92%), US dollar (12.65%), Brazilian real (17.05%), Pound sterling (1.96%), Chilean peso (-3.27%) and Polish zloty (-2.65%).
f)     Seasonality of the Grupo Santander’s transactions
The business activities carried on by Grupo Santander entities, and their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the interim financial statements for the first nine months ended 30 September 2022.
g)    Materiality
In determining the note disclosures to be made on the various items in the interim financial statements or other matters, Grupo Santander, in accordance with IAS 34, took into account their materiality in relation to the interim financial statements for the first nine months ended 30 September 2022.
h) Other information
On 12 July 2022 the Spanish government announced its plans to impose new taxes on banks and energy companies. On 28 July 2022 a bill was submitted proposing a new levy for tax years 2023 and 2024, for an amount of the 4.8% of the net interest income and net commissions obtained in the previous financial year. The proposal is subject to parliamentary approval and needs development to calculate the potential impact on profits.
On 14 July 2022 the President of Poland signed a 'Payment Holidays Act' on crowdfunding for businesses and support for borrowers. The impact of payment holidays solutions introduced in the execution of this act in the third quarter of 2022, with the best estimate available to date, accounted for in 'Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from changes' has been PLN 1,358 million (EUR 287 million).
i)    Events after the reporting period
From 1 October 2022 until the date of approval of the interim financial statements for the first nine months ended 30 September 2022, the following significant event occurred at the Group:
–On 21 October 2022, Banco Santander, S.A. ('Banco Santander') has announced that it intends to make concurrent cash tender offers to acquire all of the shares of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México ('Santander Mexico') in Mexico (Series B shares) and United States (American Depositary Shares ('ADSs')) which are not owned by Grupo Santander, which amount to approximately 3.76% of Santander Mexico’s share capital.
Following the Tender Offers, Banco Santander intends to (a) cancel the registration of the Series B Shares in the National Securities Registry of the Mexican National Banking and Securities Commission ('CNBV') and delist such Series B Shares from the Mexican Stock Exchange ('BMV'), and (b) remove the ADSs from listing on the New York Stock Exchange and the Series B Shares from registration with the U.S. Securities and Exchange Commission ('SEC') in the United States.
The consideration for the shareholders tendering their Series B Shares will be equal to the book value of each Series B Share (and the equivalent with respect to each ADS) in accordance with Santander Mexico’s last quarterly report filed with the CNBV and the BMV prior to the launch of the Tender Offers pursuant to applicable law.
The transaction is expected to close in the first quarter of 2023. The beginning of the offering and the offering itself will be subject to customary conditions, including regulatory authorisation, as well as approval of the deregistration of Santander Mexico's shares on the Mexican Stock Exchange. This will require the acceptance of at least 95% of Santander Mexico's share capital at an extraordinary general shareholders' meeting. Grupo Santander currently owns more than 96% of Santander Mexico's share capital, therefore, such resolution shall be effectively adopted at said extraordinary general shareholders´ meeting.

January - September 2022	103

2.    Santander Group
Appendices I, II and III to the consolidated annual accounts for the year ended 31 December 2021 provide relevant information on Grupo Santander companies at that date and on the companies accounted for under the equity method.
Also, Note 3 to the aforementioned consolidated annual accounts includes a description of the most significant acquisitions and disposals of companies performed by Grupo Santander in 2021, 2020 and 2019.
The most significant transactions carried out during the first nine months of 2022 or pending execution at 30 September 2022 are described below:
Purchase by SHUSA for shares of Santander Consumer USA
In August 2021 Santander Holdings USA, Inc. ('SHUSA') and Santander Consumer USA Holdings Inc. ('SC') entered into a definitive agreement pursuant to which SHUSA acquired all outstanding shares of common stock of SC not already owned by SHUSA via an all-cash tender offer (the 'Tender Offer') for USD 41.50 per SC common share (the 'Offer Price'), followed by a second-step consisting of a merge (together with the Offer, the 'Transaction') in which a wholly owned subsidiary of SHUSA was merged with and into SC, with SC surviving as a wholly owned subsidiary of SHUSA, and all outstanding shares of common stock of SC not tendered in the Tender Offer were converted into the right to receive the Offer Price in cash. The Offer Price represented a 14% premium to the closing price of SC common stock of USD 36.43 as of 1 July 2021, the last day prior to the announcement of SHUSA’s initial offer to acquire the remaining outstanding shares of SC’s common stock.
On 31 January 2022, after completion of the customary closing conditions, the Transaction was performed and SHUSA increased its share up to the 100% of SC's common stock. The transaction has meant a disbursement of USD 2,510 million (around EUR 2,239 million) for the Group, with a decrease of reserves of EUR 487 million and a decrease of EUR 1,752 million of minority interests.
Acquisition of Amherst Pierpont, a U.S. fixed-income broker dealer
On 15 July 2021, Santander Holdings USA, Inc. reached an agreement to acquire Amherst Pierpont Securities, a market-leading independent fixed-income and structured products broker dealer, through the acquisition of its parent holding company, Pierpont Capital Holdings LLC, for a total consideration of approximately USD 450 million (around EUR 405 million). The operation was closed on 11 April 2022 once the pertinent regulatory approvals have been obtained. Immediately after the acquisition, SHUSA has lent financing to the company for an amount of USD 163 million (approximately EUR 147 million), which the company will use to cancel debt with third parties. Amherst Pierpont will become part of Santander Corporate & Investment Banking (Santander CIB) Global business line.
The business combination meant the recognition of a goodwill of EUR 158 million and EUR 24 million of intangible assets (mainly relationships with customers) identified in the purchase price allocation, without other relevant value adjustments to net assets of the business.
The amount contributed by this business to the group net attributable profit since the date of acquisition is not material. Similarly, the result that this business would have brought to the group if the transaction had been carried out on January 1, 2022 is also immaterial.
3.    Shareholder remuneration system and earnings per share
a)   Shareholder remuneration system
The cash remuneration paid by Banco Santander to its shareholders in the first nine months of 2022 and 2021 was as follows:

	30-09-2022			30-09-2021
	% of par value	Euros per share	Amount (EUR million)	% of par value	Euros per share	Amount (EUR million)
Ordinary shares	10.30%	0.0515	869	5.50%	0.0275	477
Other shares (without vote, redeemable, etc.)	—	—	—	—	—	—
Total remuneration paid	10.30%	0.0515	869	5.50%	0.0275	477
Dividend paid out of profit	10.30%	0.0515	869	—	—	—
Dividend paid with a charge to reserves or share premium	—	—	—	5.50%	0.0275	477
Dividend in kind	—	—	—	—	—	—
Flexible payment	—	—	—	—	—	—
On 27 September 2022, the board of directors approved the payment of an interim cash dividend against 2022 results of EUR 5.83 cents per share (see condensed consolidated statements of change in total equity), which will be paid from 2 November 2022.

104	January - September 2022

In addition, the board of directors has agreed to implement a share repurchase programme for an amount equivalent to 20% of the Group's underlying profit in the first half of 2022 (approximately EUR 979 million), for which Banco Santander is pending to receive the corresponding regulatory approval.
Likewise, pursuant to the resolution of the Bank's General Meeting of Shareholders held on 1 April 2022, on 2 May 2022 the Bank paid a complementary cash dividend of EUR 5.15 cents per share charged to the results of the 2021 financial year for an amount of EUR 869 million (see Statement of Changes in total Equity).
Lastly, the Bank's General Meeting of Shareholders agreed to implement a share buyback program agreed by the board of directors for a maximum amount of EUR 865 million, for which Banco Santander received authorization from the European Central Bank, which ended on 18 May 2022 (see Note 11.a).
On 28 September 2021, the board of directors approved the payment of an interim cash dividend against 2021 results of EUR 4.85 cents per share (see condensed consolidated statements of change in total equity), paid on 2 November 2021.
In addition, the board of directors agreed to implement a share repurchase programme for an amount equivalent to 20% of the Group's underlying profit in the first half of 2021 (approximately EUR 841 million), for which Banco Santander received approval from the European Central Bank, which ended on 26 November 2021 (see Note 11.a).
Likewise, in May 2021, the Bank paid a dividend of EUR 2.75 cents in cash per share against the 2020 financial year, charged to the share premium of an amount of EUR 477 million (see condensed consolidated statements of change in total equity), this being the maximum amount allowed by the recommendation of the European Central Bank of 15 December 2020. This payment has been made in execution of the premium distribution agreement approved at the Bank's General Meeting of Shareholders held on 27 October 2020.

b)   Earnings per share from continuing and discontinued operations
i. Basic earnings per share
Basic earnings per share for the period are calculated by dividing the net profit attributable to Grupo Santander for the first nine months adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.
Accordingly:

	30-09-2022	30-09-2021
Profit attributable to the Parent (EUR million)	7,316	5,849
Remuneration of contingently convertible preferred securities (CCPS) (EUR million)	(410)	(425)
	6,906	5,424
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (EUR million)	—	—
Profit or Loss from continuing operations (CCPS net) (EUR million)	6,906	5,424
Weighted average number of shares outstanding	16,897,368,757	17,316,750,865
Basic earnings per share (euros)	0.41	0.31
Of which: from discontinued operations (euros)	—	—
from continuing operations (euros)	0.41	0.31
ii. Diluted earnings per share
Diluted earnings per share for the period are calculated by dividing the net profit attributable to Grupo Santander for the first nine months adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity and of perpetual liabilities contingently amortisable in their case by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).

January - September 2022	105

Accordingly, diluted earnings per share were determined as follows:

	30-09-2022	30-09-2021
Profit attributable to the Parent (EUR million)	7,316	5,849
Remuneration of contingently convertible preferred securities (CCPS) (EUR million)	(410)	(425)
	6,906	5,424
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (EUR million)	—	—
Profit or Loss from continuing operations (CCPS net) (EUR million)	6,906	5,424
Weighted average number of shares outstanding	16,897,368,757	17,316,750,865
Dilutive effect of options/receipt of shares	49,301,478	48,972,497
Adjusted number of shares	16,946,670,235	17,365,723,362
Diluted earnings per share (euros)	0.41	0.31
Of which: from discontinued operations (euros)	—	—
from continuing operations (euros)	0.41	0.31

106	January - September 2022

4.    Remuneration and other benefits paid to Banco Santander’s directors and senior managers
Note 5 to Grupo Santander’s consolidated annual accounts for the year ended 31 December 2021 details the remuneration and other benefits to members of Banco Santander’s Board of Directors and senior management in 2021.
Following is a summary of the most significant data on the remunerations and benefits for the first nine months ended 30 September 2022 and 2021:
Remuneration of members of the board of directors (1)

	EUR thousand
	30-09-2022	30-09-2021
Members of the board of directors: (2)
Remuneration concept
Fixed salary remuneration of executive directors	4,197	4,760
Variable salary remuneration of executive directors	—	—
Directors fees	674	795
Bylaw-stipulated emoluments (annual emolument)	2,800	2,787
Other	1,634	1,553
Sub-total	9,305	9,895
Transactions with shares and/or other financial instruments	—	—
	9,305	9,895
(1)The Notes to the consolidated annual accounts for 2022 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.
(2)Mr. Germán de la Fuente was designated member of the board on 1 April 2022.
Mr. Álvaro Cardoso de Souza stepped down as member of the board on 1 April 2022.
Mr. Ramón Martín Chávez Márquez stepped down as member of the board on 1 July 2022.
Other benefits of members of the board of directors

	EUR thousand
	30-09-2022	30-09-2021
Members of the board of directors
Other benefits
Advances	—	—
Loans granted	94	142
Pension funds and plans: Endowments and/or contributions (1)	1,419	1,369
Pension funds and plans: Accumulated rights (2)	64,998	67,594
Life insurance premiums	769	677
Guarantees provided for directors	—	—
(1)   These correspond to the endowments and/or contributions made during first nine months of 2022 and 2021 in respect of retirement pensions and complementary benefits for widowhood, orphanhood and permanent disability.
(2)   Corresponds to the rights accrued by the directors in matters of pensions. Additionally, former members of the board had at 30 September 2022 and 30 September 2021 rights accrued for this concept for EUR 49,050 thousand and EUR 49,228 thousand, respectively.
Remuneration of senior management (1)(2)
The table below includes the corresponding amounts related to remunerations of senior management at 30 September 2022 and 2021, excluding the executive directors:

	EUR thousand
	30-09-2022	30-09-2021
Senior management (1)
Total remuneration of senior management (2)	17,645	19,259
(1)Remunerations received during the first nine months by members of the senior management who ceased in their functions by 30 September 2022, amounted to EUR 1,460 thousand (EUR 2,690 thousand at 30 September 2021).
(2)   The number of members of Banco Santander's senior management, excluding executive directors, is 14 as at 30 September 2022 (16 persons at 30 September 2021 ).

January - September 2022	107

The variable annual remuneration (or bonuses) received for fiscal year 2021, both for directors and the rest of senior management, were included in the information on remuneration included in the annual report for that year. Similarly, the variable remuneration attributable to the 2022 results, which will be submitted for approval by the Board of Directors at the appropriate time, will be included in the financial statements for the current year.
Funds and pension plans of senior management

	EUR thousand
	30-09-2022	30-09-2021
Senior management (1)
Pension funds: Endowments and / or contributions (2)	4,004	4,407
Pension funds: Accumulated rights (3)	52,744	58,472
(1)Remunerations received as endowments and/or contributions to pension funds during the first nine months by members of the senior management who ceased in their functions by 30 September 2022, amounted to EUR 208 thousand (EUR 195 thousand at 30 September 2021).
(2)Corresponds to the allocations and/or contributions made during the first nine months of 2022 and 2021 as retirement pensions.
(3)Corresponds to the rights accrued by members of senior management in the area of pensions. In addition, former members of senior management had at 30 September 2022 and 30 September 2021 rights accumulated for this same concept for EUR 101,721 thousand and EUR 132,048 thousand, respectively.

5.    Financial assets
a)   Breakdown
The detail, by nature and category for measurement purposes, of Grupo Santander's financial assets, other than the balances relating to Cash, cash balances at central banks and other deposits on demand and Hedging derivatives, at 30 September 2022 and 31 December 2021 is as follows, presented by the nature and categories for valuation purposes:

	EUR million
	30-09-2022
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost
Derivatives	83,238
Equity instruments	9,271	4,062		2,030
Debt instruments	37,655	1,032	2,444	78,117	68,727
Loans and advances	49,611	694	7,230	7,768	1,104,547
Central Banks	12,040	—	—	—	16,723
Credit institutions	23,440	—	618	—	49,563
Customers	14,131	694	6,612	7,768	1,038,261
Total	179,775	5,788	9,674	87,915	1,173,274

108	January - September 2022

	EUR million
	31-12-2021
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost
Derivatives	54,292
Equity instruments	15,077	4,042		2,453
Debt instruments	26,750	957	2,516	97,922	35,708
Loans and advances	20,834	537	13,441	7,663	1,002,190
Central Banks	3,608	—	—	—	15,657
Credit institutions	10,397	—	3,152	—	39,169
Customers	6,829	537	10,289	7,663	947,364
Total	116,953	5,536	15,957	108,038	1,037,898
Following is the gross exposure of financial assets subject to impairment stages at 30 September 2022 and 31 December 2021:

	EUR million
	30-09-2022				31-12-2021
	Gross amount				Gross amount
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Financial assets at fair value through other comprehensive income	85,618	219	76	85,913	105,458	72	77	105,607
Debt instruments	78,121	—	6	78,127	97,924	2	6	97,932
Loans and advances	7,497	219	70	7,786	7,534	70	71	7,675
Central Banks	—	—	—	—	—	—	—	—
Credit institutions	—	—	—	—	—	—	—	—
Customers	7,497	219	70	7,786	7,534	70	71	7,675
Financial assets at amortised cost	1,095,924	67,567	33,768	1,197,259	961,511	67,640	31,491	1,060,642
Debt instruments	68,385	204	369	68,958	35,513	126	274	35,913
Loans and advances	1,027,539	67,363	33,399	1,128,301	925,998	67,514	31,217	1,024,729
Central Banks	16,723	—	—	16,723	15,657	—	—	15,657
Credit institutions	49,571	—	—	49,571	39,175	—	1	39,176
Customers	961,245	67,363	33,399	1,062,007	871,166	67,514	31,216	969,896
Total	1,181,542	67,786	33,844	1,283,172	1,066,969	67,712	31,568	1,166,249
On 30 September 2022, Grupo Santander has EUR 321 million (EUR 420 million on 31 December 2021) of exposure in impaired assets purchased with impairment, of which EUR 258 million still show signs of impairment, which mainly correspond to the business combinations carried out by Grupo Santander.

January - September 2022	109

b)    Impairment allowances of financial assets at amortised cost portfolio
The following is the movement that has taken place, during the first nine months ended 30 September 2022 and 2021, in the balance of provisions that cover losses due to impairment of assets which comprise the heading balance of the financial assets at amortised cost:

	EUR million
	30-09-2022	30-09-2021
Balance as at beginning of period	23,164	23,849

Impairment losses charged to income for the period	8,343	6,900
Of which:
Impairment losses charged to income	15,961	14,125
Impairment losses reversed with a credit to income	(7,618)	(7,225)
Write-off of impaired balances against recorded impairment allowance	(8,540)	(6,398)
Exchange differences and other	1,339	(329)

Balance as at end of period	24,306	24,022

Of which, relating to:
Impaired assets	14,571	14,263
Other assets	9,735	9,759

Of which:
Individually calculated	2,773	3,080
Collectively calculated	21,533	20,942
Following is the movement of the loan loss provision broken down by impairment stage of loans and advances to customers recognised under 'Financial assets at amortised cost' as at 30 September 2022 and 30 September 2021:

	EUR million
	30-09-2022
	Stage 1	Stage 2	Stage 3	Total
Impairment allowance as at beginning of period	4,182	5,224	13,546	22,952
Transfers between stages	(693)	655	4,787	4,749
Variation due to credit risk	594	(1,090)	4,079	3,583
Write-offs	—	—	(8,540)	(8,540)
Exchange differences and other	369	453	501	1,323
Carrying amount at end of period	4,452	5,242	14,373	24,067

	EUR million
	30-09-2021
	Stage 1	Stage 2	Stage 3	Total
Impairment allowance as at beginning of period	4,252	5,672	13,647	23,571
Transfers between stages	(556)	940	3,241	3,625
Variation due to credit risk	563	(998)	3,701	3,266
Write-offs	—	—	(6,392)	(6,392)
Exchange differences and other	(141)	(7)	(187)	(335)
Carrying amount at end of period	4,118	5,607	14,010	23,735

110	January - September 2022

Previously written-off assets recovered during the first nine months of 2022 and 2021 amount to EUR 998 million and to EUR 927 million, respectively. In addition, during the first nine months of 2022 EUR 485 million were recognized for losses in the income statement due to renegotiation or contractual modifications (no amount being recognized in the first nine months of 2021), mainly due to the moratoria law (see Note 1.h) and the mortgage portfolio denominated in CHF (see Note 10.c.ii) in Poland. Considering these amounts, the recorded impairment of financial assets at amortised cost is EUR 7,830 million and EUR 5,973 million during the first nine months of 2022 and 2021, respectively.
c)  Impaired assets of financial assets at amortised cost portfolio
The movement during the first nine months ended 30 September 2022 and 2021, in the balance of financial assets classified at amortised cost and considered impaired by reason for the credit risk is as follows:

	EUR million
	30-09-2022	30-09-2021
Balance as at beginning of period	31,848	31,168
Net additions	9,364	6,759
Written-off assets	(8,540)	(6,398)
Exchange differences and other	1,354	428
Balance at end of period	34,026	31,957
This amount, after deducting the related allowances, represents Grupo Santander's best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.
d)  Fair value of financial assets not measured at fair value
Following is a comparison of the carrying amounts of Grupo Santander’s financial assets measured at other than fair value and their respective fair values at 30 September 2022 and 31 December 2021:

	EUR million
	30-09-2022		31-12-2021
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and advances	1,104,547	1,086,111	1,002,190	1,006,711
Debt instruments	68,727	65,550	35,708	35,378
ASSETS	1,173,274	1,151,661	1,037,898	1,042,089
The main valuation methods and inputs used in the estimation of the fair value of the financial assets of the previous table are detailed in Note 50.c of the consolidated annual accounts for the year 2021.
6.    Non-current assets held for sale
The detail, by nature, of Grupo Santander’s non-current assets held for sale at 30 September 2022 and 31 December 2021 is as follows presented by nature:

	EUR million
	30-09-2022	31-12-2021
Tangible assets	3,706	4,089
Of which:
Foreclosed assets	3,344	3,651
Of which: Property assets in Spain	2,764	3,120
Other tangible assets held for sale	362	438
	3,706	4,089
On 30 September 2022, the allowance recognised for the non-current tangible assets held for sale represented 48.72% (48.25% at 31 December 2021). The charges recorded in the first nine months of 2022 and 2021 amounted to EUR 139 million and EUR 123 million, respectively, and the recoveries undergone during those periods amount to EUR 45 million and EUR 19 million, respectively.

January - September 2022	111

7.   Tangible assets
a)   Changes in the period
In the first nine months of 2022 and 2021, tangible assets (rights of use are not included) were acquired for EUR 6,640 million and EUR 4,846 million, respectively.
Likewise, in the first nine months of 2022 and 2021 tangible asset items were disposed of with a carrying amount of EUR 4,343 million and EUR 2,477 million, generating a net profit of EUR 2 million and EUR 43 million, respectively.
b)   Property, plant and equipment purchase commitments
At 30 September 2022 and 2021, Grupo Santander did not have any significant commitments to purchase property, plant and equipment items.
c) Leasing rights
As of 30 September 2022, Grupo Santander has tangible assets under lease for the amount of EUR 2,523 million (EUR 2,625 million at 31 December 2021).
8.    Intangible assets
The detail of Intangible Assets - Goodwill at 30 September 2022 and 31 December 2021, based on the cash-generating units giving rise thereto, is as follows:

	EUR million
	30-09-2022	31-12-2021
Banco Santander (Brazil)	3,752	3,219
SAM Investment Holdings Limited	1,444	1,444
Santander Consumer Germany	1,304	1,304
Santander Consumer USA	1,130	979
Santander Portugal	1,040	1,040
Santander Bank Polska	1,039	1,095
Santander España	998	1,027
Santander Bank, National Association (*)	916	643
Santander UK	605	633
Banco Santander - Chile	530	516
Grupo Financiero Santander (Mexico)	497	435
Ebury	301	—
Santander Consumer Nordics	213	224
Other entities	369	154
Total Goodwill	14,138	12,713
(*) Includes Amherst Pierpont business (see Note 2).
During the first nine months of 2022 there has been an increase in goodwill of EUR 1,425 million, of which EUR 899 million correspond to exchange differences and the rest to business combinations. Exchange differences (see Note 11), in accordance with current regulations, have been recorded with a credit to the heading Other comprehensive income - Items that can be reclassified in results- Foreign currency translation of equity through the Statement of recognized income and expenses consolidated summary. As for the main business combinations of the period, the Group completed the acquisition of Amherst Pierpont Securities in April (see Note 2) and took control of Ebury after disbursing USD 173 million (EUR 206 million) to thus reach a 66.5% participation in its capital.
Note 17 of the consolidated annual accounts for the year ended 31 December 2021 includes detailed information on the procedures followed by Grupo Santander to analyse the potential impairment of the goodwill recognised with the respect to its recoverable amount and to recognise the related impairment losses, where appropriate.
In accordance with IAS 36, a Cash Generating Unit (CGU) to which goodwill has been assigned should be subjected to an annual impairment test as long as there are signs of impairment.
In accordance with all mentioned before and the analysis made of the information available on the evolution of the different cash-generating units that could reveal the existence of indications of impairment, the directors of the Santander Group have concluded that during the first nine months of 2022, there were no triggers that required the recording of impairments (see Note 1.c).

112	January - September 2022

9.   Financial liabilities
a)   Breakdown
The following is a breakdown of Grupo Santander's financial liabilities, other than the balances corresponding to the Derivatives - hedge accounting heading, as of 30 September 2022 and 31 December 2021, presented by nature and categories for valuation purposes:

	EUR million
	30-09-2022			31-12-2021
	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortised cost	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortised cost
Derivatives	82,505			53,566
Short Positions	18,815			12,236
Deposits	31,243	39,157	1,174,519	13,667	27,279	1,078,587
Central banks	7,076	1,613	143,767	1,038	607	139,757
Credit institutions	11,716	1,550	70,397	6,488	1,064	52,235
Customer	12,451	35,994	960,355	6,141	25,608	886,595
Debt instruments	—	5,442	279,591	—	5,454	240,709
Other financial liabilities	—	—	39,188	—	—	29,873
Total	132,563	44,599	1,493,298	79,469	32,733	1,349,169
b)   Information on issues, repurchases or redemptions of debt instruments issued
The detail of the balance of debt instruments issued according to their nature is:

	EUR million
	30-09-2022	31-12-2021
Bonds and debentures outstanding	220,392	194,362
Subordinated	26,468	25,938
Promissory notes and other securities	38,173	25,863
Total debt instruments issued	285,033	246,163
The detail, at 30 September 2022 and 2021, of the outstanding balance of the debt instruments, excluding promissory notes, which at these dates had been issued by Banco Santander or any other Group entity is disclosed below. Also included is the detail of the changes in this balance in the first nine months of 2022 and 2021:

	EUR million
	30-09-2022
	Opening balance at 01-01-22	Perimeter	Issuances or placements	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance at 30-09-22
Bonds and debentures outstanding	194,362	—	56,381	(38,026)	7,675	220,392
Subordinated	25,938	—	113	(1,039)	1,456	26,468
Bonds and debentures outstanding and subordinated liabilities issued	220,300	—	56,494	(39,065)	9,131	246,860

	EUR million
	30-09-2021
	Opening balance at 01-01-21	Perimeter	Issuances or placements	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance at 30-09-21
Bonds and debentures outstanding	191,577	—	46,073	(45,292)	2,796	195,154
Subordinated	21,686	—	2,575	(1,500)	239	23,000
Bonds and debentures outstanding and subordinated liabilities issued	213,263	—	48,648	(46,792)	3,035	218,154

January - September 2022	113

At 25 April 2022, Banco Santander, S.A. proceeded to prepay all the Tier 1 Contingently Convertible Preferred Securities with ISIN code XS1602466424 and common code 160246642 in circulation, for a total nominal amount of EUR 750 million and which were traded on the Irish Stock Market 'Global Exchange Market' (the 'PPCC').
On 21 September 2021, Banco Santander, S.A. carried out a placement of Contingently Convertible Preferred Securities into newly issued ordinary shares of the Bank (the 'PPCC'), excluding the preferential subscription right of its shareholders and for a nominal amount of EUR 1,000 million (the 'Issue' and the 'PPCC').
This Issuance was carried out at par and the remuneration of the PPCC, whose payment was subject to certain conditions and was also discretionary, being fixed at 3.625% per year for the first eight years, being reviewed every five years thereafter by applying a margin of 376 basis points over the 5-year Mid-Swap Rate.
On 11 September 2021, Banco Santander, S.A. proceeded to voluntarily redeem in advance all the Tier 1 Contingently Convertible Tier 1 preference shares with ISIN code XS1107291541 and common code 110729154 in circulation, for a total nominal amount of EUR 1,500 million and which were traded on the Stock Exchange market. Ireland Securities 'Global Exchange Market' (the 'PPCC')
At 12 May 2021, Banco Santander placed the issue contingently convertible preference shares into newly issued ordinary shares of the Bank, previously announced, for a total nominal amount of EUR 1,578 million, issued in a US Dollar Series of USD 1,000 million (EUR 828 million at the exchange rate on the day of the issue) and a Euro Series of EUR 750 million.
The issuance was carried out at par and the remuneration of PPCC, whose payment is subject to certain conditions and is also discretionary, was fixed (i) for the Dollar Series at 4.750% per annum for the first six years, revised every five years thereafter by applying a margin of 375.3 basis points over the 5-year UST rate and (ii) for the Euro Series at 4.125% per annum for the first seven years, revised every five years thereafter by applying a margin of 431.1 basis points over the applicable 5-year Euro mid-swap.
c)    Other issues guaranteed by Grupo Santander
At 30 September 2022 and 2021, there were no debt instruments issued by associates or non-Group third parties (unrelated) that had been guaranteed by Banco Santander or any other Group entity.
d)   Fair value of financial liabilities not measured at fair value
Following is a comparison between the value by which Grupo Santander’s financial liabilities are recorded that are measured using criteria other than fair value and their corresponding fair value at 30 September 2022 and 31 December 2021:

	EUR million
	30-09-2022		31-12-2021
	Carrying amount	Fair value	Carrying amount	Fair value
Deposits	1,174,519	1,170,020	1,078,587	1,076,876
Debt instruments	279,591	267,249	240,709	246,697
Liabilities	1,454,110	1,437,269	1,319,296	1,323,573
Additionally, other financial liabilities are accounted for EUR 39,188 million and EUR 29,873 million as of 30 September 2022 and 31 December 2021, respectively.
The main valuation methods and inputs used in the estimation of the fair value of the financial liabilities in the previous table are detailed in Note 50.c of the consolidated annual accounts for 2021, other than those mentioned in these interim financial statements.

114	January - September 2022

10.   Provisions
a)    Provisions for Pensions and other post-retirements obligations and Other long term employee benefits
The variation experienced by the balance of the Pensions and other post-retirements obligations and other long-term employee benefits from 31 December 2021 to 30 September 2022, is mainly due to lower net actuarial losses as a result of changes in actuarial assumptions (see Note 11.d).
b)    Provisions for taxes and other legal contingencies and Other provisions
Set forth below is the detail, by type of provision, of the balances at 30 September 2022 and at 31 December 2021 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	EUR million
	30-09-2022	31-12-2021
Provisions for taxes	603	564
Provisions for employment-related proceedings (Brazil)	326	328
Provisions for other legal proceedings	1,157	1,104
Provision for customer remediation	355	745
Regulatory framework-related provisions	14	36
Provision for restructuring	673	749
Other	1,024	897
	4,152	4,423
Relevant information is set forth below in relation to each type of provision shown in the preceding table:
The provisions for taxes include provisions for tax-related proceedings.
The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor’s office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers.
The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Santander Group companies.
The provisions for customer remediation include mainly the estimated cost of payments to remedy errors relating to the sale of certain products in the UK, as well as the estimated amount related to the floor clauses of Banco Popular Español, S.A.U. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.
The regulatory framework-related provisions include those related to the banking tax in Poland.
The provisions for restructuring include only the costs arising from restructuring processes carried out by the various Group companies.
Lastly, the Other heading contains very atomized and individually insignificant provisions, such as the provisions to cover the operational risk of the different offices of the Group.
Qualitative information on the main litigation is provided in Note 10.c.
The Group's general policy is to record provisions for tax and legal proceedings in which the Group assesses the chances of loss to be probable and the Group does not record provisions when the chances of loss are possible or remote. Grupo Santander determines the amounts to be provided for as its best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.
The changes in provisions arising from civil contingencies and legal nature are disclosed in this note.

January - September 2022	115

The main changes in provisions in the first nine months of 2022 are as follows:
With respect to provisions for labor and other legal proceedings, in Brazil, provisions of EUR 105 million and EUR 86 million were recorded, making payments of EUR 176 million and EUR 193 million, respectively.
With respect to provisions for customer compensation, and based on the best information available, the gross amount of mortgage loans denominated and indexed to foreign currencies in Poland has been adjusted, in accordance with IFRS 9, by the new estimated cash flows, as described in Note 10 c.
On the regulatory framework side, in Poland, EUR 119 million were recorded and paid in the period of nine months of 2022 under the said regulatory framework.
c)    Litigation and other matters
i. Tax-related litigation
At 30 September 2022 the main tax-related proceedings concerning the Group were as follows:
•Legal actions filed by Banco Santander (Brasil) S.A. and other Group entities to avoid the application of Law 9.718/98, which modifies the basis to calculate PIS and COFINS social contribution, extending it to all the entities income, and not only to the income from the provision of services. In relation of Banco Santander (Brasil) S.A. process, in May 2015 the Federal Supreme Court (FSC) admitted the extraordinary appeal filed by the Federal Union regarding PIS, and dismissed the extraordinary appeal lodged by the Brazilian Public Prosecutor's Office regarding COFINS contribution, confirming the decision of Federal Regional Court favourable to Banco Santander (Brasil) S.A. of August 2007. The appeals filed by the other entities before the Federal Supreme Court, both for PIS and COFINS, are still pending. These claims are fully provisioned.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) in relation to different administrative processes of various years on the ground that the requirements under the applicable legislation were not met. The appeals are pending decision in CARF. No provision was recognised in connection with the amount considered to be a contingent liability.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.
•In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios, Ltda. (DTVM, actually Santander Brasil Tecnología S.A.) and Banco Santander (Brasil) S.A. in relation to the Provisional Tax on Financial Movements (CPMF) of the years 2000 to 2002. The administrative discussion ended unfavourably for both companies, and on July 3, 2015, filed a lawsuit requesting the cancellation of both tax assessments. The lawsuit was judged unfavourably in first instance. Therefore, both plaintiffs appealed to the court of second instance. On December 2020, the appeal was decided unfavourably. Against the judgment, the bank filed a motion for clarification which has not been accepted. Currently it is appealed to higher courts. There is a provision recognized for the estimated loss.
•In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brazil), currently Zurich Santander Brasil Seguros e Previdência S.A., as the successor by merger to ABN AMRO Brasil dois Participações S.A., in relation to income tax (IRPJ and CSLL) for 2005, questioning the tax treatment applied to a sale of shares of Real Seguros, S.A. The administrative discussion ended unfavourably, and the CARF decision has been appealed at the Federal Justice. As the former parent of Santander Seguros S.A. (Brasil), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognised in connection with this proceeding as it is considered to be a contingent liability.
•In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to corporate income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortisation of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortisation performed after the merger. Actually it is appealed before the Higher Chamber of CARF. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.
•Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortisation of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A from years 2007 to 2012. No provision was recognised in connection with this matter as it was considered to be a contingent liability.

116	January - September 2022

•Banco Santander (Brasil) S.A. and other companies of the Group in Brazil are undergoing administrative and judicial procedures against Brazilian tax authorities for not admitting tax compensation with credits derived from other tax concepts, not having registered a provision for the amount considered to be a contingent liability.
•Banco Santander (Brasil) S.A. is involved in appeals in relation to infringement notices initiated by tax authorities regarding the offsetting of tax losses in the CSLL (‘Social Contribution on Net Income’) of year 2009. The appeal is pending decision in CARF. No provision was recognised in connection with this matter as it is considered to be a contingent liability.
•Brazilian tax authorities have issued infringement notices against Getnet Adquirência e Serviços para Meios de Pagamento S.A and Banco Santander (Brasil) S.A. as jointly liable in relation to corporate income tax (IRPJ and CSLL) for 2014 to 2018 questioning the tax-deductibility of the amortization of the goodwill from the acquisition of Getnet Tecnologia Proces S.A., considering that the company would not have complied with the legal requirements for such amortization. A defense against the tax assessment notices were submitted, and the appeal is pending decision in CARF. No provision was recognized as it is considered to be a contingent liability.
The total amount for the aforementioned Brazil lawsuits that are fully provisioned is EUR 1,063 million, and for lawsuits that qualify as contingent liabilities is EUR 4,755 million.
•Banco Santander appealed before European Courts the Decisions 2011/5/CE of 28 October 2009 (First Decision), and 2011/282/UE of 12 January 2011 (Second Decision) of the European Commission, ruling that the deduction of the financial goodwill regulated pursuant to Article 12.5 of the Corporate Income Tax Law constituted illegal State aid. On October 2021 the Court of Justice has definitively confirmed these Decisions. The dismissal of the appeal, that only affects these two decisions, has no effect on equity.
At the date of approval of these interim financial statements certain other less significant tax-related proceedings are also in progress.
ii. Non-tax-related proceedings
At 30 September 2022 the main non-tax-related proceedings concerning the Group were as follows:

•Payment Protection Insurance (PPI): In recent years Santander UK plc has processed customer claims associated with the sale of payment protection insurance (“PPI”), derived from the Financial Conduct Authority guidelines. As of 30 September 2022 there is no provision related to those claims as the deadline for presenting them has already expired. However, customers can still commence in-court litigation for the mis-sale of PPI and a provision for the best estimate of any obligation to pay compensation in respect of current and future claims is recognized for this purpose.
In addition, there is a legal dispute regarding allocation of liability for pre-2005 PPI policies underwritten by two entities (“Axa France”) that Axa Group acquired from Genworth Financial International Holdings, Inc. in September 2015. The dispute involves Santander Cards UK Limited (formerly known as GE Capital Bank Limited which was acquired by Banco Santander, S.A. from GE Capital group in 2008) which was the distributor of the policies in dispute and Santander Insurance Services UK Limited (the Santander Entities).
In July 2017, the Santander Entities notified Axa France that they did not accept liability for losses on PPI policies relating to the referred period. Santander UK plc entered in a Complaints Handling Agreement –that included a standstill agreement- agreeing to handle complaints on Axa France, whilst Axa France accepted paying redress assessed to be due to relevant policyholders on a without prejudice basis.
After the termination of the Complaints Handling Agreement, on 30 December 2020 Axa France provided written notice to the Santander Entities to terminate the standstill agreement. On 5 March 2021, the Santander Entities were served with a Claim Form and Brief Details of Claim by Axa France, claiming that the Santander Entities are liable to reimburse Axa France for pre-2005 PPI mis-selling losses, currently estimated at GBP 636 million (EUR 739 million). On 22 March 2021, the Santander Entities acknowledged service of the claim and notified the court of their intention to defend the claim in full and issued an application for Axa Frances’s claim to be struck out/summarily dismissed, which was heard by the Commercial Court on 22 and 23 February 2022 with judgement reserved. Judgment was handed down by the Commercial Court on 12 July 2022. The Commercial Court upheld a significant part of the Santander Entities’ strike-out plead. The Santander Entities have sought permission to appeal aspects of the strike out decision on which they were unsuccessful.
Regarding those claims admitted or those that may eventually be made in the aforementioned appeal, there are factual issues that will be resolved during the processing of the trial that may have legal consequences including in relation to liability. These issues create uncertainties which mean that it is difficult to reliably predict the outcome or the timing of the resolution of the matter. The provision includes our best estimate of the Santander Entities’ liability for this matter.

January - September 2022	117

•Delforca: dispute arising from equity swaps entered into by Gaesco (now Delforca 2008, S.A.) on shares of Inmobiliaria Colonial, S.A. Banco Santander, S.A. is claiming to Delforca before the Court of Barcelona in charge of the bankruptcy proceedings, a total of EUR 66 million from the liquidation resulting from the early termination of financial transactions due to Delforca's non-payment of the equity swaps. In the same bankruptcy proceedings, Delforca and Mobiliaria Monesa have in turn claimed the Bank to repay EUR 57 million, which the Bank received for the enforcement of the agreed guarantee, as a result of the aforementioned liquidation. On 16 September 2021 the Commercial Court Number 10 of Barcelona has ordered Delforca to pay the Bank EUR 66 million plus EUR 11 million in interest and has dismissed the claims filed by Delforca. This decision has been appealed by Delforca, Mobiliaria Monesa and the bankruptcy administrator. The appeal which the Bank has already opposed to will be resolved by the Provincial Court of Barcelona.
Separately, Mobiliaria Monesa, S.A. (parent of Delforca) filed in 2009 a civil procedure with the Courts of Santander against the Bank claiming damages that have not been specified to date. The procedure is suspended.
•Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: claim initiated in 1998 by the association of retired Banespa employees (AFABESP) requesting the payment of a half-yearly bonus contemplated in the by-laws of Banespa in the event that Banespa obtained a profit and that the distribution of this profit were approved by the Board of Directors. The bonus was not paid in 1994 and 1995 since Banespa had not made a profit during those years. Partial payments were made from 1996 to 2000, as approved by the Board of Directors. The relevant clause was eliminated in 2001. The Tribunal Regional do Trabalho (“Regional Labour Court”) and the High Employment Court (“TST”) ordered Santander Brazil, as successor to Banespa, to pay this half-yearly bonus for the period from 1996 to the present. On 20 March 2019, the Supreme Federal Court (“STF”) rejected the extraordinary appeal filed by Santander Brazil.
Santander Bank Brazil filed a rescissory action before the TST to nullify the decisions of the main proceedings. The rescissory action was dismissed and a motion for clarification was filed, due to the absence of an explicit argument to deny the rescissory action filed by Santander Brazil. After the decision of the motion for clarification, Santander Brazil filed an extraordinary appeal in the rescissory action in February 2021, which was denied in an interlocutory decision in June 2021 by the TST. As Santander Brazil understands there is a conflict between the TST decision and the doctrine set by the STF, Santander Brazil has appealed this decision. This appeal is pending.
In August 2021, a first instance court has ruled that the enforcement of the TST decision shall be carried out individually, at the jurisdiction pertaining to each person. AFABESP appealed this decision. In December 2021, the Regional Labor Court denied the appeal filled by AFABESP. This decision has not been appealed by AFABESP, and therefore it has become final.
Santander Brazil external advisers have classified the risk as probable. The recorded provisions are considered sufficient to cover the risks associated with the legal claims that are being substantiated as of 30 September 2022.
•'Planos Económicos': Like the rest of the banking system in Brazil, Santander Brazil has been the target of customer complaints and collective civil suits stemming mainly from legislative changes and its application to bank deposits ('economic plans'). At the end of 2017, an agreement between regulatory entities and the Brazilian Federation of Banks (“Febraban”) with the purpose of closing the lawsuits was reached and was approved by the Supremo Tribunal Federal. Discussions focused on specifying the amount to be paid to each affected client according to the balance in their notebook at the time of the Plan. Finally, the total value of the payments will depend on the number of adhesions there may be and the number of savers who have demonstrated the existence of the account and its balance on the date the indexes were changed. In November 2018, the STF ordered the suspension of all economic plan proceedings for two years from May 2018. On 29 May 2020, the STF approved the extension of the agreement for 5 additional years starting from 3 June 2020. Condition for this extension was to include in the agreement actions related to the “Collor I Plan”. The provision recorded for the economic plan proceedings amounts to EUR 231 million at 30 September 2022.
•Floor clauses: as a consequence of the acquisition of Banco Popular Español, S.A., the Group has been exposed to a material number of transactions with floor clauses. The so-called "floor clauses" are those under which the borrower accepts a minimum interest rate to be paid to the lender, regardless of the applicable reference interest rate. Banco Popular Español, S.A. included "floor clauses" in certain asset-side transactions with customers. In relation to this type of clauses, and after several rulings made by the Court of Justice of the European Union and the Spanish Supreme Court, and the extrajudicial process established by the Spanish Royal Decree-Law 1/2017, of 20 January, Banco Popular Español, S.A. made provisions that were updated in order to cover the effect of the potential return of the excess interest charged for the application of the floor clauses between the contract date of the corresponding mortgage loans and May 2013. At 30 September 2022, after having processed most of the customer requests, the potential residual loss associated with ongoing court proceedings is estimated at EUR 41.2 million, amount which is fully covered by provisions.
•Banco Popular´s acquisition: After the declaration of the resolution of Banco Popular Español, S.A. (“Banco Popular”), some investors filed claims against the EU’s Single Resolution Board decision, and the FROB's resolution executed in accordance to the aforementioned decision. Likewise, numerous appeals were filed against Banco Santander, S.A. alleging that the information provided by Banco Popular was erroneous and requesting from Banco Santander, S.A. the restitution of the price paid for the acquisition of the investment instruments or, where appropriate, the corresponding compensation.

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In relation to these appeals, on the one hand, the General Court of the European Union (“GCUE”) selected 5 appeals from among all those filed before the European courts by various investors against the European institutions and processed them as pilot cases. On 1 June 2022, the GCUE has rendered five judgements in which it has completely dismissed the appeals, (i) supporting the legality of the resolution framework applied to Banco Popular, (ii) confirming the legality of the action of the European institutions in the resolution of Banco Popular and (iii) rejecting, in particular, all the allegations that there were irregularities in the sale process of Banco Popular to Banco Santander, S.A. Four of these judgments have been appealed before the Court of Justice of the European Union ('CJEU').
In the other hand, in relation to the lawsuits initiated by investors directly against Banco Santander, S.A. derived from the acquisition of Banco Popular, on 2 September 2020, the Provincial Court of La Coruña submitted a preliminary ruling to the CJEU in which it asked for the correct interpretation of the Article 60, section 2 of Directive 2014/59/EU of the European Parliament and of the Council, of May 15, 2014, establishing a framework for the restructuring and resolution of credit institutions and investment services companies. Said article establishes that, in the cases of redemption of capital instruments in a bank resolution, no liability will subsist in relation to the amount of the instrument that has been redeemed. On 5 May 2022, the CJEU has rendered its judgement confirming that Directive 2014/59/EU of the European Parliament and of the Council does not allow that, after the total redemption of the shares of the share capital of a credit institution or an investment services company subject to a resolution procedure, the shareholders who have acquired shares within the framework of a public subscription offer issued by said company before the start of such a resolution procedure, exercise against that entity or against its successor, an action for liability for the information contained in the prospectus, under Directive 2003/71/EC of the European Parliament and of the Council, or an action for annulment of the subscription contract for those shares, which, taking into account its retroactive effects, gives rise to the restitution of the equivalent value of said shares, plus the interest accrued from the date of execution of said contract.
Separately, the Central Court of Instruction 4 is currently conducting preliminary proceedings 42/2017, in which, amongst other things, is being investigated the following: (i) the accuracy of the prospectus for the capital increase with subscription rights carried out by Banco Popular in 2016; and (ii) the alleged manipulation of the share price of Banco Popular until the resolution of the bank, in June 2017. During the course of the proceedings, on 30 April 2019, the Spanish National Court, ruled in favour of Banco Santander, S.A. declaring that Banco Santander, S.A. cannot inherit Banco Popular’s potential criminal liability. This ruling was appealed before the Supreme Court, which rejected it. In these proceedings, Banco Santander, S.A. could potentially be subsidiarily liable for the civil consequences. Recently, and in view of the CJEU ruling of 5 May 2022, the Bank has requested confirmation of the exclusion of its subsidiary civil liability status in this criminal proceeding. On 26 July 2022, the Court has rejected this request stating that it is a matter to be determined at a later procedural time. This decision has been confirmed on appeal by the Chamber of the National Court by sentence of October 5, 2022. The estimated cost of any compensation to shareholders and bondholders of Banco Popular recognized in the 2017 accounts amounted to EUR 680 million, of which EUR 535 million were applied to the commercial loyalty program. The CJEU judgement of 5 May represents a very significant reduction in the risk associated with these claims.
•German shares investigation: The Cologne Public Prosecution Office is conducting an investigation against the Bank, and other group entities based in the UK - Santander UK plc, Santander Financial Services Plc and Cater Allen International Limited -, in relation to a particular type of tax dividend linked transactions known as cum-ex transactions.
The Group is cooperating with the German authorities. According to the state of the investigations, the result and the effects for the Group, which may potentially include the imposition of material financial penalties, cannot be anticipated. For this reason, the Bank has not recognized any provisions in relation to the potential imposition of financial penalties.
•Banco Santander, S.A. has been sued in a legal proceeding in which the plaintiff alleges that a contract was concluded whereby he would be entrusted with the functions of CEO of the Bank. In the complaint, the claimant mainly requests a declaratory ruling that affirms the validity and conclusion of such contract and its enforcement together with the payment of certain amounts. If the main request is not granted, the claimant sought a compensation for a total amount of approximately EUR 112 million or, an alternative relief for other minor amounts. Banco Santander, S.A. answered to the complaint stating that the conditions to which the appointment was subject to were not met and that the contract required by law was not concluded. On 17 May 2021, the plaintiff reduced his claims for compensation to EUR 61.9 million.
On 9 December 2021, the Court has rendered its decision ordering the Bank to compensate the plaintiff in the amount of EUR 67.8 million. On 13 January 2022, the Court has corrected and supplemented its judgment, reducing the total amount to EUR 51.4 million and establishing that part of this amount (EUR 18.6 million) would have to be paid in shares of Banco Santander, S.A. and subject to the application of the same terms provided in the applicable Santander executives’ remuneration program (deferred and linked to Santander’s performance metrics). On 14 February 2022, the Bank filed an appeal against the judgment before the Provincial Court of Madrid, which was formally objected by the plaintiff on 7 March 2022. The decision is pending.
In parallel, the plaintiff lodged a request for provisional partial enforcement of the judgment of first instance. An order was issued for execution and the Bank deposited the entire amount within the voluntary compliance period. If the appeal filed by the Bank succeeds, the amount would be returned with the applicable interest.
The provisions recorded are considered to be sufficient to cover the risks deriving from this claim.

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•Universalpay Entidad de Pago, S.L. has filed a lawsuit against Banco Santander, S.A. for breach of the marketing alliance agreement (“MAA”) and claim payment (EUR 1,050 million). The claim is being processed in the Court of First Instance no. 81 of Madrid. The MAA was originally entered into by Banco Popular Español, S.A. and its purpose is the rendering of acquiring services (point of sale payment terminals) for businesses in the Spanish market. The lawsuit is mainly based on the potential breach of clause 6 of the MAA, which establishes certain obligations of exclusivity, non-competition and customer referral. The Bank answered the complaint on May 2021 and the pretrial hearing took place on 11 March 2022. The hearing of the case will take place on 10 and 11 November 2022.
At the current stage of the proceeding, there are still factual issues pending resolution, which may have legal consequences and affect any potential liability. This uncertainty makes it impossible to reliably predict the resolution of the issue, the timing or the significance of the potential economic impact.
•CHF Polish Mortgage Loans. On 3 October 2019, the Court of Justice of the European Union ('CJEU') rendered its decision in relation to a judicial proceeding against an unrelated bank in Poland considering that certain contractual clauses in CHF- indexed loan agreements were abusive. The CJEU has left to Polish courts the decision on whether the whole contract can be maintained once the abusive terms have been removed, which should in turn decide whether the effects of the annulment of the contract are prejudicial to the consumer. In case of maintenance of the contract, the court may only integrate the contract with subsidiary provisions of national law and decide, in accordance with those provisions, on the applicable rate.
In 2021, the Supreme Court was expected to take a position regarding the key issues in disputes concerning loans based on foreign currency, clarifying the discrepancies and unifying case law. The Supreme Court met several times, with the last session taking place on 2 September 2021. However, the resolution was not adopted and instead, the Supreme Court referred questions to the CJEU on constitutional issues of the Polish judiciary system. No new date for consideration of the issue has been set and no comprehensive decision by the Supreme Court of the issue is expected in the near future. In the absence of a comprehensive position of the Supreme Court, it is difficult to expect a full unification of judicial decisions, and decisions of the Supreme Court and CJEU issued on particular issues may be important for shaping further case law on CHF matters.
At the date of these interim financial statements, there is no uniform ruling practice and – in the opinion of Santander Bank Polska and Santander Consumer Bank Poland - it is not possible to predict the Supreme Court’s and CJEU decisions on individual cases. Santander Bank Polska and Santander Consumer Bank Poland regularly monitor court rulings on foreign currency loans to verify changes in case law practice.
As of 30 September 2022, Santander Bank Polska and Santander Consumer Bank Poland maintain a portfolio of mortgages denominated in or indexed to CHF for an approximate gross amount of 9,405 million zlotys (EUR 1,941.9 million). As of 1 January 2022, in accordance with IFRS 9 and based on the new best available information, the gross carrying amount of mortgage loans denominated and indexed in foreign currencies is reduced by the amount in which the estimated cash flows are not expected to cover the gross amount of loans, including as a result of legal controversies relating to these loans. In the absence of exposure or insufficient gross exposure, a provision according to IAS 37 is recorded. Total value of adjustment to gross carrying amount in accordance with IFRS9 as well as provisions recorded under IAS37, amount to 3,200.4 million zlotys (EUR 660.8 million) of which 2,846.7 million zlotys (EUR 587.8 million) corresponds to adjustment to gross carrying amount under IFRS 9 and 353.7 million zlotys (73 million euros) to provisions recognized in accordance with IAS 37. Throughout this period, the adjustment to gross carrying amount in accordance with IFRS9 amounted to 770.0 million zlotys (EUR 164.9 million), additional provisions under IAS37 amounted to 158.4 million zlotys (EUR 33.9 million) and other costs related to the dispute amounted to 141.9 million zlotys (EUR 30.3 million).
This provision represents the best estimate as at 30 September 2022 given the difficulty to predict the financial impact, as it is for national courts to decide the relevant issues and the process of analyzing and deciding on the KNF proposal described below has not yet been completed. Santander Bank Polska and Santander Consumer Bank Poland will continue to monitor and assess appropriateness of those provisions.
In December 2020, the Chairman of the Polish Financial Supervision Authority (“KNF”) presented a proposal for voluntary settlements between banks and borrowers under which CHF loans would be retrospectively settled as PLN loans bearing an interest rate based on WIBOR plus margin. The Bank has been testing such settlements in relation to different customer groups in parallel with own settlement solutions. The tests will need to be continued due to lingering legal uncertainty and unstable economic environment caused by interest rate hikes. The results of the current tests have been incorporated into the present provision calculation model.
While the above referred events could lead to significant changes in the level of expected provisions, in the opinion of Santander Bank Polska and Santander Consumer Bank Poland, it is not possible to reliably estimate the value of their impact on their financial position at 30 September 2022.
•Banco Santander Mexico. Dispute regarding an inheritance trust constituted in 1994 by Mr. Roberto Garza Sada in Banca Serfin (currently Santander Mexico) in favor of his four children in which he affected shares of Alfa, S.A.B. de C.V. (respectively, "Alfa" and the "Trust"). During 1999, Mr. Roberto Garza Sada instructed Santander México in its capacity as trustee to transfer 36,700,000 shares from the Trust's assets to his children and himself. These instructions were ratified in 2004 by Mr. Roberto Garza Sada before a Notary Public.

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Mr. Roberto Garza Sada, passed away on 14 August 2010 and subsequently, in 2012, his daughters filed a complaint against Santander Mexico alleging it had been negligent in its trustee role. The lawsuit was dismissed at first instance in April 2017 and on appeal in 2018. In May 2018, the plaintiffs filed an appeal (recurso de amparo) before the First Collegiate Court of the Fourth Circuit based in Nuevo León, which ruled in favor of the plaintiffs on 7 May 2021, annulling the 2018 appeal judgment and condemning Santander Mexico to the petitions claimed, consisting of the recovery of the amount of 36,700,000 Alfa shares, together with dividends, interest and damages.
On 7 June 2021, Santander México filed an appeal for constitutional review against the decision of the Collegiate Court before the Supreme Court of Justice of the Nation, considering that this court was not empowered to resolve substantive issues that had not been raised by the parties, lack of procedural standing, and the absence of a decision imposing the plaintiffs to pay costs. This appeal was rejected by the President of the Supreme Court of Justice of the Nation on 1 October 2021 on the grounds that the matter, although it refers to constitutional matters, is not of exceptional interest.
On 6 October 2021, Santander México filed an appeal against this decision before the Supreme Court itself, which was rejected in limine by the President of the Court by order dated 11 October 2021, considering that against the dismissal of the appeal for constitutional review, there is no possible appeal pursuant to the Constitutional Reform of March 2021. Against this decision, on 8 December 2021, a new appeal was filed for this matter to be reviewed by the First Chamber of the Supreme Court of Justice of the Nation, considering that the failure to accept the appeal constitutes a retroactive application of the law, and that this violates the transitory fifth article of the reform of the “Ley de Amparo” published on 7 June 2021. This appeal has not been admitted by the Chairman of the Supreme Court of Justice of the Nation on 3 January 2022 (and notified on 17 February 2022).
In compliance with the 'amparo resolution' of May 7, 2021, the Seventh Civil Chamber of the Superior Court of Justice of Nuevo León has ordered Santander México to pay the benefits claimed by the plaintiffs. Faced with this decision, Santander México has filed a new amparo appeal before the First Collegiate Court of the Fourth Circuit of Nuevo León and has requested that it be brought to be resolved by the Supreme Court of Justice of the Nation. In August 2022, the dismissal of said attraction has been notified, so said appeal will be resolved by the Courts of Nuevo León. On June 29, 2022, Santander México, within the framework of the amparo appeal filed by the Bank, has requested the First Collegiate Court in Civil Matters of the Fourth Circuit of Nuevo León the recusal of two of the three Magistrates who rendered against Santander Mexico, which is pending resolution by the Second Collegiate Court of the Fourth Circuit of Nuevo León.
Santander México estimates that the actions taken should prevail and reverse the decision against it. The impact of a potential unfavorable resolution for Santander México will be determined in a subsequent proceeding and will also depend on the additional actions that Santander México may take in its defense, so it is not possible to determine it at this time. At the current stage of the proceedings, the provisions recorded are considered to be sufficient to cover the risks deriving from this claim.
•URO Property Holdings SOCIMI SA: on 16 February 2022, legal proceedings were commenced in the Commercial Court of London against Uro Property Holdings SOCIMI SA (“Uro”), a subsidiary of Banco Santander, S.A., by BNP Paribas Trust Corporation UK Limited (“BNP”) in its capacity as trustee on behalf of certain bondholders and beneficiaries of security rights. The litigation concerns certain terms of a financing granted to Uro which was supported by a bond issue in 2015 with BNP acting as trustee on behalf of the bondholders and security right beneficiaries. The litigation seeks a declaration by the Court that Uro must pay an additional premium above the nominal value of the financing repayment as a consequence of Uro having lost its status as SOCIMI (Sociedad Anónima Cotizada de Inversión Inmobiliaria), such loss causing the prepayment of the bond issue and, in the opinion of the claimant BNP, also the obligation to pay the additional premium by Uro. Uro denies being liable to pay that additional premium and filed its defense statement and announced a counterclaim. It is estimated that the maximum loss associated with this possible contingency, amounts to approximately EUR 250 million. Trial hearing has not been scheduled yet. Furthermore, Uro has requested that the claim is dismissed through a summary judgement.

Banco Santander, S.A. and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business including those in connection with lending activities, relationships with employees and other commercial or tax matters additional to those referred to here.
With the information available to it, the Group considers that, at 30 September 2022, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal risks. Those cases in which provisions have been registered but are not disclosed are justified on the basis that it would be prejudicial to the proper defense of the Group. Subject to the qualifications made, the Group believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position, or results of operations.

January - September 2022	121

11.   Equity
In the first nine month periods ended 30 September 2022 and 2021 there were no quantitative or qualitative changes in Grupo Santander's equity other than those indicated in the condensed consolidated statements of changes in total equity.
a)    Capital
Banco Santander's share capital at 30 September 2022 and 31 December 2021 consisted of EUR 8,397 and EUR 8,670 million, respectively, represented by 16,794,401,584 and 17,340,641,302 shares of EUR 0.50 of nominal value each, respectively, and all of them of a unique class and series.
On 1 April 2022, there was a capital reduction amounting to EUR 129,965,136.50 through the redemption of 259,930,273 shares, corresponding to the share buyback program carried out in 2021.
Likewise, on 28 June 2022, Banco Santander decreased its capital by an amount of EUR 143,154,722.50 through the redemption of 286,309,445 shares, corresponding to the share buyback program carried out during the first half of 2022.
Both operations have not entailed the return of contributions to the shareholders as Banco Santander was the owner of the redeemed shares.
b)    Share premium
Includes the amount paid by the bank's shareholders in capital issues in excess of par value.
As a result of the capital reductions described in Note 11.a, the issue premium was reduced during the first half of 2022 by an amount of EUR 1,433 million, corresponding to the difference between the purchase value of the redeemed shares (EUR 1,706 million) and the par value of said shares (EUR 273 million). Likewise, in accordance with the applicable legislation, a reserve has been provided for amortized capital charged to the issue premium for an amount equal to the nominal value of said amortized shares (EUR 273 million).
The decrease produced in 2021 for an amount of EUR 4,034 million has been the consequence of applying the result obtained by Banco Santander during the financial year 2020, consisting of losses of EUR 3,557 million and the charge of the dividend for the fiscal year 2020 for an amount of EUR 477 million, as reflected in the interim consolidated statement of changes in total equity.
c) Breakdown of other comprehensive income - Items not reclassified to profit or loss and Items that may be reclassified to profit or loss

	EUR million
	30-09-2022	31-12-2021
Other comprehensive income accumulated	(32,316)	(32,719)
Items not reclassified to profit or loss	(3,999)	(4,241)
Actuarial gains or losses on defined benefit pension plans	(3,446)	(3,986)
Non-current assets held for sale	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	(5)	(8)
Other valuation adjustments	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income	(627)	(157)
Inefficacy of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedged item)	323	275
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedging instrument)	(323)	(275)
Changes in the fair value of financial liabilities measured at fair value through profit or loss attributable to changes in credit risk	79	(90)
Items that may be reclassified to profit or loss	(28,317)	(28,478)
Hedge of net investments in foreign operations (effective portion)	(7,026)	(4,283)
Exchange differences	(17,219)	(23,887)
Hedging derivatives (effective portion)	(2,643)	(276)
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income	(1,129)	436
Hedging instruments (items not designated)	—	—
Non-current assets held for sale	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	(300)	(468)

122	January - September 2022

d) Other comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans
The changes in the balance of Other comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans include the actuarial gains or losses generated in the period and the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling. Its variation is shown in the condensed consolidated statement of recognised income and expense.
During the first nine months of 2022, the amount of actuarial losses (net of actuarial gains) has decreased by EUR 624 million. The main impacts are:
•Decrease of EUR 278 million in the accumulates actuarial losses relating to the Group´s entities in Spain, mainly due to the discount rate variation (increase from 0.90% to 3.75%).
•Decrease of EUR 174 million in the cumulative actuarial losses relating to the Group's businesses in Germany, due to the discount rate variation (increase from 1.45% to 3.80%).
•Decrease of EUR 143 million in the cumulative actuarial losses relating to the Group´s businesses in the UK, mainly due to the evolution experienced by the discount rate (increase from 1.90% to 5.24%), partly compensated by the movement of assets.
•Decrease of EUR 89 million in the cumulative actuarial losses relating to the Group's businesses in Portugal, due to the discount rate variation (increase from 1.10% to 2.60%), partly compensated by the movement of assets.
•Decrease of EUR 46 million in accumulated actuarial losses corresponding to the Group’s business in Brazil, mainly due to the increase in the discount rate (increase from 8.39% to 8.91% for pension plans), partly compensated by the movement of assets.
The other modification in accumulated actuarial profit or losses is an increase of EUR 106 million as a result of the evolution of exchange rates, mainly the appreciation of the Brazilian real.
e) Other comprehensive income - Items not reclassified to profit or loss – Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income
Includes the net amount of unrealised fair value changes in equity instruments at fair value with changes in other comprehensive income.
Below is a breakdown of the composition of the balance as of 30 September 2022 and 31 December 2021 under 'Other comprehensive income - Items not reclassified to profit or loss - Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income' depending on the geographical origin of the issuer:

	EUR million
	30-09-2022				31-12-2021
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Equity instruments
Domestic
Spain	30	(921)	(891)	506	25	(663)	(638)	759
International
Rest of Europe	81	(61)	20	220	39	(58)	(19)	170
United States	15	(5)	10	36	13	(4)	9	31
Latin America and rest	289	(55)	234	1,268	496	(5)	491	1,493
	415	(1,042)	(627)	2,030	573	(730)	(157)	2,453
Of which:
Listed	288	(105)	183	1,279	500	(44)	456	1,521
Unlisted	127	(937)	(810)	751	73	(686)	(613)	932

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f) Other comprehensive income - Items that may be reclassified to profit or loss – Hedges of net investments in foreign operations (effective portion) and exchange differences
Other comprehensive income - Items that may be reclassified to profit or loss - Hedges of net investments in foreign operations (effective portion) includes the net amount of the changes in value of hedging instruments in hedges of net investments in foreign operations, in respect of the portion of these changes considered to be effective hedges.
Other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.
The net variation of both headings recognised during the first nine months of 2022 in the interim condensed consolidated statement of recognised income and expenses, reflects the impact of the evolution of the currencies during the year, reflecting mainly the strong appreciation of the Brazilian real, US dollar and Mexican peso, and in the negative side the impact of the depreciation of the Pound sterling (see Note 1.e). Of this variation, a capital gain of EUR 899 million corresponds to the valuation at the closing exchange rate of goodwill for the first nine months of 2022 (see Note 8).
g) Other comprehensive income – Items that may be reclassified to profit or loss – Changes in the fair value of debt instruments measured at fair value through other comprehensive income
Includes the net amount of unrealised fair value changes in debt instruments at fair value through other comprehensive income.
Below is a breakdown of the composition of the balance as of 30 September 2022 and 31 December 2021 under Other comprehensive income - Items that may be reclassified to profit or loss - Changes in the fair value of debt instruments measured at fair value through other comprehensive income depending on the type of instrument and the geographical origin of the issuer:

	EUR million
	30-09-2022				31-12-2021
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debt instruments
Government and central banks debt instruments
Spain	45	-2	43	9,681	271	—	271	12,917
Rest of Europe	312	(224)	88	15,028	544	(118)	426	20,397
Latin America and rest of the world	211	(1,071)	(860)	45,821	334	(438)	(104)	49,847
Private-sector debt instruments	29	(429)	(400)	15,355	80	(237)	(157)	22,424
	597	(1,726)	(1,129)	85,885	1,229	(793)	436	105,585
In the first nine-month period of 2022 management has changed the business models due to the cease of significant activities related to the commercialization of a certain type of current accounts in Poland, the origination of mortgages and home equity loans in the US and the cease of significant activities of foreign branches in Brazil. Due to this fact Debt securities were transferred from the 'Financial asset at fair value through other comprehensive income' to the ‘Financial asset at amortised cost', being the value of these assets at the date of the transfer EUR 6,427 million.
The business models are subject to change as the requirements of IFRS 9 are met. Moreover, as established in IFRS 9, the aforementioned transfer was made prospectively. The financial asset is reclassified at its fair value at the reclassification date, and the cumulative gain or loss previously recognized in other comprehensive income is removed from equity. As a result, the financial asset is measured at the reclassification date as if it had always been measured at amortized cost and the cumulative gain or loss previously recognized in 'Other comprehensive income' (see condensed consolidated statements of recognised income and expense) is adjusted against the fair value of the financial asset at the reclassification date.

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12.   Segment information (Primary segment)
Grupo Santander has aligned the information in this note with the underlying information used internally for management reporting and with that presented in Grupo Santander's other public documents.
Grupo Santander's executive committee has been selected to be its chief operating decision maker. Grupo Santander's operating segments reflect its organizational and managerial structures. The executive committee reviews internal reporting based on these segments to assess performance and allocate resources.
The segments are split by geographic area in which profits are earned and type of business. We prepare the information by aggregating the figures for Santander’s various geographic areas and business units, relating it to both the accounting data of the units integrated in each segment and that provided by management information systems. The same general principles as those used in Grupo Santander are applied.
On 4 April 2022, Grupo Santander announced that, starting and effective with the financial information for the first quarter of 2022, it will carry out changes in the reportable segments to reflect the new reporting structure.
The main changes, which have been applied to management information for all periods included in the interim financial statements, relate to the allocation of certain financial costs of the Corporate Centre as follows:
•Further clarity in the minimum requirement for own funds and eligible liabilities (MREL) and total loss absorbing capacity (TLAC) regulation makes it possible to allocate the cost of eligible debt issuances to the corresponding units from the Corporate Centre;
•Other financial costs, primarily associated with the cost of funding the excess capital held by the units above the Group's CET1 ratio have been reassigned from the Corporate Centre to the corresponding units.
Following is the breakdown of revenue that is deemed to be recognised under Dividend income, Commission income, Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gain or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net, Other operating income and Income from assets under insurance and reinsurance contracts in the accompanying consolidated income statements for the first nine months ended 30 September 2022 and 2021.
In addition to these operating units, which report by geographic area and businesses, Grupo Santander continues to maintain the area of Corporate Centre, that includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of Grupo Santander's assets and liabilities committee, as well as management of liquidity and of shareholders' equity via issuances.
This financial information ('underlying basis') is computed by adjusting reported results for the effects of certain gains and losses (e.g.: capital gains, write-downs, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to understand better the underlying trends in the business.
Following is the reconciliation between the adjusted profit and the statutory profit corresponding to the first nine months ended 30 September 2022 and 2021:

	EUR million
	Revenue from ordinary activities		Profit before taxes		Profit
Segment	30-09-2022	30-09-2021	30-09-2022	30-09-2021	30-09-2022	30-09-2021
Europe	21,155	16,207	4,076	3,095	2,837	2,121
North America	13,420	10,976	3,005	3,405	2,271	2,218
South America	28,021	16,797	4,656	4,678	2,884	2,462
Digital Consumer Bank	5,128	4,902	1,581	1,422	908	809
Corporate Centre	596	(259)	(1,557)	(1,168)	(1,584)	(1,231)
Underlying Profit	68,320	48,623	11,761	11,432	7,316	6,379
Adjustments	—	—	—	(716)	—	(530)
Statutory Profit	68,320	48,623	11,761	10,716	7,316	5,849
In the first nine months of 2021, the negative impact of restructuring costs of EUR 530 million was mainly in the United Kingdom and Portugal.

January - September 2022	125

113.   Related parties
The parties related to Grupo Santander are deemed to include, in addition to its subsidiaries, associates and joint ventures, Banco Santander’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.
Following is a detail of the transactions performed by Grupo Santander with its related parties in the first nine months of 2022 and 2021, distinguishing between significant shareholders, members of Banco Santander’s board of directors, Banco Santander’s executive vice presidents, Grupo Santander entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognised:

	EUR million
	30-09-2022
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses
Finance costs	—	—	32	—	32
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of stocks	—	—	—	—	—
Other expenses	—	—	285	—	285
	—	—	317	—	317
Income
Finance income	—	—	121	—	121
Dividends received	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of stocks	—	—	—	—	—
Other income	—	—	1,129	1	1,130
	—	—	1,250	1	1,251

	EUR million
	30-09-2022
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Financing agreements: loans and capital contributions (lender)	—	(1)	1,020	48	1,067
Financing agreements: loans and capital contributions (borrower)	—	7	173	(48)	132
Guarantees provided	—	—	—	2	2
Guarantees received	—	—	—	—	—
Commitments acquired	—	—	(27)	(2)	(29)
Dividends and other distributed profit	—	1	—	9	10
Other transactions	—	—	(264)	—	(264)

126	January - September 2022

	EUR million
	30-09-2022
Balance closing period	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Debt balances:
Customers and commercial debtors	—	—	—	—	—
Loans and credits granted	—	13	9,461	432	9,906
Other collection rights	—	—	821	—	821
	—	13	10,282	432	10,727
Credit balances:
Suppliers and creditors granted	—	—	—	—	—
Loans and credits received	—	26	3,503	149	3,678
Other payment obligations	—	—	357	—	357
	—	26	3,860	149	4,035

	EUR million
	30-09-2021
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses
Finance costs	—	—	9	—	9
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of stocks	—	—	—	—	—
Other expenses	—	—	56	—	56
	—	—	65	—	65
Income
Finance income	—	—	73	1	74
Dividends received	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of stocks	—	—	—	—	—
Other income	—	—	937	—	937
	—	—	1,010	1	1,011

January - September 2022	127

	EUR million
	30-09-2021
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Financing agreements: loans and capital contributions (lender)	—	1	826	(30)	797
Financing agreements: loans and capital contributions (borrower)	—	1	(423)	4	(418)
Guarantees provided	—	—	(1)	—	(1)
Guarantees received	—	—	—	—	—
Commitments acquired	—	—	93	4	97
Dividends and other distributed profit	—	1	—	5	6
Other transactions	—	—	(46)	—	(46)

	EUR million
	31-12-2021
Balance closing period	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Debt balances:
Customers and commercial debtors	—	—	—	—	—
Loans and credits granted	—	14	8,585	384	8,983
Other collection rights	—	—	801	—	801
	—	14	9,386	384	9,784
Credit balances:
Suppliers and creditors granted	—	—	—	—	—
Loans and credits received	—	19	3,331	197	3,547
Other payment obligations	—	—	74	—	74
	—	19	3,405	197	3,621

128	January - September 2022

14.   Off-balance-sheet exposures
The off-balance-sheet exposures related to balances representing loans commitments, financial guarantees and other commitments granted (recoverables and non recoverables).
Financial guarantees granted include financial guarantees contracts such as financial bank guarantees, credit derivatives, and risks arising from derivatives granted to third parties; non-financial guarantees include other guarantees and irrevocable documentary credits.
Loan and other commitments granted include all off-balance-sheet exposures, which are not classified as guarantees provided, including loans commitment granted.

	EUR million
	30-09-2022	31-12-2021
Loan commitments granted	292,313	262,737
Of which impaired	696	615
Financial guarantees granted	13,071	10,758
Of which impaired	511	188
Bank sureties	13,024	10,715
Credit derivatives sold	47	43
Other commitments granted	95,887	75,733
Of which impaired	666	781
Other granted guarantees	49,082	40,158
Other	46,805	35,575
The breakdown of the off-balance sheet exposure and impairment on 30 September 2022 and 31 December 2021 by impairment stages is EUR 392,301 million and EUR 337,113 million of exposure and EUR 366 million and EUR 372 million of impairment in stage 1, EUR 7,097 million and EUR 10,531 million of exposure and EUR 145 million and EUR 200 million of impairment in stage 2, and EUR 1,873 million and EUR 1,584 million of exposure and EUR 218 million and EUR 161 million of impairment in stage 3, respectively.
15.   Average headcount and number of branches
The average number of employees at Banco Santander and Grupo Santander, by gender, in the first nine months ended 30 September 2022 and 2021 is as follows:

Average headcount
	Bank		Group
	30-09-2022	30-09-2021	30-09-2022	30-09-2021
Men	11,913	12,893	91,094	88,409
Women	11,386	12,025	109,406	104,754
	23,299	24,918	200,500	193,163
The number of branches at 30 September 2022 and 31 December 2021 is as follow:

Number of branches
	Group
	30-09-2022	31-12-2021
Spain	1,967	1,998
Group	7,167	7,231
	9,134	9,229

January - September 2022	129

16.   Other disclosures
a) Valuation techniques for financial assets and liabilities
The following table shows a summary of the fair values, at 30 September 2022 and 31 December 2021, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by Grupo Santander to determine their fair value:

	EUR million
	30-09-2022			31-12-2021
	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total
Financial assets held for trading	41,503	138,272	179,775	39,678	77,275	116,953
Non-trading financial assets mandatorily at fair value through profit or loss	2,023	3,765	5,788	2,398	3,138	5,536
Financial assets at fair value through profit and loss	1,923	7,751	9,674	2,113	13,844	15,957
Financial assets at fair value through other comprehensive income	66,718	21,197	87,915	77,749	30,289	108,038
Hedging derivatives (assets)	—	11,586	11,586	—	4,761	4,761
Financial liabilities held for trading	12,963	119,600	132,563	10,379	69,090	79,469
Financial liabilities designated at fair value through profit or loss	215	44,384	44,599	3,620	29,113	32,733
Hedging derivatives (liabilities)	—	11,372	11,372	—	5,463	5,463
Liabilities under insurance contracts	—	777	777	—	770	770
The financial instruments at fair value determined on the basis of published price quotations in active markets (level 1) include government debt securities, private-sector debt securities, derivatives traded in organised markets, securitised assets, shares, short positions and fixed-income securities issued.
In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (level 2) and, in cases, they use significant inputs not observable in market data (level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.
During the first nine months of 2022 and 2021, Grupo Santander did not make any material transfers of financial instruments between measurement levels other than the transfers included in level 3 table.
Grupo Santander has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies).
The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.
The most important products and families of derivatives, and the related valuation techniques and inputs, by asset class, are detailed in the consolidated annual accounts as at 31 December 2021.
As of 30 September 2022, the CVA (Credit Valuation Adjustment) accounted for was EUR 363.7 million (an increase of 53.7% compared to 31 December 2021) and adjustments of DVA (Debt Valuation Adjustment) was EUR 365.1 million (an increase of 125.6% compared to 31 December 2021). The increase is mainly due to movements in the credit markets, whose spread levels have increased substantially compared to those at the end of the year.

130	January - September 2022

Set forth below are the financial instruments at fair value whose measurement was based on internal models (levels 2 and 3) at 30 September 2022 and 31 December 2021:

	EUR million		EUR million
	Fair values calculated using internal models at 30-09-2022 (*)		Fair values calculated using internal models at 31-12-2021 (*)
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS	174,657	7,914	121,640	7,667
Financial assets held for trading	137,731	541	76,738	537
Central banks (**)	12,040	—	3,608	—	Present value method	Yield curves, FX market prices
Credit institutions (**)	23,440	—	10,397	—	Present value method	Yield curves, FX market prices
Customers (**)	14,131	—	6,829	—	Present value method	Yield curves, FX market prices
Debt instruments and equity instruments	5,613	29	2,312	24	Present value method	Yield curves, FX market prices
Derivatives	82,507	512	53,592	513
Swaps	63,567	280	43,700	224	Present value method, Gaussian Copula	Yield curves, FX market prices, HPI, Basis, Liquidity
Exchange rate options	1,793	9	539	12	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	2,805	43	2,112	182	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate futures	1,118	—	409	—	Present value method	Yield curves, FX market prices
Index and securities options	509	80	439	41	Black’s Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Liquidity
Other	12,715	100	6,393	54	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX and EQ market prices, Dividends, Liquidity, Dividends, Correlation, HPI, Credit, Others
Hedging derivatives	11,586	—	4,761	—
Swaps	10,487	—	4,204	—	Present value method	Yield curves, FX market prices, Basis
Interest rate options	6	—	9	—	Black Model	Yield curves, FX market prices, Volatility surfaces
Other	1,093	—	548	—	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity, Others
Non-trading financial assets mandatorily at fair value through profit or loss	1,848	1,917	1,273	1,865
Equity instruments	707	1,335	415	1,231	Present value method	Yield curves, Market price, Dividends and Others
Debt instruments	737	292	589	366	Present value method	Yield curves
Loans and receivables	404	290	269	268	Present value method, swap asset model and CDS	Yield curves and Credit curves
Financial assets designated at fair value through profit or loss	7,221	530	13,426	418
Credit institutions	618	—	3,152	—	Present value method	Yield curves, FX market prices
Customers (***)	6,601	11	10,270	18	Present value method	Yield curves, FX market prices, HPI
Debt instruments	2	519	4	400	Present value method	Yield curves, FX market prices
Financial assets at fair value through other comprehensive income	16,271	4,926	25,442	4,847
Equity instruments	9	702	74	821	Present value method	Yield curves,Market price, Dividends and Others
Debt instruments	12,448	270	21,585	146	Present value method	Yield curves, FX market prices
Loans and receivables	3,814	3,954	3,783	3,880	Present value method	Yield curves, FX market prices and Credit curves
LIABILITIES	175,179	954	103,807	629
Financial liabilities held for trading	119,174	426	68,930	160
Central banks (**)	7,076	—	1,038	—	Present value method	FX market prices, Yield curves
Credit institutions (**)	11,716	—	6,488	—	Present value method	FX market prices, Yield curves
Customers	12,449	—	6,141	—	Present value method	FX market prices, Yield curves
Derivatives	81,731	426	53,234	160
Swaps	64,313	293	42,438	44	Present value method, Gaussian Copula	Yield curves, FX market prices, Basis, Liquidity, HPI
Exchange rate options	1,441	—	2,720	26	Black Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	3,511	31	446	67	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices
Index and securities options	606	38	658	7	Black-Scholes Model	Yield curves, FX market prices, Liquidity
Interest rate and equity futures	48	—	184	—	Present value method	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Other	11,812	64	6,788	16	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, HPI, Credit, Others
Short positions	6,202	—	2,029	—	Present value method	Yield curves ,FX market prices, Equity
Hedging derivatives	11,372	—	5,463	—
Swaps	8,211	—	4,149	—	Present value method	Yield curves ,FX market prices, Basis
Other	3,161	—	1,314	—	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity and others
Financial liabilities designated at fair value through profit or loss	43,856	528	28,644	469	Present value method	Yield curves, FX market prices
Liabilities under insurance contracts	777	—	770	—	Present Value Method with actuarial techniques	Mortality tables and yield curves

January - September 2022	131

(*) The internal models of level 2 implement figures based on the parameters observed in the market, while level 3 internal models uses significant inputs that are not observable in market data.
(**)    Includes mainly short-term loans/deposits and repurchase/reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).
(***) Includes mainly structured loans to corporate clients.

Level 3 financial instruments
Set forth below are the Group’s main financial instruments measured using unobservable market data as significant inputs of the internal models (level 3):
•HTC&S (Hold to collect and sale) syndicated loans classified in the fair value category with changes in other comprehensive income, where the cost of liquidity is not directly observable in the market, as well as the prepayment option in favour of the borrower.
•Illiquid equity instruments in non-trading portfolios, classified at fair value through profit or loss and at fair value through equity.
•Instruments in Santander UK’s portfolio (loans, debt instruments and derivatives) linked to the House Price Index (HPI). Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth and volatility thereof, and the mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid.
•Callable interest rate derivatives (Bermudan-style options) where the main unobservable input is mean reversion of interest rates.
•Trading derivatives on interest rates, taking as an underlying asset titling and with the amortization rate (CPR, Conditional prepayment rate) as unobservable main entry.
•Derivatives from trading on inflation in Spain, where volatility is not observable in the market.
•Equity volatility derivatives, specifically indices and equities, where volatility is not observable in the long term.
•Derivatives on long-term interest rate and FX in some units (mainly South America) where for certain underlyings it is not possible to demonstrate observability to these terms.
•Debt instruments referenced to certain illiquid interest rates, for which there is no reasonable market observability.
The measurements obtained using the internal models might have been different if other methods or assumptions had been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognised in the interim condensed consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.
The net amount recorded in the results of the first nine months of 2022 arising from models whose significant inputs are unobservable market data (level 3) amounted to EUR 2 million profit (EUR 60 million loss in the first nine months of 2021).

132	January - September 2022

The table below shows the effect, at 30 September 2022 and 31 December 2021, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

2022
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range 1	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets held for trading
Derivatives
CCS	Discounted Cash Flows	Interest rate	-0.7% - 0.7%	0.00%	0.00	0.00
CCS	Forward estimation	Interest rate	-9pb - 9pb	0.65%	(0.18)	0.20
CDS	Discounted Cash Flows	Credit spread	0.4% - 0.9%	0.51%	(0.13)	0.04
EQ Options	EQ option pricing model	Volatility	0% - 90%	61.30%	(0.24)	0.50
EQ Options	Local volatility	Volatility	10% - 90%	50.00%	(1.10)	1.10
FRAs	Asset Swap model	Interest rate	0% - 4%	1.81%	(0.77)	0.64
FX Options	FX option pricing model	Volatility	0% - 50%	31.37%	(0.23)	0.39
Fx Swap	Others	Others	n.a.	n.a.	(1.37)	1.37
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	-50% - 50%	-15.95%	(0.43)	0.22
Inflation Derivatives	Volatility option model	Volatility	0% - 40%	14.04%	(0.35)	0.19
IR Futures	Asset Swap model	Interest rate	0% - 15%	6.02%	(0.84)	0.57
IR Options	IR option pricing model	Volatility	0% - 60%	35.82%	(0.15)	0.22
IRS	Asset Swap model	Interest rate	-5.9% - 12.7%	5.95%	(0.06)	0.11
IRS	Discounted Cash Flows	Credit spread	1.5% - 5.8%	3.21%	(2.77)	1.86
IRS	Discounted Cash Flows	Swap Rate	6.1% - 6.9%	6.41%	(0.89)	0.54
IRS	Forward estimation	Interest rate	-9TIIE28bp - +9TIIE28bp	n.a.	(0.07)	0.08
IRS	Others	Others	5% - n.a.%	n.a.	(13.73)	4.60
IRS	Prepayment modelling	Prepayment rate	2.5% - 6.2%	2.77%	(0.13)	0.01
Others	Forward estimation	Price	0% - 2%	0.62%	(0.56)	0.25
Property derivatives	Option pricing model	Growth rate	0% - 5%	2.50%	(6.49)	6.49
Securitisation Swap	Discounted Cash Flows	Constant prepayment rates	90% - 10%	50.00%	(0.17)	0.17
Swaptions	IR option pricing model	Volatility	0% - 40%	27.32%	(0.10)	0.21
Financial assets designated at fair value through profit or loss
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spreads	0.1% - 0.7%	0.42%	(0.35)	0.35
Mortgage portfolio	Black Scholes Model	Growth rate	0% - 5%	2.50%	(0.68)	0.68
Debt securities
Corporate debt	Discounted Cash Flows	Credit spread	0% - 20%	10.07%	(1.13)	1.15
Government debt	Discounted Cash Flows	Discount curve	0% - 10%	4.92%	(8.84)	8.55
Other debt securities	Others	Inflation Swap Rate	0% - 10%	4.74%	(4.51)	4.06

January - September 2022	133

2022
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets not held for trading mandatorily valued at fair value through profit or loss
Debt securities
Corporate debt	Discounted Cash Flows	Margin of a reference portfolio	-1pb - 1pb	0.01%	(0.33)	0.33
Property securities	Probability weighting	Growth rate	0% - 5%	2.50%	(0.80)	0.80
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(133.50)	133.50
Financial assets at fair value with changes in other comprehensive income
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	0% - 0%	0.00%	(22.00)	0.00
Loans	Discounted Cash Flows	Interest rate curve	-0.1% - 0.1%	0.00%	(0.08)	0.08
Loans	Discounted Cash Flows	Margin of a reference portfolio	-1% - 1%	0.00%	(12.00)	12.01
Loans	Discounted Cash Flows	Credit spread	n.a.	n.a.	(2.94)	—
Loans	Forward estimation	Credit spread	2.8% - 4.9%	3.31%	(7.00)	2.23
Debt securities
Government debt	Discounted Cash Flows	Interest rate	0.4% - 2.4%	1.39%	(0.01)	0.01
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(70.20)	70.20
Financial liabilities held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	39.01%	(0.21)	0.12
Financial liabilities designated at fair value through profit or loss
Loans and advances to customers
Repos / Reverse repos	Repodeal model	Long-term repo spread	n.a.	n.a.	(0.17)	0.00

134	January - September 2022

2021
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	36.30%	(0.50)	0.43
CCS	Discounted Cash Flows	Interest rate	(0.7)%- 0.7%	0.73%	(0.11)	0.11
CCS	Forward estimation	Interest rate	4bp (4)bp	(0.09)%	(0.03)	0.03
Convertibility curve- inputs: NDFs Offshore	Forward estimation	Price	0% - 2%	0.61%	(0.65)	0.28
EQ Options	EQ option pricing model	Volatility	0% - 90%	61.20%	(0.24)	0.52
EQ Options	Local volatility	Volatility	10% - 90%	40.00%	(6.82)	6.82
FRAs	Asset Swap model	Interest rate	0% - 4%	1.78%	(0.91)	0.73
FX Options	FX option pricing model	Volatility	0% - 50%	32.14%	(0.28)	0.50
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	(50)% - 50%	50.00%	(0.56)	0.28
Inflation Derivatives	Volatility option model	Volatility	0% - 40%	13.29%	(0.47)	0.24
IR Futures	Asset Swap model	Interest rate	0% - 15%	5.91%	(1.09)	0.71
IR Options	IR option pricing model	Volatility	0% - 60%	36.28%	(0.20)	0.31
IRS	Asset Swap model	Interest rate	(6)% - 12.8%	10.36%	(0.07)	0.13
IRS	Discounted Cash Flows	Credit spread	103.1bp - 375.6bp	71.91%	(7.21)	4.16
IRS	Discounted Cash Flows	Inflation Swap Rate	(0.8)% - 6.5%	1.81%	(0.04)	0.01
IRS	Discounted Cash Flows	Swap Rate	7.7% - 8.2%	(2.87)%	(0.23)	0.10
IRS	Forward estimation	Interest rate	TIIE91 (8.98)bps - TIIE91 +11.12bps	n.a.	(0.27)	0.17
IRS	Forward estimation	Prepayment rate	6% - 12%	n.a.	—	—
IRS	Others	Others	(0.05)%	n.a.	(1.49)	—
IRS	Prepayment modelling	Prepayment rate	2.5% - 6.2%	0.44%	(0.09)	0.05
Property derivatives	Option pricing model	Growth rate	0% - 5%	2.50%	(2.62)	2.62
Swaptions	IR option pricing model	Volatility	0% - 40%	26.67%	(0.13)	0.27
Debt securities
Corporate debt	Price based	Market price	85% - 115%	15.00%	—	—
Financial assets designated at fair value through profit or loss
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spreads	0.1% - 1.4%	0.66%	(0.26)	0.26
Mortgage	Black Scholes model	Growth rate	0% - 5%	2.50%	(1.90)	1.90
Debt securities
Corporate debt	Discounted Cash Flows	Credit spread	0% - 20%	9.88%	(1.23)	1.20
Government debt	Discounted Cash Flows	Discount curve	0% - 10%	8.33%	(4.14)	20.69
Other debt securities	Others	Inflation Swap Rate	0% - 10%	4.74%	(5.47)	4.92

January - September 2022	135

2021
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets not held for trading compulsorily valued at fair value through profit or loss
Debt securities
Corporate debt	Discounted Cash Flows	Margin of a reference portfolio	(1)bp - 1bp	0.01%	(0.56)	0.60
Property securities	Probability weighting	Growth rate	0% - 5%	2.50%	(1.19)	1.19
Equity instruments
Equities	Price Based	Price	90% - 110%	10.00%	(123.10)	123.10
Financial assets at fair value with changes in other comprehensive income
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	n.a.	n.a.	(0.42)	—
Loans	Discounted Cash Flows	Interest rate curve	(0.1)% - 0.1%	0.12%	(0.07)	0.07
Loans	Discounted Cash Flows	Margin of a reference portfolio	(1)bp - 1bp	1.00%	(13.12)	13.04
Loans	Forward estimation	Credit spread	77bp - 242bp	n.a.	—	—
Debt securities
Government debt	Discounted Cash Flows	Interest rate	0.6% - 0.8%	0.09%	(0.01)	0.01
Equity instruments
Equities	Price Based	Price	90% - 110%	10.00%	(82.13)	82.13
Financial liabilities held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	36.30%	(0.50)	0.43
Financial liabilities designated at fair value through profit or loss
Loans and advances to customers
Repos / Reverse repos	Asset Swap model	Long-term repo spread	n.a.	n.a.	(0.36)	—

136	January - September 2022

Lastly, the changes in the financial instruments classified as level 3 in the first nine months of 2022 and 2021 were as follows:

	01-01-2022	Changes						30-09-2022
EUR million	Fair value calculated using internal models (Level 3)	Purchases/Settlements	Sales/Amortisation	Changes in fair value recognized in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	537	68	(67)	7	—	—	(4)	541
Debt instruments	22	—	—	—	—	—	6	28
Equity instruments	2	—	—	—	—	(1)	—	1
Trading derivatives	513	68	(67)	7	—	1	(10)	512
Swaps	224	1	(46)	121	—	4	(24)	280
Exchange rate options	12	—	(9)	8	—	—	(2)	9
Interest rate options	182	—	—	(138)	—	(1)	—	43
Index and securities options	41	9	(7)	29	—	(1)	9	80
Other	54	58	(5)	(13)	—	(1)	7	100
Trading financial assets at fair value through profit or loss	418	35	—	13	—	—	64	530
Loans and advances to customers	18	3	—	(7)	—	—	(3)	11
Debt instruments	400	32	—	20	—	—	67	519
Non-trading financial assets mandatorily at fair value through profit or loss	1,865	157	(292)	115	—	5	67	1,917
Loans and advances to customers	268	26	(92)	80	—	—	8	290
Debt instruments	366	6	(37)	(44)	—	—	1	292
Equity instruments	1,231	125	(163)	79	—	5	58	1,335
Financial assets at fair value through other comprehensive income	4,847	6,284	(6,436)	—	(193)	367	57	4,926
Loans and advances to customers	3,880	6,191	(6,399)	—	(11)	296	(3)	3,954
Debt instruments	146	91	(28)	—	—	—	61	270
Equity instruments	821	2	(9)	—	(182)	71	(1)	702
TOTAL ASSETS	7,667	6,544	(6,795)	135	(193)	372	184	7,914
Financial liabilities held for trading	160	199	(64)	133	—	7	(9)	426
Trading derivatives	160	199	(64)	133	—	7	(9)	426
Swaps	44	32	(8)	241	—	9	(25)	293
Exchange rate options	7	6	(14)	1	—	—	—	—
Interest rate options	26	56	(20)	(31)	—	—	—	31
Index and securities options	67	6	(18)	(31)	—	(2)	16	38
Others	16	99	(4)	(47)	—	—	—	64
Financial liabilities designated at fair value through profit or loss	469	—	(3)	—	—	—	62	528
TOTAL LIABILITIES	629	199	(67)	133	—	7	53	954

January - September 2022	137

	01-01-2021	Changes						30-09-2021
EUR million	Fair value calculated using internal models (Level 3)	Purchases/Settlements	Sales/Amortisation	Changes in fair value recognized in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	740	134	(95)	36	—	(38)	2	779
Debt instruments	7	18	(2)	(2)	—	—	(1)	20
Equity instruments	3	—	(1)	2	—	—	—	4
Trading derivatives	730	116	(92)	36	—	(38)	3	755
Swaps	272	5	(12)	(76)	—	30	(2)	217
Exchange rate options	22	14	(27)	38	—	—	—	47
Interest rate options	241	7	(39)	(46)	—	—	—	163
Index and securities options	94	18	(4)	30	—	(67)	1	72
Other	101	72	(10)	90	—	(1)	4	256
Trading financial assets at fair value through profit or loss	649	72	(130)	7	—	(163)	6	441
Credit institutions	163	—	—	—	—	(163)	—	—
Loans and advances to customers	19	—	(3)	—	—	—	—	16
Debt instruments	467	72	(127)	7	—	—	6	425
Non-trading financial assets mandatorily at fair value through profit or loss	934	272	(184)	33	—	528	25	1,608
Loans and advances to customers	295	104	(110)	(14)	—	—	2	277
Debt instruments	134	27	(18)	22	—	12	9	186
Equity instruments	505	141	(56)	25	—	516	14	1,145
Financial assets at fair value through other comprehensive income	6,220	4,546	(4,443)	—	(175)	(262)	(5)	5,881
Loans and advances to customers	4,791	4,480	(4,411)	—	(27)	(194)	(9)	4,630
Debt instruments	206	64	(14)	—	1	(68)	2	191
Equity instruments	1,222	2	(18)	—	(149)	—	2	1,060
TOTAL ASSETS	8,543	5,024	(4,852)	76	(175)	65	28	8,709
Financial liabilities held for trading	295	57	(67)	119	—	(33)	1	372
Trading derivatives	295	57	(67)	119	—	(33)	1	372
Swaps	81	4	(3)	(31)	—	(1)	(2)	48
Exchange rate options	1	2	—	23	—	—	—	26
Interest rate options	49	11	(13)	(10)	—	—	—	37
Index and securities options	97	21	(43)	29	—	(32)	1	73
Interest rate and equity futures	2	—	(2)	—	—	—	—	—
Others	65	19	(6)	108	—	—	2	188
Financial liabilities designated at fair value through profit or loss	610	—	—	17	—	(289)	—	338
TOTAL LIABILITIES	905	57	(67)	136	—	(322)	1	710

138	January - September 2022

17.   Explanation added for translation to English
These interim condensed consolidated financial statements are presented on the basis of the regulatory financial reporting framework applicable to Grupo Santander in Spain (see Note 1.b).

January - September 2022	139

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: 31 October 2022	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer